
10011525


RECEIVED
APR 1 4 2010



NovaMed | 2009 Annual Report


NovaMed



Company Profile

NovaMed operates, develops and acquires ambulatory surgery centers (ASCs) in partnership with physicians. NovaMed also provides expertise in identifying and attracting new physicians to perform surgical procedures at existing ASCs. At April 1, 2010, NovaMed had ownership interests in 37 ASCs located in 19 states.

NovaMed also sells a variety of medical products to health care professionals and consumers. In addition, NovaMed provides marketing products and services to health care professionals and vendors.


TOTAL NET REVENUE
(in thousands)
$128,621
$141,220
$156,444
2007
2008
2009
EPS (diluted)
FROM CONTINUING OPERATIONS
$0.19
$0.28
$0.32
2007
2008
2009
OPERATING CASH FLOW
LESS PARTNER DISTRIBUTIONS
(in thousands)
$17,992
$25,051
$25,549
2007
2008
2009



Selected Financials

	2009	2008	2007
	(in thousands, except per share data)		
Total net revenue	$156,444	$141,220	$128,621
Operating income	38,819	35,883	31,510
Net income from continuing operations	7,511	6,966	4,802
EPS (diluted) from continuing operations	$ 0.32	$ 0.28	$ 0.19
Operating cash flow less partner distributions	$ 25,549	$ 25,051	$ 17,992
Working capital	$ 7,146	$ 12,136	$ 18,438
Total assets	247,967	251,421	195,704
Long-term debt	104,282	124,566	80,960
NovaMed, Inc. stockholders' equity	91,028	82,476	77,505


OPERATING INCOME
(in thousands)
$31,510
$35,883
$38,819
2007
2008
2009


NET INCOME
FROM CONTINUING OPERATIONS
(in thousands)
$4,802
$6,966
$7,511
2007
2008
2009


OPERATING INCOME
MARGIN
24.5%
25.4%
24.8%
2007
2008
2009

Dear Stockholders


aMed

We entered 2009 facing the combined challenges of a difficult economy and tightened credit markets. We met these challenges by achieving respectable growth, successfully amending our credit facility and deleveraging our balance sheet. On the growth side, we managed to increase our consolidated net revenue, operating income and diluted earnings per share from continuing operations by 11%, 8% and 14%, respectively, over 2008. One of our major objectives for 2009 was to extend the term of our credit facility. We successfully accomplished this objective in the third quarter by entering into an amendment to our credit agreement which extends the term to December 15, 2011. We also determined that because of the uncertain economy and credit markets the best use of our cash in 2009 was to pay down debt and deleverage our balance sheet. We used just over $20 million of our $21.8 million of free cash flow in 2009 to reduce our long-term debt.

Surgical Facilities Provide Solid Platform for Growth

In 2009 we performed 159,633 procedures in our 37 ambulatory surgery centers (ASCs). Net revenue in our surgical facilities segment increased 13% over 2008 to $131.2 million. With same-facility net revenue relatively flat, all of this growth came from our 2008 acquisitions. As we have explained, less than 3% of our procedures are purely elective which we define as those procedures not covered by third-party insurance. These generally include laser vision correction and cosmetic plastics procedures. These are the procedures most impacted by downturns in the economy and changes in discretionary income. However, we have found that what we characterize as "need driven" procedures can also be impacted by an uncertain economy, higher unemployment rates and concerns over job security. These are the conditions we experienced in 2009 which we believe contributed to negative same-facility growth in the first three quarters. Whether it was due to the loss of health insurance or just job insecurity and not wanting to take time off, prospective patients postponed procedures. We experienced a significant swing to a positive 6% same-facility net revenue growth in the fourth quarter which we believe was primarily the result of a release of some of the postponed procedures as patients became more comfortable taking time off before the holidays. To counter these forces and attempt to reduce the volatility of our same-facility growth, we are proactively marketing the services offered by our ASCs to new physicians in our markets. We are also helping the physicians that currently use our ASCs to bring more of their procedures to our centers which may include more complex, higher revenue procedures.

We continue to believe that a diversified procedure and payor mix helps to strengthen NovaMed. In 2009, 56% of the procedures performed in our ASCs were ophthalmic procedures down from 61% in 2008. Pain management, orthopedic, gastroenterology, ENT and urology comprised 19%, 11%, 5%, 4% and 3% of our procedures in 2009, respectively. Of NovaMed's total surgical facilities revenue in 2009, 49% came from third-party insurance, 38% came from government sources (primarily Medicare) and 13% came from private sources.

Health Care Reform

Health care reform was a major topic of

discussion in 2009 and it continued into 2010 when it passed by a very slim margin in late March. Based on our review of the legislation, we believe there are no specific provisions that directly impact surgery centers. However, on the positive side we believe that if more people are covered by third-party or government sponsored health insurance plans this could result in an increase in the demand for surgical procedures. On the negative side, a shift in patients from better paying third-party plans to government sponsored plans or simply increased pressure for government sponsored plans to reduce spending could have a negative impact. Our industry was very active communicating our message in Washington, D.C. in 2009. The message is simple: ASCs serve a critical need in the healthcare system, representing the lowest cost setting with the highest quality outcomes and are preferred by patients, payors and physicians. ASCs are subject to very comprehensive regulatory standards and studies have shown that they produce superior patient outcomes, low infection rates and high patient satisfaction. Surgeons prefer ASCs over hospitals because they are more efficient; payors and patients benefit because ASCs cost less. On average, the Medicare allowable reimbursement for a procedure performed in an ASC is 59% of the hospital reimbursement for the same procedure. Because of this, the patient's co-payment for a procedure performed in an ASC is less than if they go to the hospital for the same procedure. While the ramifications of health care reform are uncertain, we remain convinced that ASCs are part of the long-term solution by delivering efficient, high quality care at a lower cost.

Product Sales Businesses Provide Solutions

The common theme of our product sales businesses is that they offer products and services that help physicians grow their practices and improve their margins. In some cases, the physician customers are also users of our ASCs. Although the economy negatively impacted these businesses in 2009, they remain well positioned in their respective markets to continue to grow as the economy improves. Our buying group business has realized significant growth over the years by providing eye care professionals with the opportunity to reduce their supply costs due to the favorable pricing we are able to offer by aggregating purchasing volumes. This business has grown by adding new customers as well as offering more products to existing customers. The focus of this business has been optical products but we are in the process of adding other medical products to expand our service offering and accelerate growth.

Our marketing products and services business provides solutions to help physicians grow their practices. The focus of this business has been with ophthalmology practices but we are in the process of including other specialties in our product and service offerings. We believe that our ancillary product sales businesses provide an opportunity to strengthen our relationships with physicians and, in some cases, resulting practice growth may benefit our ASCs over the longer term.

Cash Flow Remains Consistent and Strong

In 2009, our cash flow from operations less the distributions we made to our physician-partners was $25.5 million, up from $25.1 million in 2008. We purchased $3.7 million in property and equipment in 2009. This left us with almost $22 million in free cash flow and we used just over $20 million of this free cash flow to pay down debt in 2009. Our cash flow exceeds our net income by over three times due to our favorable tax position as well as the many non-cash expenses that reduce our net income. We expect our cash flow to remain strong for many years which will provide us with the ability to internally fund some of our future growth through acquisitions.

We decided to use our cash flow in 2009 to deleverage and not for acquisitions for several reasons. The economy and credit markets were very uncertain and deleveraging strengthened our balance sheet and better positioned us in our negotiations to extend the term of our credit facility. Also, we became even more conservative in our approach to acquisitions from both a valuation and due diligence standpoint. In other words, we wanted to pay lower multiples and take less risk on issues such as out-of-network revenue. As a result, we decided against many prospective deals that we reviewed. We believe this was the appropriate position to take under the circumstances.

Capital Resources and Acquisitions

Last year we explained our credit facility was due to expire in February 2010 and we planned to negotiate an amendment to the facility in 2009 to extend the term. Despite the very difficult credit markets at the time, we successfully completed the process in the third quarter of 2009. We now have an $80 million credit facility, consisting of a $50 million revolving credit facility and a $30 million term loan facility. The term of the credit facility was extended to December 15, 2011.

Supported by our revolving credit facility and substantial cash flow from operations, we are now back in the market for ASC acquisitions and are actively reviewing several potential opportunities. We still plan to be conservative in our approach but I am confident that we will find some attractive candidates that we will be able to acquire in 2010.

The challenging economy may have slowed our growth rate but I believe we have shown that NovaMed is both resilient and resourceful to be able to meet the challenges and succeed in both good times and difficult times. We are able to do this because of the dedication and hard work of our employees, management team and physician-partners. I would like to thank them and our Board of Directors for their leadership and guidance. I also thank our stockholders for their constructive feedback and continuing support.



Thomas S. Hall
Chairman, President and Chief Executive Officer
April 2, 2010



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

for the transition period from to

Commission File Number: 0-26625

NOVAMED, INC.
(Exact name of registrant as specified in its charter)

Delaware	**36-4116193**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

333 West Wacker Drive, Suite 1010, Chicago, Illinois 60606
(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: **(312) 664-4100**

980 North Michigan Avenue, Suite 1620, Chicago, Illinois 60611
(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.01 per share	The NASDAQ Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files. Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's shares of voting stock held by non-affiliates of the registrant, based upon the last reported sale price of the registrant's Common Stock on June 30, 2009 was $81,898,708. The number of shares outstanding of the registrant's Common Stock, par value $.01 per share, as of March 8, 2010 was 23,672,539.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement in connection with the registrant's 2010 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

PART I

This Annual Report on Form 10-K (the "Form 10-K") contains, and incorporates by reference, certain "forward-looking statements" (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties and reflect our current expectations regarding our future results of operations, performance and achievements. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. We have tried, wherever possible, to identify these forward-looking statements by using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions. These statements involve risks and uncertainties and reflect our current beliefs and are based on information currently available to us. Accordingly, these statements are subject to certain risks, uncertainties and contingencies that could cause our actual results, performance or achievements in 2010 and beyond to differ materially from those expressed in, or implied by, such statements. These risks and uncertainties include: the current difficult economy and tightened credit markets; our current and future debt levels; our ability to access capital on a cost-effective basis to continue to successfully implement our growth strategy; reduced prices and reimbursement rates for surgical procedures; our ability to acquire, develop or manage a sufficient number of profitable surgical facilities; our ability to maintain successful relationships with the physicians who use our surgical facilities; our ability to grow and manage effectively our increasing number of surgical facilities; competition from other companies in the acquisition, development and operation of surgical facilities; and uncertainty around potential national healthcare reform and the application of existing or proposed government regulations, or the adoption of new laws and regulations, that could limit our business operations, require us to incur significant expenditures or limit our ability to relocate our facilities if necessary. These factors and others are more fully set forth under "Item 1A—Risk Factors." You should not place undue reliance on any forward-looking statements. We undertake no obligation to update or revise any such forward-looking statements that may be made to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect the occurrence of unanticipated events.

Unless the context requires otherwise, you should understand all references to "we," "us" and "our" to include NovaMed, Inc. and its consolidated subsidiaries.

Item 1. Business

General

NovaMed, Inc. is a health care services company and an owner and operator of ambulatory surgery centers (ASCs). Our primary focus and strategy is to acquire, develop and operate ASCs in joint ownership with physicians throughout the United States. As of March 15, 2010, we own and operate 37 ASCs located in 19 states. Historically, most of our ASCs have been single-specialty ophthalmic surgical facilities where ophthalmologists perform surgical procedures—primarily cataract surgery. Over the past six years, however, we have focused on expanding into other specialties such as orthopedics (including podiatry), pain management, gastroenterology, urology, otolaryngology (ENT), plastic surgery and gynecology. This expansion into other specialties has been accomplished through both the acquisition of new ASCs and the addition of new specialties to our existing ASCs. As of March 15, 2010, 13 of our 37 ASCs offer surgical services in specialties other than ophthalmology. We continue to explore opportunities to acquire ASCs offering differing types of medical specialties. We also continue to explore ways to efficiently add new specialties to our existing ASCs.

As of March 15, 2010, we owned a majority interest in 35 of our ASCs, with the noncontrolling interests generally being held by physicians. We own 100% of the equity interests in two of our ASCs.

We also own and operate optical laboratories, an optical products purchasing organization, a marketing products and services business, and a call center and marketing solutions business.

In addition to our surgical facilities and optical products businesses, we provide management services to two eye care practices pursuant to long-term service agreements. Under these service agreements, we provide business, information technology, administrative and financial services to these practices in exchange for a management fee. These management services are provided to an optometric practice with an optical retail store located in the Chicago market and an ophthalmology practice with multiple locations in Atlanta, Georgia.

We were originally organized as a Delaware limited liability company in March 1995 under the name NovaMed Eyecare Management, LLC. In connection with a venture capital investment made in November 1996, NovaMed Holdings Inc., an Illinois corporation, was formed to serve as a holding company, with NovaMed Eyecare Management, LLC as our principal operating subsidiary. In May 1999, NovaMed Holdings Inc. reincorporated as a Delaware corporation and changed its name to NovaMed Eyecare, Inc. In August 1999, we consummated our initial public offering of common stock. In March 2004, we changed our name to NovaMed, Inc. We also changed the name of our principal operating subsidiary to NovaMed Management Services, LLC.

Information Available

Our corporate offices are located at 333 West Wacker Drive, Suite 1010, Chicago, Illinois 60606 and 100 Mansell Court East, Suite 650, Roswell, Georgia 30076. In December 2009, we relocated our Chicago corporate office from 980 North Michigan Avenue, Suite 1620, Chicago, Illinois 60611. Our website is *www.novamed.com*. Information contained on our website is not part of, and is not incorporated into, this Annual Report on Form 10-K. We file annual, quarterly, and current reports, proxy statements, and other documents with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The public may read and copy any materials that we file with the SEC at the SEC's public reference facilities at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Also, the SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including us, that file their Exchange Act documents electronically with the SEC. The public can obtain any documents that we file with the SEC at *http://www.sec.gov*.

We also make available free of charge on or through our Internet website (*http://www.novamed.com*) our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC.

Industry Overview

Ambulatory Surgery Center Industry

The term "ambulatory surgery" refers to medical procedures performed on a nonhospitalized patient who is able to return home the same day. Since the inception of outpatient surgery centers in the early 1970s, the ASC industry has grown consistently, with approximately 5,900 ASCs in the United States as of August 2008 according to SDI Health, LLC, an independent health care analytics organization. Improved surgical techniques and technologies have significantly expanded the number of surgical procedures that can be performed in an ASC. Lasers, enhanced endoscopic techniques and fiber optics have reduced the trauma and recovery time associated with many surgical procedures. Improved anesthesia has minimized post-operative side effects such as nausea and drowsiness, resulting in shorter recovery times and in many cases eliminating the need for overnight hospitalization.

We also believe that the convenience and efficiencies offered by an ASC have also contributed to the growth in ASC procedures. We believe that many physicians prefer an ASC to a hospital because of greater scheduling flexibility, faster turnaround time between cases and more efficient nurse staffing. Patients prefer the experience of a surgical facility dedicated to their specialized surgery that is free from disruptions or scheduling conflicts that often arise in hospitals due to emergency procedures or more complex surgical procedures that take longer than expected.

In addition to these technological advancements and operating efficiencies, we believe that public and private third party payors recognize the cost-effective benefits of ASCs. We believe that surgery performed at an ASC is generally less expensive than hospital-based outpatient surgery because of lower facility costs, more efficient staffing and space utilization and a specialized operating environment focused on cost containment.

Optical Products and Services Industry

The eye care market consists of a large, diverse group of services and products. The eye care services market includes routine eye examinations as well as diagnostic and surgical procedures that address complex eye and vision conditions. The most common conditions addressed by eye care professionals are nearsightedness, farsightedness and astigmatism. Other frequently treated conditions include cataracts, glaucoma, macular degeneration and diabetic retinopathy. Eye and vision conditions are typically treated with surgery, pharmaceuticals, prescription glasses, contact lenses or some combination of these treatments. Additional services offered by eye care professionals include research services for eye care devices or pharmaceuticals being developed or tested in clinical trials. The optical products market consists of the manufacture, distribution and sale of optical goods, including corrective lenses, eyeglasses, frames, contact lenses and other optical products and accessories.

While the number of patient choices for vision correction has increased with improved surgical vision correction technologies and techniques, the market for basic optical goods, including corrective lenses, eyeglass frames, contact lenses and other optical products and accessories, remains a significant market. Eyeglass lenses and frames are typically sold through retail optical outlets located in optometrist and ophthalmologist clinics, as well as through retail stores.

The market for our marketing products and services business has historically been limited to the eye care market and the providers' demand for support and assistance in growing their practices. With our acquisition of MDnetSolutions in August 2008, our marketing products and services business has been expanded into the bariatric market. Bariatric surgery is a treatment option for people with morbid obesity, with many of its patients being those who have not experienced long-term weight loss success through other means.

Our Business Model

We are focused primarily on acquiring, developing and operating ASCs within new and existing markets. We believe that our experience in operating ASCs, when coupled with our management services experience in working with physicians, will provide our physician-partners with an efficient operating environment to maximize quality patient care. Our business was founded in the eye care setting, but we have expanded into other specialties and expect to continue to acquire and develop ASCs in varying specialties.

Surgical Facilities

As of March 15, 2010, we own and operate 37 ASCs, each of which is a state-licensed and Medicare-certified ASC. Physicians perform a variety of surgical procedures in our ASCs, including ophthalmology, orthopedics (including podiatry), pain management, gastroenterology, urology, ENT, plastic surgery and gynecology. Fifty-six percent (56%) of the surgical procedures performed in our facilities in 2009 were ophthalmic procedures, with pain management, orthopedics, gastroenterology, ENT and urology comprising 19%, 11%, 5%, 4% and 3%, respectively. Elective plastic surgery (*i.e.* surgery not covered by third party payors) is less than 1% of our total procedures.

We generally own and operate our surgical facilities through joint ownership arrangements in which we own a majority interest in the facility with the noncontrolling equity interests being owned by the physicians that perform surgeries in the ASC and live in the ASC's local community. Each facility is generally owned and operated through a separate limited liability company, with one of our wholly owned subsidiaries generally serving as the manager of the entity. In certain instances, we may own the facility through a limited partnership with one of our wholly owned subsidiaries serving as the general partner.

Product Sales

We own and operate an optical laboratory business that specializes in surfacing, finishing and distributing corrective lenses and eyeglass lenses. Our laboratories have in excess of 275 active customers, including ophthalmologists, optometrists, opticians and optical retail chains. Our optical products purchasing organization allows eye care professionals to purchase optical products through us from more than 275 suppliers. We expanded our purchasing organization in December 2007 when we acquired an optical products purchasing organization based in Minneapolis, Minnesota. With this acquisition, we now process consolidated monthly billing for over 2,300 customers. A customer of these businesses includes a former affiliated practice which is a party to a multi-year optical supply agreement with us pursuant to which our group purchasing organization and optical laboratories are the primary providers of optical products and supplies to this practice. Unless the parties agree on an extension, this supply agreement will expire in December 2012. The product sales revenue generated from this customer in 2009 constituted six and one-half percent of our total product sales revenue.

In addition, our marketing products and services business provides eye care professionals and vendors with a range of products and services including brochures, videos, advertising and website design, education and training programs, and consulting services.

In August 2008, we acquired MDnetSolutions, a call center and marketing solutions company serving primarily the bariatric market. Bariatrics is a growing surgical specialty in light of the current obesity and diabetes epidemics in the United States. MDnetSolutions provides a broad range of services and products to the bariatric community, including call center services, nurse line services, websites and a software program that tracks and manages patient leads for providers. MDnetSolutions' customers include bariatric practices, hospitals and medical device manufacturers. In addition to the bariatric market, we are also seeking to expand these services into other specialties, including ophthalmology.

We also have a long-term service agreement with an optometric practice located in Illinois. The optometric practice also has a retail optical outlet that sells eyeglasses and other products to patients. We provide all of the services, facilities and equipment necessary to operate this optometric practice under a 25-year service agreement ending in 2027. The services include:

- billing, collection and cash management services
- procuring and maintaining all office space, equipment and supplies
- subject to federal and state law, recruiting, employing, supervising and training all non-professional personnel
- assisting in recruiting additional doctors
- all administrative and support services
- information technology services

Other

We also have a 40-year service agreement, ending in 2040, in place with an ophthalmology practice with multiple locations in Atlanta, Georgia. We provide all of the services, facilities and equipment necessary to operate this medical practice, including services identical in nature to those described above with respect to our Illinois affiliated optometric practice.

For a further discussion regarding these segments and their respective financial information, please see "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our Growth Strategy

Surgical Facilities

We are focused on acquiring, developing and operating ASCs. Historically, our emphasis was primarily on eye surgical services. Over the past several years, however, we have expanded into other specialties such as orthopedics (including podiatry), pain management, gastroenterology, urology, ENT, plastic surgery and gynecology. This expansion into other specialties has been through both the acquisition of new facilities and the addition of specialties to our existing centers. While ophthalmology is still our largest specialty and a key part of our growth strategy, we are actively evaluating and pursuing opportunities in other specialties. The key elements of our growth strategy are:

- Increasing the revenue and profitability of our existing ASCs;
- Acquiring equity interests in ASCs in partnership with physicians; and
- Developing newly constructed ASCs through joint ownership arrangements with physicians.

Increasing Revenue and Profitability of our Existing ASCs

The revenue generated by our ASCs is driven by the surgical procedures performed by physicians. Revenue growth in our existing ASCs is expected to be derived from an increase in surgical procedures performed at each facility, with this increase attributable to existing physicians or new physicians utilizing the facility. All of our ASCs currently have the capacity to handle additional procedures. Given this capacity, we introduce the benefits of our facilities to new physicians who may be using other less efficient and convenient facilities. We believe the efficiency and convenience of an ASC, and the opportunity to work in facilities affiliated with a national ASC operator with significant management expertise, are appealing to physicians and their patients and provides a more attractive setting than hospitals. We employ sales people in several of our markets who are working on a full-time basis to market our ASCs to potential physicians. We also work with our physicians to identify new procedures, technologies or equipment to integrate into our facilities and expand the scope of surgical services offered in a cost-effective manner. Moreover, as we continue to expand the number of multi-specialty ASCs within our portfolio, reimbursements from private third party payors will likely increase as an overall percentage of our surgical facility revenue. Thus, we will continue to evaluate opportunities to maximize our managed care panel participation and reimbursement levels.

With some of our existing centers that currently provide only eye-related surgical services, we continue to explore efficient ways to add new surgical specialties. We are often required to obtain state licensure approval to add other specialties to our existing centers. The likelihood of our success in receiving these approvals will vary by state.

Staffing and medical supply costs are generally an ASC's two largest expense categories. We analyze staffing schedules and work with physicians to schedule surgeries in a manner that maximizes staff efficiency and optimizes staffing costs. We also have negotiated purchasing contracts with many of our largest vendors and we educate our physicians on lower cost supply alternatives while maintaining high patient care standards.

Acquiring Equity Interests in ASCs

We have a development staff that is responsible for identifying, evaluating and negotiating the acquisition of majority interests in ASCs in new or existing markets. In certain instances, we may also consider acquiring a minority, rather than a majority, equity interest. The acquisition of a well-established ASC is an attractive means of entry into a new market, particularly in states that require a certificate of need ("CON") for development. In analyzing potential transactions, the evaluation of our prospective physician-partners is a critical factor. We recognize that the success of our ASCs is tied directly to the success of our physician-partners and their practices. We believe our management services experience from our history as a physician practice management company greatly enhances our physician evaluation process.

We also assess the target facility's potential for future growth. We identify opportunities to add new physicians or surgical procedures, or to improve managed care participation. We also examine the opportunities to reduce expenses through improved staff efficiency, better physician scheduling and reduced supply costs. Our development staff and operations personnel work closely with our physician partners to formulate a growth strategy for each newly acquired facility to maximize our return on investment.

We currently intend to finance our future acquisitions of equity interests in ASCs using cash generated from our operations and amounts borrowed under our $80 million credit facility, which consists of a $50 million revolving credit facility and a $30 million term loan facility. The credit facility expires on December 15, 2011; however, if we repay or refinance our convertible notes prior to this date the expiration date will be extended to August 31, 2012.

Developing Newly Constructed ASCs

Our development staff is also responsible for identifying potential opportunities to build new ASCs with physician-partners. These projects involve partnering with one or more physicians in a local community that is either underserved from a facility standpoint, or involve physicians who do not have the resources, productivity or expertise to construct a facility on their own and seek an experienced partner to help finance, structure and oversee the project. Generally, development of a new ASC can be an attractive alternative in states that do not require a CON to build a new center. We have developed two of our 37 ASCs as of March 15, 2010. In addition, effective January 2009, we relocated one of our ASCs from Altamonte Springs, Florida into a newly constructed and expanded facility with four operating rooms in Orlando, Florida.

Product Sales

We believe there are opportunities to grow our products sales business by adding customers, as well as offering a broader range of products and services. In December 2007, we added to our optical products group purchasing organization by purchasing another purchasing organization based in Minneapolis, Minnesota. In August 2008, we supplemented our marketing products and services business by acquiring MDnetSolutions, a call center and marketing solutions company serving primarily the bariatric market.

Competition

Surgical Facilities

In acquiring, developing and operating our ASCs, our principal competitors are corporations, physicians and hospitals. There are several publicly held and private companies actively engaged in the acquisition, development and operation of ASCs. Some of these companies may acquire and develop multi-specialty ASCs, practice-based ASCs focusing on varying specialties, or a combination of the two. Moreover, some of these companies have the acquisition and development of ASCs as their core business, while other competitors are larger companies that have subsidiaries or divisions engaged in this business. Many of these competitors have greater resources than us. In recent years, we have seen hospitals becoming much more active in competing with us for the acquisition and development of ASCs. We are also beginning to see hospitals becoming much more active in employing physicians and/or purchasing medical practices. In each of our local markets, we compete with hospitals and other ASCs in attracting physicians to utilize our ASCs, for patients and for managed care contracting opportunities.

Product Sales

Our two optical laboratories face a variety of national, regional and local competitors. We compete in the optical laboratory market on the bases of quality and breadth of service, reputation and price.

In the market for providing optical group purchasing services, we primarily compete with national and regional buying groups, as well as large vendors. Competition in this market is based upon service, price and the strength of the purchasing organization, including the ability to negotiate discounts with suppliers.

Our marketing products and services businesses, Patient Education Concepts and MDnetSolutions, compete in a fragmented market, with no dominant competitors that have significant market share.

Other

Our management services are provided to eye care professionals through long-term affiliations. The market for these management services is fragmented, and we do not face any single, dominant national competitor. Eye care professionals may seek a corporate partner to assist them in the growth and development of their practices, as well as with the day-to-day management and administration of their businesses. Factors that may influence an eye care professional's decision to retain a corporate partner to provide management services are the corporate partner's experience and scope and quality of services offered, the eye care professional's need for these services, and price.

Employees

As of March 1, 2010, we had approximately 809 employees, 549 of whom are full-time employees. We are not a party to any collective bargaining agreements and we consider our relations with our employees to be good.

Many of our ASCs are located adjacent to a physician practice. In some instances, our ASCs may lease from the physician practice some or all of the individuals who provide services in the ASC on our behalf. This is typically only done when the ASC provides surgical services on a limited schedule. This leasing model allows us to staff these centers in a more cost-effective manner.

Governmental Regulation

As a participant in the health care industry, our operations are subject to extensive and increasing regulation by governmental entities at the federal, state and local levels. Many of these laws and regulations are subject to varying interpretations, and in many areas, we believe courts and regulatory authorities generally have provided limited clarification. Moreover, state and local laws and interpretations vary from jurisdiction to jurisdiction. As a result, we may not always be able to accurately predict interpretations of applicable law regulating our businesses.

We believe our business practices comply in all material respects with applicable federal, state and local laws and regulations. If the legal compliance of any of our activities were challenged, however, we might have to divert substantial time, attention and resources from running our business to defend against these challenges regardless of their merit. In such circumstances, if we do not successfully defend these challenges, we might face a variety of adverse consequences including losing our ASC licenses, losing our eligibility to participate in Medicare, Medicaid or other federal or state health care programs, or losing other contracting privileges and, in some instances, civil or criminal fines. Any of these consequences could have a material adverse effect on our business, financial condition and results of operations.

The regulatory environment in which we operate may change significantly in the future. Numerous legislative proposals have been introduced in the U.S. Congress and in various state legislatures over the past several years that could cause major reforms of the U.S. health care system. In addition, several sets of regulations have been recently adopted that may require substantial changes in the way health care providers operate during the coming years. In response to new or revised laws, regulations or interpretations, we could be required to revise the structure of our legal arrangements, repurchase noncontrolling equity interests in our ASCs that are owned by physicians, incur substantial legal fees, fines or other costs, or curtail our business activities, reducing the potential profit to us of some of our legal arrangements, any of which could have a material adverse effect on our business, financial condition and results of operations.

The following is a summary of the principal health care regulatory issues affecting our operations and us.

Federal Law

Anti-Kickback Statute. The federal anti-kickback statute prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or in order to induce, (i) the referral of a person for services, (ii) the furnishing or arranging for the furnishing of items or services, or (iii) the purchase, lease or order or arranging or recommending purchasing, leasing or ordering any item or service, in each case, reimbursable under Medicare, Medicaid or other federal health care programs. Violations of this statute may result in criminal penalties, including imprisonment or criminal fines of up to $25,000 per violation, civil penalties of up to $50,000 per violation plus up to three times the amount of the underlying remuneration, and exclusion from federal or state programs including Medicare or Medicaid.

The anti-kickback statute is broadly written as to encompass many legitimate, harmless and pro-competitive arrangements. Consequently, Congress has enacted a series of statutory exceptions to the anti-kickback statute, and the Inspector General for the U.S. Department of Health and Human Services (DHHS) has promulgated a series of regulatory "safe harbors." When possible, we have attempted to structure our business operations within a safe harbor. However, some aspects of our business either do not meet the prescribed safe harbor standards, or relate to practices for which no safe harbor standards exist. Because there is no legal requirement that relationships fit within a safe harbor, a business arrangement that does not comply with the relevant safe harbor, or for which a safe harbor does not exist, does not necessarily violate the anti-kickback statute, and is not necessarily illegal *per se*.

Included among the safe harbors to the anti-kickback statute are certain safe harbors for investment interests in general, and for investment interests in ASCs, specifically. As of March 15, 2010, we co-own 35 of our ASCs with one or more physicians, and we will likely co-own with physicians most of the ASCs that we will acquire in the future. We will also likely be selling noncontrolling interests in our existing wholly owned ASCs to physicians in the near- to intermediate-term. It is unlikely that our co-ownership will meet all of the parameters of the general investment interest safe harbors or the ASC investment interest safe harbors. As discussed above, however, an arrangement that does not fit squarely within a safe harbor is not *per se* unlawful under the anti-kickback statute. If a practice does not fit within a safe harbor, however, no guarantee can be given that the practice will be exempt from prosecution or the imposition of civil monetary penalties; it will be viewed under the totality of the facts and circumstances. It is our intent to structure all such co-ownership arrangements in a manner that complies with as many of the safe harbor components as possible, that meets the objectives of the anti-kickback statute, and that follows the other available regulatory guidance regarding ASC co-ownership arrangements to the greatest extent possible.

The applicable regulatory authorities have provided limited guidance regarding ASC ownership arrangements that are permissible under the anti-kickback statute. Based on the guidance that is available, we believe that our joint ownership arrangements comply with the anti-kickback law based on, among other things, the following factors: all of the jointly owned ASCs are Medicare certified; patients referred to an ASC by an investor are informed of the referring physician's investment interest in the ASC; the terms on which an investment interest in the ASC is offered to an investor are not related to the previous or expected volume of referrals or services by, or other business with, the investor; neither any of the investors (including us) nor the ASC entity will loan money to any investors or guarantee debt of any investors incurred to purchase the investment interest; the return on investment in the ASC is directly proportional to the investors' investment interests; the ASCs treat federal health program beneficiaries in a non-discriminatory manner; and Medicare- recognized surgical procedures account for a significant portion of each investor-physician's medical practice income.

Self-Referral Law. Subject to limited exceptions, the federal physician self-referral law, known as the "Stark Law," prohibits physicians, optometrists, dentists, chiropractors, and podiatrists from referring their Medicare or Medicaid patients for the provision of "designated health services" (DHS) to any entity with which they or their immediate family members have a financial relationship. The Stark Law also prohibits the recipient of a prohibited referral from billing Medicare for the DHS provided pursuant to that referral. "Financial relationships" include both compensation and ownership relationships. "Designated health services" include clinical laboratory services, radiology and ultrasound services, durable medical equipment and supplies, and prosthetics, orthotics and prosthetic devices, as well as seven other categories of services.

Generally speaking, the Stark Law does not prohibit referrals to ASCs from physicians with ownership or investment interests in those ASCs. Medicare regulations provide two exceptions that protect referrals to ASCs by physicians who have ownership or compensation relationships with those ASCs. The first exception expressly exempts items and services which are identified as designated health services for which payment is included in the ASC composite rate. Referrals made for these items and services by physicians with a financial relationship with the ASC do not violate the Stark Law when furnished in the ASC setting. Thus, when an intraocular lens, or IOL, used in cataract surgery, or another service or item that would otherwise qualify as a "designated health service," is included in an ASC composite payment rate, the IOL (or other such service or item) will not be considered to be a "designated health service." The second exception provides that prosthetics, prosthetic devices, and durable medical equipment implanted at a Medicare-certified ASC by the referring physician or a member of the referring physician's group practice also are specially excepted, even when the Medicare payment for these items is separate from—*i.e.,* not bundled into—the ASC payment.

Violating the Stark Law may result in denial of payment for the designated health services performed, civil fines of up to $15,000 for each service provided pursuant to a prohibited referral, a fine of up to $100,000 for participation in a circumvention scheme, and exclusion from the Medicare, Medicaid and other federal health care programs. The Stark Law is a strict liability statute. Any referral made where a financial relationship exists that fails to meet an exception constitutes a violation of the law.

Civil False Claims Act. The Federal Civil False Claims Act prohibits knowingly presenting or causing to be presented any false or fraudulent claim for payment by the government, or using any false or fraudulent record in order to have a false or fraudulent claim paid. Violations of the law may result in repayment of three times the damages suffered by the government and penalties from $5,500 to $11,000 per false claim. Collateral consequences of a violation of the False Claims Act include administrative penalties and possible exclusion from participation in Medicare, Medicaid and other federal health care programs.

Health Insurance Portability and Accountability Act. In August 1996, Congress enacted the Health Insurance Portability and Accountability Act of 1996 (HIPAA). Included within HIPAA's health care reform provisions are its "administrative simplification" provisions, which require that health care transactions be conducted in a standardized format, and that the privacy and security of certain individually identifiable health information be protected. Final rules for most of the administrative simplification subject areas have been published.

Final rules covering "Standards for Electronic Transactions and Code Sets" were published on August 17, 2000, and set forth the standardized billing codes and formats that we must use when conducting certain health care transactions and activities. Our ASCs are utilizing standard transactions and approved code sets, all in compliance with HIPAA.

On December 28, 2000, as modified on May 31, 2002 and August 14, 2002, the DHHS published final rules addressing "Standards for Privacy of Individually Identifiable Health Information" under HIPAA's administrative simplification provisions. Compliance with these rules was required by April 14, 2003. These rules create substantial compliance issues for all "covered entities"—which include health care providers, health plans and health care clearinghouses—that engage in regulated transactions and activities. Operations of our ASCs are covered by the final rules. We believe our ASCs are in substantial compliance with these final rules.

Final rules addressing the "Security Standards" under HIPAA's administrative simplification provisions were published on February 20, 2003. Compliance with these regulations was required by April 21, 2005. We believe our ASCs are in compliance.

The Health Information Technology for Economic and Clinical Health Act (HITECH Act)—part of the American Recovery and Reinvestment Act of 2009 (ARRA)—broadened the scope of the HIPAA privacy and security regulations. On August 24, 2009, HHS issued an Interim Final Rule addressing security breach notification requirements and, on October 30, 2009, issued an Interim Final Rule implementing amendments to the enforcement regulations under HIPAA. We believe our ASCs are in substantial compliance with the HITECH Act requirements as well.

The HITECH Act provides a framework for security breach notification requirements to individuals affected by a breach and, in some cases, to HHS or to the media. This reporting obligation—effective September 23, 2009—applies broadly to breaches involving unsecured protected health information. In addition, the HITECH Act extends the application of certain provisions of the security and privacy regulations to business associates and subjects them to civil and criminal penalties for violation of the regulations beginning February 17, 2010.

Violations of HIPAA's provisions may result in civil and criminal penalties, and the HITECH Act strengthened HIPAA's enforcement provisions, which may result in increased enforcement activity. For violations occurring on or after February 18, 2009, entities are subject to tiered ranges for civil money penalty amounts between $100 and $50,000 per violation based upon the increasing levels of culpability associated with violations, with an annual cap of $1.5 million for identical violations within a calendar year. An additional criminal monetary penalty and imprisonment may be imposed where a person knowingly obtains or discloses PHI. In addition, the ARRA authorizes state attorney generals to bring civil actions seeking either injunction or damages in response to violations of HIPAA privacy and security regulations that threaten the privacy of state residents. The ARRA also broadens the applicability of the criminal penalty provisions to employees of covered entities and requires HHS to impose penalties for violations resulting from willful neglect. Further, under the ARRA, HHS is now required to conduct periodic compliance audits of covered entities and their business associates.

Healthcare Reform. The Obama administration stated as its top domestic priority its desire to reform the U.S. healthcare system with the goal of providing affordable, accessible healthcare for all Americans while slowing the growth of healthcare costs.

To implement their version of President Obama's reform plans, on November 7, 2009, the House of Representatives passed the Affordable Health Care for America Act (the "House Reform Bill"). On December 24, 2009, the Senate passed a reform bill, the Patient Protection and Affordable Care Act (the "Senate Reform Bill"). On February 25, 2010, the Administration unveiled its own health care reform proposal.

It is unclear whether federal healthcare reform legislation will be enacted, but, if enacted, health reform would vastly change the entire healthcare marketplace in unpredictable ways. For example, reform legislation could dramatically alter the current payor mix with more individuals receiving benefits through government as opposed to private payors, increasing our dependence on Medicare and Medicaid reimbursement regimes. Additionally, if health reform moves toward an increasing emphasis on value-based purchasing or pay-for-performance, it could impose additional burdens in the form of further quality reporting obligations accompanied by lower reimbursements.

We are unable to predict the future course of federal healthcare legislation. Further changes in the law or regulatory framework that reduce our revenues or increase our costs could have a material adverse effect on our business, financial condition or results of operations.

State Law

Facility Licensure and Certificate of Need. We are required to obtain and maintain licenses from the state departments of health in states where we open, acquire and operate ASCs. We believe that we have obtained, and that we maintain, the necessary licenses in states where licenses are required. With respect to future expansion, we cannot assure you that we will be able to obtain the required licenses without unreasonable expense or delay. In addition, we cannot assure you that we will be able to maintain licenses for all of our operating ASCs. We believe our ASCs are in compliance with all applicable state licensure requirements, but we cannot guarantee that the state departments of health will continue to view our facilities as being in compliance.

Some states require a CON, prior to the construction or modification of an ASC or the purchase of specified medical equipment in excess of a dollar amount set by the state. We believe that we have obtained the necessary CONs in states where a CON is required. However, we believe courts and state regulatory authorities generally have provided little clarification as to some of the regulations governing the need for CONs. It is possible that a state regulatory authority could challenge our determination. With respect to our future development of new ASCs or expansion of existing ASCs, we cannot assure you that we will be able to acquire a CON in all states where a CON is required.

Anti-Kickback Laws. In addition to the federal anti-kickback law, a number of states have enacted laws that prohibit payment for referrals and other types of kickback arrangements. Some of these state laws apply to all patients regardless of their source of payment, while others limit their scope to patients whose care is paid for by particular payors.

Self-Referral Laws. In addition to the federal Stark Law, a number of states have enacted laws that require disclosure of or prohibit referrals by health care providers to entities in which the providers have an investment interest or with which the providers have a compensation relationship. In some states, these restrictions apply regardless of the patient's source of payment.

State Privacy Laws. Numerous states have enacted privacy laws that have similar objectives to the federal HIPAA privacy regulations. These laws, which vary from state to state, require that certain protective measures be taken in connection with the disclosure of a patient's identifying information.

State Security Breach Laws. The majority of states have enacted laws implementing specific requirements in the event that the personal information of a resident is compromised. Although these requirements vary from state to state, notification of security breaches to the state Attorney General and affected residents is often required. Notification may be costly and time consuming and a failure to comply with these requirements may result in civil or criminal penalties. To the extent to which we own or maintain personal information, we may be required to comply with various state security breach laws.

Corporate Practice of Medicine. A number of states have enacted laws that prohibit, or have common law that prohibits, the corporate practice of medicine. These laws are designed to prevent interference in the medical decision-making process by anyone who is not a licensed physician. Application of the corporate practice of medicine prohibition varies from state to state. Although we neither employ physicians nor provide professional medical services, we provide services to physicians in connection with their performance of surgical procedures through laser services agreements and through our remaining management services agreements. To the extent any act or service to be performed by us is construed by a court or enforcement agency to constitute the practice of medicine, we cannot be sure that a particular state court or enforcement agency may not construe our arrangements as violating that jurisdiction's corporate practice of medicine doctrine. In such an event, we may be required to redesign or reformulate our relationships with these eye care professionals and there is a possibility that some provisions of our agreements may not be enforceable.

Fee-Splitting Laws. The laws of some states prohibit providers from dividing with anyone, other than providers who are part of the same group practice, any fee, commission, rebate or other form of compensation for any services not actually and personally rendered. Penalties for violating these fee-splitting statutes or regulations may include revocation, suspension or probation of a provider's license, or other disciplinary action. In addition, courts have refused to enforce contracts found to violate state fee-splitting prohibitions. The precise language and judicial interpretation of fee-splitting prohibitions varies from state to state. Courts in some states have interpreted fee-splitting statutes to prohibit all percentage of gross revenue and percentage of net profit management fee arrangements. Other state statutes only prohibit fee splitting in return for referrals. To the extent any of our contractual arrangements are construed by a court or enforcement agency to violate the jurisdiction's fee-splitting laws, we may be required to redesign or reformulate our arrangements and there is a possibility that some provisions of our agreements may not be enforceable.

Excimer Laser Regulation

Medical devices, including the excimer lasers used in our ASCs, are subject to regulation by the FDA. Medical devices may not be marketed for commercial sale in the U.S. until the FDA grants pre-market approval for the device.

Failure to comply with applicable FDA requirements could subject us or laser manufacturers to enforcement action, product seizures, recalls, withdrawal of approvals and civil and criminal penalties. Further, failure to comply with regulatory requirements, or any adverse regulatory action, could result in a limitation on or prohibition of our use of excimer lasers.

Government Regulation—Management Services

Our management services business and the operations of our affiliated providers are also subject to extensive and continuing regulation by governmental entities at the federal, state and local levels. The following is a summary of the principal health care regulatory issues affecting our management services business, both with respect to our affiliated providers and us:

Federal Law

Anti-Kickback Statute. As discussed above, there are safe harbor regulations to the federal anti-kickback statute. When possible, we have attempted to structure our management services business and our relationships with our affiliated providers to meet most of the elements of the applicable safe harbor standards. Some aspects of our management services business, the business of our affiliated providers, and our relationships with our affiliated providers either do not meet the prescribed safe harbor standards, or relate to practices for which no safe harbor standards exist. Because there is no legal requirement that relationships fit within a safe harbor, a business arrangement that does not comply with the relevant safe harbor, or for which a safe harbor does not exist, does not necessarily violate the anti-kickback statute.

Self-Referral Law. Our affiliated providers provide limited categories of designated health services, specifically, diagnostic radiology services, including A-scans and B-scans, and prosthetic devices, including eyeglasses and contact lenses furnished to patients following cataract surgery. We believe the provision of these designated health services satisfies an exception to the Stark Law. In addition, compensation arrangements between our affiliated providers and their employers have historically been structured to comply with the Stark Law.

Civil False Claims Act. The Federal Civil False Claims Act prohibits knowingly presenting or causing to be presented any false or fraudulent claim for payment by the government, or using any false or fraudulent record in order to have a false or fraudulent claim paid.

Health Insurance Portability and Accountability Act. The operations of our affiliated providers are covered by HIPAA and the HITECH Act. We have taken actions to assist our remaining affiliated providers with their HIPAA and HITECH Act compliance efforts.

Healthcare Reform. The Obama administration stated as its top domestic priority its desire to reform the U.S. healthcare system with the goal of providing affordable, accessible healthcare for all Americans while slowing the growth of healthcare costs. Health reform, if enacted, would vastly change the entire healthcare marketplace. We are unable to predict the future course of federal healthcare legislation. Further changes in the law or regulatory framework that reduce our revenues or increase our costs could have a material adverse effect on our business, financial condition or results of operations.

State Law

State Privacy Laws. State health information privacy laws may also apply to the activities of our affiliated providers. There is very little guidance regarding the application of these state privacy laws. We cannot be sure that the privacy measures taken by our affiliated providers will be construed as complying with these laws. In the event the privacy measures taken by these professionals are deemed not to comply with a particular state's health privacy laws, we may need to incur significant time, effort and expense to establish compliance.

State Security Breach Laws. The majority of state security breach laws impose requirements both for persons who own personal information and persons who maintain personal information for the benefit of another person or entity. To the extent that we own or maintain personal information, we will need to comply with state security breach laws governing its protection and any required procedures or notifications in the event that the personal information becomes compromised.

Corporate Practice of Medicine Laws. Although we neither employ doctors nor provide professional medical services, to the extent any portion of the comprehensive management services that we provide under our service agreements with our affiliated providers is construed by a court or enforcement agency to constitute the practice of medicine, our service agreements provide that our obligations to perform the act or service is waived. We cannot be sure that a particular state court or enforcement agency may not construe our arrangements as violating that jurisdiction's corporate practice of medicine doctrine. In such an event, we may be required to redesign or reformulate our relationships with our affiliated providers and there is a possibility that some provisions of our service agreements may not be enforceable.

Fee-Splitting Laws. We believe our management fee arrangements with our affiliated providers differ from those invalidated as unlawful fee splits because they establish a flat monthly fee that is subject to adjustment based on the degree to which actual practice revenues or expenses vary from budget. However, there is some risk that our arrangements could be construed by a state court or enforcement agency to run afoul of state fee-splitting prohibitions. Accordingly, all of our service agreements contain either a reformation provision or a mechanism establishing an alternative fee structure, or both.

Discontinued Operations

On December 12, 2007, our Board of Directors approved a plan to close or sell three ASCs located in Laredo, Texas, Thibodaux, Louisiana and Columbus, Georgia. The Board determined to close or sell two of these ASCs due to their continued unprofitability. The Board decided to close or sell the third facility located in Thibodaux, Louisiana because of the facility's competitive position in the market, limited growth potential, and the lack of a succession plan for its sole surgeon in this rural area who is planning to retire shortly. We have sold all three of these ASCs and completed this plan in August 2008. The results of these ASCs are classified as discontinued operations for all periods presented.

Item 1A. Risk Factors

The following factors should be considered in evaluating our company and our business. These factors may have a significant impact on our business, operating results and financial condition.

Risks Relating to Our Business

Current economic conditions may adversely affect our business

The current economic conditions in the United States, including the tightening of the credit markets, may adversely affect our results of operations, our financial condition and our ability to pursue our growth strategy. The current economic conditions and continuing levels of high unemployment could result in fewer procedures being performed at our ASCs because patients may delay or cancel treatments. Further increases in unemployment could also result in fewer individuals being covered by employer-sponsored health plans and more individuals being covered by lower paying government-sponsored programs such as Medicare and Medicaid. Adverse economic conditions may also increase pressure on federal and state governments to contain or reduce reimbursements from Medicare, Medicaid and other programs. To the extent that commercial payors are adversely affected by the economy, we may experience declines in commercial rates, a slow down in collections and a reduction in the amounts we expect to collect.

In addition, effective August 31, 2009, we renewed our credit facility which would have otherwise expired in February 2010. As an indication of the more restrictive credit markets, the maximum commitment available under our credit facility was reduced from $125 million to $80 million, consisting of a $50 million revolving credit facility and a $30 million term loan facility. The general terms and conditions of this amended credit facility are generally less favorable than the terms we enjoyed under our previous facility. Under the revised facility, we have less borrowing availability at higher variable interest rates. Our ability to pursue acquisition and development activity under our amended facility is also more limited than under our previous facility. We are required to obtain the consent of our lenders for any acquisition exceeding $25 million individually and $40 million for all acquisitions consummated during the term of the credit agreement. The credit agreement expires on December 15, 2011 unless we repay or refinance our convertible notes prior to this date in which case the expiration date will be extended to August 31, 2012.

The level of our current and future debt could adversely impact our business, financial condition and growth strategy, and could also dilute our current equity holders and limit our flexibility

Our acquisition and development program requires substantial capital resources and the operations of our existing ASCs also require ongoing capital expenditures. Our future capital requirements and the adequacy of our available funds will depend on many factors, including the timing and size of our acquisitions, development and expansion activities, the capital requirements associated with our ASCs, the future cost of medical equipment and our ability to generate cash flow. If we identify favorable acquisition and development opportunities that require additional resources, we may be required to incur additional indebtedness or issue equity securities in order to pursue these opportunities.

Our current debt levels may limit our ability to use indebtedness to fund our growth. As of December 31, 2009, we had $40.2 million outstanding under our credit facility which expires on December 15, 2011 unless we repay or refinance our convertible notes prior to this date in which case the expiration date will be extended to August 31, 2012. Our $80 million facility consists of a $50 million revolving credit facility and a $30 million term loan facility. We also have $75 million outstanding in 1.0% convertible senior subordinated notes due June 15, 2012, which we will need to repay or refinance prior to maturity. This high level of indebtedness, among other things, could limit our ability to borrow additional funds or refinance our existing credit facility on favorable terms, if at all. Our indebtedness could also cause us to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our indebtedness, reducing the funds available for our operations and development activities. As our indebtedness has increased, the portion of our borrowings at variable interest rates has also increased, which leaves us vulnerable to interest rate increases. Our degree of leverage also places us at a competitive disadvantage compared to our competitors that have less debt. We could also fund our growth, or reduce our outstanding indebtedness, through the issuance of equity securities. To the extent any such equity financing is available to us, it may be dilutive to our current equity holders.

Under the current terms of our credit facility, as of December 31, 2009, we had approximately $38 million of potential availability under the $50 million revolving credit facility. The $30 million term loan facility requires quarterly payments of $1 million commencing December 31, 2009, which increase to $1.25 million and $1.5 million commencing December 31, 2010 and December 31, 2011, respectively. We are unable to borrow additional funds under the $30 million term loan facility; consequently, our borrowing availability under our existing credit facility is limited to the availability under the $50 million revolving credit facility. In addition, we are not able to use the final $10 million of availability for the purpose of acquisitions.

The capital and credit markets continue to experience volatility and disruption. At various intervals over the last several years, this volatility and disruption reached unprecedented levels. During those volatile times, the markets produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers' underlying financial strength. If these levels of market disruption and volatility resurface or worsen, there can be no assurance that we will be able to obtain sufficient financing or access to capital, on terms satisfactory to us or at all, to enable us to repay or refinance our credit facility or our convertible notes.

Reduced prices and reimbursement rates for surgical procedures as a result of competition or Medicare and other governmental and private third party payor cost containment efforts could reduce our revenue, profitability and cash flow

Government sponsored health care programs accounted for approximately 34% of our consolidated net revenue for the year ended December 31, 2009. The health care industry is continuing to experience a trend toward cost containment as government and private third-party payors seek to contain reimbursement and utilization rates and to negotiate reduced payment schedules with health care providers. These trends may result in a reduction from historical levels in per patient revenue received by our ASCs. Changes in Medicare payment rates have, in the past, resulted in reduced payments to ASCs. Medicaid and other governmental and private insurance payments also could be affected to the extent that these insurance companies use payment methodologies based on Medicare rates, or take actions independent of Medicare to revise payment methodologies.

On January 1, 2008, pursuant to the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (referred to as the "Medicare Modernization Act"), the Centers for Medicare and Medicaid Services ("CMS") began implementing a new methodology for determining Medicare payment rates for ASCs. When CMS implemented these revised rates, payment amounts for most procedures furnished by our ASCs changed, in some cases significantly. Payment for some high-volume procedures, such as cataract extraction, increased, while payment for others, such as YAG laser capsulotomy and gastroenterology procedures, decreased. CMS is implementing the new methodology over four years. During 2009, subject to transition year rules and other adjustments, ASCs generally were paid approximately 61 percent of what comparably situated hospitals were paid for the same service. In 2010, the ASC conversion factor is 62 percent of the hospital conversion factor, and once other adjustments are factored in, ASC procedures not subject to the transition generally will be paid only 59 percent of hospital reimbursement for the same services. Procedures that were approved for payment in the ASC setting prior to 2008 are subject to transition rules, and as such may be paid more or less than 59 percent of the hospital rate. The percentage relationship between ASC and hospital payment rates will continue to fluctuate from year-to-year as CMS annually recalculates the conversion factors and applies budget neutrality and inflation adjustments. Consequently, we expect Medicare payments for most procedures furnished by our ASCs to fluctuate annually, and in some cases significantly. To the extent the amount that Medicare pays ASCs for procedures fluctuates, potential revenues likewise could fluctuate and decline. Many private payors utilize Medicare payment schedules or shadow price Medicare payments. Consequently, changes to Medicare payments also could negatively affect revenues available from non-Medicare patients.

In addition, payments for certain services commonly furnished in a physician office, or "office-based" procedures are capped at the amount Medicare pays physicians as a technical component when the services are furnished in the office setting. As such, payments for many procedures commonly furnished in our ASCs are well below the payment a hospital would receive for the same procedure. Approximately 350 procedures (10 percent of covered procedures) are currently designated as "office-based." To the extent that we furnish a substantial number of "office-based" procedures, revenues could be negatively impacted.

Further, the Medicare Modernization Act provides that there shall be no inflation update to Medicare ASC rates during calendar years 2005 through 2009. Under current law, beginning in 2010, CMS began annually updating the ASC conversion factor by the percentage increases in the CPI-U as calculated for the 12-month period ending with the midpoint of the year involved, regardless of whether it has otherwise updated ASC payment amounts. However, CMS has announced that it will monitor overall expenditures to ASCs and potentially reduce or withhold an inflation adjustment in a future year if overall expenditures increase excessively. Moreover, Congress could act in various ways to otherwise constrain payments to ASCs. In fact, health reform legislation approved by the House and Senate would reduce the inflation adjustment used to increase Medicare payments to ASCs on a going forward basis. If enacted, the gap between Medicare payments to our facilities and hospitals for comparable procedures likely would continue to widen, and our ASCs could be paid even less than they currently are when compared to hospitals.

Under current regulations, ASC Covered Procedures, *i.e.,* those for which a facility fee is provided by the Medicare program, are those procedures specifically approved by CMS. CMS develops and maintains a listing of ASC Covered Procedures (defined by HCPCS Code). A facility fee is available only for listed procedure codes. At present, approximately 3,500 procedures are approved for payment in the ASC setting. CMS is required by law to update the list of ASC Covered Procedures every two years. Although CMS recently has updated the list of ASC Covered Procedures annually, CMS has occasionally disregarded this requirement and failed to update the list. There is a risk that CMS will continue to occasionally disregard this statutory requirement, and not update the list of ASC Covered Procedures as required by law. Effective, January 1, 2008, CMS added 793 new procedures to the ASC list. However, previously, in November 2004, CMS proposed to delete 100 procedures from the list of ASC Covered Procedures, including many procedures that are commonly furnished in ASC settings. Although CMS ultimately decided in May 2005 to delete only five of the proposed 100 procedures, CMS could again propose and ultimately decide to substantially reduce the number of procedures for which Medicare will pay an ASC facility fee, a change that could affect the financial viability of our business. To the extent that any procedures performed at our ASCs are deleted from the list of ASC Covered Procedures, it could negatively and materially affect our revenue and business.

Considerable uncertainty surrounds the future determination of Medicare reimbursement levels for ambulatory surgical services. Services reimbursable under the Medicare program are subject to legislative change, administrative rulings, interpretations, discretion, governmental funding restrictions and requirements for utilization review. Such matters, as well as more general governmental budgetary concerns, may significantly reduce payments made to ASCs under this program, and there can be no assurance that future Medicare payment rates will be sufficient to cover the costs of, or cost increases in, providing services to Medicare patients. These uncertainties are compounded as a result of President Barack Obama's initiatives on health care reform. We cannot predict what legislative or regulatory proposals will be adopted or the effect such proposals may have on our business and us. The pendency or adoption of such proposals could have a material adverse effect on us. See "Government Regulation—Federal Law—Healthcare Reform."

Revenue from laser vision correction procedures comprised approximately one percent of our surgical facilities net revenue for the year ended December 31, 2009. The market for providing laser vision correction and other refractive surgery procedures continues to be highly competitive. In response, many of our competitors are offering laser vision correction or other refractive surgery services at lower prices than the prices we charge. If price competition continues, however, we may choose or be forced to lower the facility fees we charge in our surgical facilities. If we lower our fees, we could experience reductions in our revenue, profitability and cash flow.

As we develop and acquire more multi-specialty ASCs, we anticipate that the percentage of our surgical facilities net revenue derived from governmental payors such as Medicare will decrease while reimbursements from private third party payors will increase. Given this changing payor mix, our success will depend on our ability to negotiate favorable contracts with private third party payors. Even though our relative dependence on Medicare reimbursements may decrease, our revenue from private third party payors could be negatively affected by any adverse Medicare changes because many private third party payors tie their reimbursement levels to Medicare rates.

Our revenue and profitability could decrease if we are unable to maintain positive relationships with the physicians who perform surgical procedures at our ASCs

The success of our business depends on our relationship with, and the success and efforts of, the physicians who perform surgical procedures at our ASCs. Our physician partners may perform surgical procedures at other facilities or hospitals, are not required to use our ASCs and may choose not to perform procedures at our ASCs. Our revenue and profitability would decline if our relationship with key physicians deteriorated or those physicians reduced or eliminated their use of our ASCs. In addition, our business and reputation could be damaged if the physicians who use our ASCs fail to provide quality medical care or follow required professional guidelines at our facilities. Some individual physicians are responsible for a significant share of the procedure volume and revenue at some of our ASCs. The loss of one or more of these physicians could negatively impact the financial viability of an ASC.

In addition, co-owning ASCs with physicians may create additional regulatory risk. See "Government Regulation—Federal Law—Anti-Kickback Statute."

Our failure to operate, acquire or develop a sufficient number of profitable surgical facilities could limit our profitability and revenue growth

Our growth strategy is focused on growing our existing ASCs and acquiring or developing new ASCs in a cost-effective manner. We may not experience an increase in surgical procedures at our existing or future ASCs. We may not be able to achieve the economies of scale and patient base, or provide the business, administrative and financial services required to grow or sustain profitability in our existing and future ASCs. Newly acquired or developed facilities may generate losses or experience lower operating margins than our more established facilities, or they may not generate returns that justify our investment.

The market for ASC acquisitions continues to be competitive, and most potential targets often have multiple bidders. This bidding process often results in increased purchase prices and less favorable transaction terms. We may not be able to identify suitable acquisition or development targets, successfully negotiate the acquisition or development of these facilities on satisfactory terms, or have the access to adequate capital to finance these endeavors.

We anticipate that we will fund the acquisition and development of future ASCs from cash generated from our operations and amounts borrowed under our credit facility. The maximum commitment available under our revolving credit facility is currently $50 million (the remaining $30 million is a term loan that is being paid down but under which we cannot borrow additional funds). Our current credit facility expires on December 15, 2011 unless we repay or refinance our convertible notes prior to this date in which case the expiration date will be extended to August 31, 2012. As of March 2, 2010, we have approximately $39 million of potential availability under our $50 million revolving credit facility. Our ability to pursue acquisition and development activity will be limited to the availability under our $50 million revolving credit facility and cash generated from our operations. In addition, we are not able to use the final $10 million of availability for acquisitions.

If we are unable to successfully implement our growth strategy or manage our growth effectively, our business, financial condition and results of operations could be adversely affected.

We will need cash to pay the principal portion of the conversion value of the Convertible Notes (as defined below), as required by the indenture governing the notes

Under the net share settlement feature of the Convertible Notes, we are required to repay the $75 million principal portion of the Convertible Notes in cash. It is unlikely that our cash flow from operations will be sufficient to make this payment so we will need other sources of debt or equity capital. Our business and growth strategy, including our ability to finance the acquisition and development of new ASCs, could be negatively impacted if we do not have sufficient financial resources, or are not able to arrange suitable financing, to pay the required amounts upon conversion or tender of the Convertible Notes.

Our operating margins and profitability could suffer if we are unable to manage effectively, and grow the revenue of, our increasing number of ASCs

Our growth strategy includes increasing our revenue and earnings by increasing the number of procedures performed at our ASCs. Because we do not anticipate price increases from third party payors and given that we may face further reimbursement pressures, our operating margins will be adversely affected if we do not increase the revenue and procedure volume of our existing ASCs to offset increases in our operating costs. We seek to increase procedure volume and revenue at our ASCs by increasing the number of physicians performing procedures at our facilities, obtaining new or more favorable managed care contracts, improving patient flow at our centers and achieving operating efficiencies. We may not be successful in these endeavors.

We acquired ten ASCs in 2006, two ASCs in 2007, three ASCs in 2008 and no ASCs in 2009. Despite making no acquisitions in 2009, our business strategy contemplates us continuing to acquire and develop more ASCs in the future. Our growth has placed, and will continue to place, increased demands on our employees, business systems and other resources. Continued expansion of our operations will require substantial financial resources and management attention. To accommodate our past and anticipated future growth, we will need to continue to implement and improve the management and operation of our business systems and to expand, train, manage and motivate our employees. Our operating results could suffer if we do not properly manage our growth.

We may not compete effectively with other companies that have greater resources and experience than us or that may make it more difficult to maintain our licensure

Competitors with substantially greater financial, technical, managerial, marketing and other resources and experience may compete more effectively than us. We compete with other businesses, including ASC companies, hospitals, individual physicians, other ASCs, laser vision correction centers, eye care clinics and providers of retail optical products. Competitors with substantially greater resources and less debt than us may be more successful in acquiring and developing surgical facilities. In recent years, we have seen hospitals becoming much more active in competing with us for the acquisition and development of ASCs. Hospitals and other ASCs may also be more successful in attracting physicians to utilize their facilities. We are also beginning to see hospitals becoming much more active in employing physicians and/or purchasing medical practices. Our optical laboratories and optical products purchasing organization also face competition on national, regional and local levels. Companies in other health care industry segments, including managers of hospital-based medical specialties or large group medical practices, may become competitors in providing ASCs and surgical equipment, as well as competitive eye care related services. Competition for retaining the services of highly qualified medical, technical and managerial personnel is significant.

We also face competitive pressures from local hospitals. In addition to competing for patients, physician relationships and ASC acquisition opportunities, ASCs are often required by Medicare and certain state laws to maintain a written transfer agreement with an area hospital. A transfer agreement provides that a hospital will accept an ASC's patient in the event of an emergency. Generally, we have not encountered problems obtaining transfer agreements from area hospitals. In limited instances, however, we have observed hospitals resisting entering into transfer agreements for what we believe to be competitive reasons. While there often are alternatives for ASCs to comply with federal and state regulations without a transfer agreement, competitive pressures from hospitals may make it more difficult and/or expensive for our ASCs to maintain their licensure and/or Medicare certification.

Changes in the interpretation of existing laws and regulations, or adoption of new laws or regulations, governing our business operations, including physician use and/or ownership of ASCs, could result in penalties to us, require us to incur significant expenditures, or force us to make changes to our business operations

We are subject to extensive government regulation and supervision under federal, state and local laws and regulations. Many of these laws and regulations are subject to varying interpretations, and courts and regulatory authorities generally have provided limited clarification. Moreover, state and local laws and interpretations vary from jurisdiction to jurisdiction. As a result, we may not always be able to accurately predict interpretations of applicable law, and federal and state authorities could challenge some of our activities, including our co-ownership of ASCs with physicians and other investors. If any of our activities are challenged, we may have to divert substantial time, attention and resources from running our business to defend our activities against these challenges, regardless of their merit. If we do not successfully defend these challenges, we may face a variety of adverse consequences, including:

- loss of use of our ASCs;
- losing our eligibility to participate in Medicare or Medicaid or losing other contracting privileges; or
- in some instances, civil or criminal fines or penalties.

Any of these results could impair our sources of revenue and our profitability and limit our ability to grow our business.

For example, the federal anti-kickback statute prohibits the knowing and willful solicitation, receipt, offer or payment of any direct or indirect remuneration in return for the referral of patients or the ordering or purchasing of items or services payable under Medicare, Medicaid or other federal health care programs. This statute is very broad and Congress directed the DHHS to develop regulatory exceptions, known as safe harbors, to the statute's referral prohibitions. While we have attempted to structure the ownership and operation of our ASCs within a safe harbor, we do not satisfy all of the requirements. Because there is no legal requirement that relationships fit within a safe harbor, a business arrangement that does not comply with the safe harbor, or for which a safe harbor does not exist, does not necessarily violate the anti-kickback statute.

Presently, despite the fact that we do not fit within a safe harbor, we believe that our ownership and operation of ASCs complies with the anti-kickback statute. However, existing interpretations or enforcement of the federal anti-kickback statute or other applicable federal or state laws and regulations could change. If so, violations of the anti-kickback statute or other laws may result in substantial civil and criminal penalties and exclusion from participation in Medicare, Medicaid and other federally funded programs.

On June 19, 2007, the Inspector General for the DHHS posted Advisory Opinion No. 07-05. In this Advisory Opinion, the Inspector General declined to grant a favorable opinion to an arrangement in which a hospital proposed to purchase a subset of the units held in the ASC by two of the largest users of the ASC. The Inspector General stated that while none of the elements of the arrangement necessarily indicated fraud or abuse, it could not conclude that the difference in the cost of capital acquisition between the hospital and the physician owners was not related to the business generated by the owners for the ASC or the hospital.

On July 25, 2008, the Inspector General posted Advisory Opinion No. 08-08. In this Advisory Opinion, the Inspector General granted a favorable opinion to a joint venture arrangement involving investment in an ASC by a group of surgeons and a hospital. The Inspector General stated that while this arrangement did not meet any specific safe harbor and could potentially generate prohibited remuneration under the anti-kickback statute, it would not impose sanctions under the federal anti-kickback statute.

Finally, on July 22, 2009, the Inspector General posted Advisory Opinion No. 09-09. In this Advisory Opinion, the Inspector General also granted a favorable opinion to an arrangement involving an ASC developed and operated by a hospital and seven orthopedic surgeons. The Inspector General concluded that while this arrangement did not qualify for safe harbor protection, it would not impose sanctions under the federal anti-kickback statute. However, the Inspector General also stated in a footnote, that there might be cause for concern if the valuation of the investor contributions were based on a cash flow analysis of the ASC as a going concern.

Although we cannot predict the ultimate application of these opinions and their impact on our business, based on the guidance that is available we believe that our joint ownership arrangements comply with the anti-kickback law.

In addition, there also is a material risk that Congress, CMS or the states could revise physician ownership and referral laws in a manner that could prohibit or limit physician ownership of ASCs. In December 2003, Congress enacted legislation imposing an 18-month moratorium on physician referrals to certain categories of hospitals, i.e., those classified as "specialty hospitals" under the law, if the physician has an ownership interest in the entity. This moratorium expired in June 2005. While this legislation applied only to hospitals, and not to ASCs, future actions by either Congress or CMS to extend or possibly expand the scope of the moratorium potentially could prohibit or limit physician ownership of ASCs. Additionally, several states are considering limits on physician ownership in and referrals to specialty hospitals, and a few are considering similar limitations on physician ownership in and referrals to ASCs. In New Jersey, a state court in November 2007 ruled that physicians who refer their patients to an ASC in which they have an ownership interest, violate the New Jersey Codey Act's ban against self-referrals. The court's ruling, if not overturned, could force many ASCs in New Jersey to limit referrals from physician owners and return payments received pursuant to prohibited referrals. To the extent that Congress, CMS or any of the states act to prohibit or limit physician ownership of ASCs, the investment structure of our ASCs could be affected.

Our limited liability company agreements and limited partnership agreements pursuant to which we own our ASCs provide that if certain laws and regulations change, or the interpretation and/or enforcement of such laws and regulations change, we may have to purchase some or all of the equity interests in our ASCs owned by physicians. The regulatory changes that could trigger this repurchase include it becoming: (i) illegal for a physician to own an equity interest in one of our ASCs; (ii) illegal for physician-owners in our ASCs to refer Medicare or other patients to the facility; or (iii) substantially likely that the receipt by physician-owners of cash distributions from the limited liability company or partnership will be illegal. The cost of repurchasing these equity interests would be substantial. We may not have sufficient capital resources to fund these obligations, and it may trigger the need to procure additional debt or equity financing. To the extent any such financing was available to us, it may be on terms that reduce our earnings or are dilutive to our current equity holders. While we attempt to structure these purchase obligations as favorable as possible to us, the triggering of these obligations could have a significantly negative effect on our financial condition and business prospects.

Furthermore, on October 30, 2008, CMS posted a final rule substantially revising the Medicare ASC Conditions for Coverage ("CfCs"). These changes took effect on May 18, 2009 and impose significant new regulatory burdens on ASCs which may constrain the range of services we offer and require us to incur additional cost and expense. Moreover, it is possible that changes to our facilities and operations may not be sufficient to be in compliance with new Medicare conditions, in which case some or all of our ASCs may be forced to disenroll from the Medicare program. Many governmental and private payors require Medicare certification as a condition to participate in their payment plans. Any ASC not enrolled in Medicare may likewise be precluded from enrolling in other governmental and private payor plans. Such exclusion would have a material negative effect on our business.

Adoption of new laws or regulations governing our business could significantly add to our cost of doing business.

CMS has stated its intent to establish a mandatory quality reporting obligation for ASCs in future rulemaking. Pending health reform legislation also would require ASCs to gather and report quality information, and Medicare payments to ASCs would be adjusted depending on reporting compliance and relative comparisons to other ASCs. Reporting obligations coupled with variable payments could increase costs and negatively affect revenues.

Additionally, pending health reform legislation would obligate ASCs participating in the Medicare program to file cost reports with CMS. While the legislation is vague on the nature of the information that would need to be filed, we anticipate that any cost reporting obligation would add to our cost of operations.

Further, pending health reform legislation would obligate ASCs participating in the Medicare program to maintain compliance plans. While our facilities have compliance plans, the new requirement could require adoption of significantly more comprehensive and cumbersome plans, which would add to our cost of operations.

Finally, pending reform legislation would slow the rate at which new ASCs can become eligible to participate in Medicare. Any enhanced scrutiny of new ASCs during the enrollment process may prolong the time it takes to enroll new facilities. This prolonged enrollment process could lengthen the time it takes to acquire new ASCs or cause us to modify the manner in which we have traditionally structured our acquisitions.

Regulation of the construction, acquisition or expansion of ASCs could prevent us from developing, acquiring, expanding or relocating facilities

Most states require licenses to own and operate ASCs, and some states require a CON to construct or modify an ASC. Several states recently have been revising licensure and CON laws in a manner that makes it more difficult to develop or relocate ASCs. If we are unable to procure the appropriate state licensure approvals, or if we are unable to obtain a CON in states with CON laws, then we may not be able to acquire or construct a sufficient number of ASCs, or to expand the scope of services offered in our existing ASCs, to achieve our growth strategy. Procuring these approvals could take considerable time, effort and expense, and may result in delays in opening new or modified facilities. Moreover, if we are unable to maintain good relations with the landlords of our ASCs, we may be forced to relocate a facility from time to time. If we are forced to relocate a facility, we may incur substantial costs in building out and furnishing our new location. In addition, depending on the state, we may also have difficulty obtaining the necessary state licensure and CON approvals to relocate the facility. See "Government Regulation—State Law."

The nature of being actively involved in acquiring ASCs could subject us to potential claims and material liabilities relating to these businesses

Although we conduct extensive due diligence prior to acquiring an ASC and are generally indemnified by the sellers, our acquisitions could subject us to claims, suits or liabilities relating to unknown or contingent liabilities or from incidents occurring prior to our acquisition of the facility. If we incur these liabilities and are not indemnified or insured for them, our operating results and financial condition could be adversely affected.

Rapid technological advances may reduce our sources of revenue and our profitability

Adoption of new technologies that may be comparable or superior to existing technologies for surgical equipment could reduce the amount of the facility fees we receive from physicians who use our surgical facilities, or the amount of revenue derived from our laser services agreements. Reduction of these sources of revenue could decrease our profitability. We also may have to expend significant capital resources to deploy new technology and related equipment to remain competitive. Our inability to provide access to new and improving technology could deter physicians from using our surgical facilities or equipment.

Loss of the services of key management personnel could adversely affect our business

Our success depends, in part, on the services of key management personnel, including Thomas S. Hall, our President, Chief Executive Officer and Chairman of the Board, Scott T. Macomber, our Executive Vice President and Chief Financial Officer, and Graham B. Cherrington, our Executive Vice President of Operations. We do not know of any reason why we might be likely to lose the services of any of these officers. However, in light of the role that each of these officers is expected to play in our future growth, if we lost the services of any of these officers, we believe that our business could be adversely affected.

The nature of our business could subject us to potential malpractice, product liability and other claims

The provision of surgical services entails the potentially significant risk of physical injury to patients and an inherent risk of potential malpractice, product liability and other similar claims. Our insurance may not be adequate to satisfy claims or protect us and this coverage may not continue to be available at acceptable costs. A partially or completely uninsured claim against us could reduce our earnings and working capital.

Our insurance policies are generally renewed on an annual basis. Although we believe we will be able to renew our current policies or otherwise obtain comparable professional liability coverage, we have no control over the potential costs to renew. Increases in professional liability and other insurance premiums will negatively affect our profitability.

If a change in events or circumstances causes us to write-off a portion of our intangible assets, our total assets could be reduced significantly and we could incur a substantial charge to earnings

Intangible assets, primarily in the form of goodwill, represent a significant portion of our total assets. At December 31, 2009, intangible assets represented approximately 80% of total assets and 217% of NovaMed, Inc. stockholders' equity. The intangible asset value represents the excess of cost over the fair value of the separately identifiable net assets acquired in connection with our acquisitions and affiliations. The value of these assets may not be realized. We regularly, and at least annually, evaluate whether events and circumstances have occurred that indicate all or a portion of the carrying amount of the asset may exceed its fair value, in which case an impairment charge to earnings may become necessary. If, in the future, we determine that our intangible assets have suffered an impairment that requires us to write off a portion of the asset due to a change in events or circumstances, this write-off could significantly reduce our total assets and we could incur a substantial charge to earnings, as well as be in default under one or more covenants in our credit facility.

We believe that one of our Product Sales businesses has been more negatively impacted than our other businesses by the challenging economic environment. As a result, this business has contributed operating losses to our consolidated financial results. We need to increase the revenues of this business significantly to make the business profitable. If we are not successful, it is likely that we will determine that an impairment has occurred and we will write-off some or all of approximately $2.5 million of intangible and other assets related to this business.

Becoming and remaining compliant with federal regulations enacted under the Health Insurance Portability and Accountability Act and the Health Information Technology for Economic and Clinical Health Act could require us to expend significant resources and capital, and could impair our profitability and limit our ability to grow our business

Numerous federal regulations have been adopted under HIPAA and the HITECH Act, which extends certain provisions of the security and privacy regulations to "business associates." We have taken actions in an effort to establish our compliance with HIPAA's and the HITECH Act's privacy regulations, and we believe that we are in substantial compliance with HIPAA's and the HITECH Act's privacy regulations. These actions include having our ASCs and affiliated providers implement new HIPAA-compliant policies and procedures, conducting employee HIPAA training, identifying business associates with whom we need to enter into new or amended HIPAA-compliant contractual arrangements and various other measures. Ongoing implementation and oversight of these measures involves significant time, effort and expense.

Other federal regulations adopted under HIPAA require that our affiliated providers and us be capable of conducting certain standardized health care transactions, including billing and other claims transactions. We have undertaken significant efforts, involving substantial time and expense, to assure that our ASCs and affiliated providers can submit transactions in compliance with HIPAA. We anticipate that continuing time and expense will be required to maintain the ability to submit HIPAA-compliant transactions, and to make sure that newly-acquired ASCs can submit HIPAA-compliant transactions.

In addition, compliance with the HIPAA security regulations require ASCs and other covered entities to implement reasonable technical, physical and administrative security measures to safeguard protected health information maintained, used and disclosed in electronic form. Moreover, the HITECH Act establishes a requirement for security breach notifications. We have taken actions in an effort to establish our compliance with HIPAA's and the HITECH Act's security regulations, and we believe that we are in substantial compliance with HIPAA's security regulations. Ongoing implementation and oversight of these measures involves significant time, effort and expense.

HIPAA and HITECH Act violations could expose us to civil penalties ranging between $100 and $50,000 per person per year for each violation with an annual cap of $1.5 million for identical violations within a calendar year. Additionally, criminal penalties include fines of up to $250,000 and/or up to 10 years in prison per violation.

Risks Relating to our Common Stock

Future sales of shares of our common stock could depress our stock price

After giving effect to the convertible note hedge and warrant transactions that we entered into in connection with our convertible note offering in June 2007, the conversion of some or all of our 1.0% convertible senior subordinated notes due June 15, 2012 may dilute the ownership interests of our existing stockholders. With the net share settlement feature of the Convertible Notes, upon conversion we will deliver cash instead of shares to repay the principal amount of the Convertible Notes. At the time of conversion we may elect to finance all or a portion of this $75 million through the issuance of equity securities which may be dilutive to our current equity holders and could adversely affect the market price of our common stock. If at the time of conversion our share price exceeds the conversion price of $6.371 per share, we have the option of funding such excess residual value with shares of our common stock or cash. Pursuant to the note hedge transaction, Deutsche Bank AG London is required to deliver to us those shares of our common stock necessary to cover the residual value of any excess over $6.371 per share. To the extent our share price exceeds $8.31 per share, then pursuant to the warrant transaction, we will be required to deliver shares of our common stock representing the value of the warrants in excess of $8.31 per share. In addition, if a "qualifying fundamental change" occurs prior to maturity of the Convertible Notes, the conversion rate will be increased by an additional number of shares of common stock as provided for in the indenture governing the Convertible Notes. This additional issuance of common stock pursuant to these warrants may also be dilutive to our current equity holders and could adversely affect the prevailing market prices of our common stock. In addition, the existence of the Convertible Notes and the related convertible note hedge and warrant transactions may encourage short selling by market participants because the conversion of the Convertible Notes could depress the price of our common stock.

The convertible note hedge and warrant transactions that we entered into in connection with the sale of the Convertible Notes may affect the trading price of our common stock

In connection with the issuance of the Convertible Notes, we entered into a privately negotiated convertible note hedge transaction with Deutsche Bank AG London, which is expected to reduce the potential dilution to our common stock upon any conversion of the Convertible Notes. We also entered into a warrant transaction with Deutsche Bank AG London with respect to our common stock pursuant to which we may issue shares of our common stock. In connection with hedging these transactions, Deutsche Bank AG London or its affiliates were expected to enter into various over-the-counter derivative transactions with respect to our common stock at, and possibly after, the pricing of the Convertible Notes and may have purchased or may purchase shares of our common stock in secondary market transactions following the pricing of the Convertible Notes. These activities could have had, or could have, the effect of increasing the price of our common stock. Deutsche Bank AG London or its affiliates are likely to modify their hedge positions from time to time prior to conversion or maturity of the Convertible Notes by purchasing and selling shares of our common stock, other of our securities or other instruments it may wish to use in connection with such hedging. The effect, if any, of any of these transactions and activities on the market price of our common stock or the Convertible Notes will depend in part on market conditions and cannot be ascertained at this time, but any of these activities could adversely affect the value of our common stock (including during any period used to determine the amount of consideration deliverable upon conversion of the Convertible Notes).

The fundamental change purchase feature of the Convertible Notes may delay or prevent an otherwise beneficial attempt to take over our company

The terms of the Convertible Notes require us to purchase the Convertible Notes for cash in the event of a fundamental change. A takeover of our company would trigger the requirement that we purchase the Convertible Notes. This may have the effect of delaying or preventing a takeover of our company that would otherwise be beneficial to investors.

Fluctuations in our quarterly operating results may make it difficult to predict our future results of operations and may cause volatility in our stock price

During 2009, the market price of our common stock was volatile, fluctuating from a high trading price of $4.99 to a low trading price of $1.77 per share. Our results of operations have varied and may continue to fluctuate from quarter to quarter. We have a high level of fixed operating costs, including compensation costs and rent. As a result, our profitability depends to a large degree on the volume of surgical procedures performed in, and on our ability to utilize the capacity of, our surgical facilities.

The timing and degree of fluctuations in our operating results will depend on several factors, including:

- general economic conditions;
- decreases in demand for non-emergency procedures due to severe weather;
- availability or sudden loss of the services of physicians who utilize our surgical facilities;
- availability or shortages of surgery-related products and equipment;
- the timing and relative size of acquisitions; and
- the recording of gains or losses on the sale of noncontrolling interests in our ASCs.

These kinds of fluctuations in quarterly operating results may make it difficult for you to assess our future results of operations and may cause a decline or volatility in our stock price.

Any return on your investment in our stock will depend on your ability to sell our stock at a profit

We have never declared or paid any dividends and our credit agreement prohibits payment of dividends on our common stock. We anticipate that we will not declare dividends at any time in the foreseeable future. Instead we will retain earnings for use in our business. As a result, your return on an investment in our stock likely will depend on your ability to sell our stock at a profit.

In addition, the stock market has, from time to time, experienced extreme price and volume fluctuations. These broad market fluctuations may adversely affect the market price of our common stock.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We do not own any real property except for one of our ASCs, which owns the underlying real estate. We generally lease space for our corporate offices, our ASCs and our product sales operations, all of which are located in 21 states. As part of our management services business, we also lease the clinics of our affiliated providers. In some cases, these facilities are leased from related parties. See "Item 13—Certain Relationships and Related Transactions." Our corporate offices currently consist of 11,367 square feet in Chicago, Illinois, 14,400 square feet in Roswell, Georgia, and 7,600 square feet in Des Plaines, Illinois. In December 2009, we relocated our Chicago corporate office from 980 North Michigan Avenue, Suite 1620, Chicago, Illinois 60611 to 333 West Wacker Drive, Suite 1010, Chicago, Illinois 60606.

The terms and conditions of our real property leases vary. The forms of lease range from "modified triple net" to "gross" leases, with terms generally ranging from month-to-month to nine years, with certain leases having multiple renewal terms exercisable at our option. Generally, our ASCs and eye care clinics are located in medical complexes, office buildings or free-standing buildings. The square footage of these offices range from 2,157 square feet to 13,100 square feet, and the terms of these leases have expiration dates ranging from April 30, 2010 to March 10, 2019. Depending on state licensing and certificate of need issues, relocating or expanding the space in any of our ASCs may require state regulatory approval.

The following is a list of our 37 ASCs as of March 15, 2010:

Location	Number of Operating Rooms	Our Ownership Percentage	Specialty
Jonesboro, AR	2	51%	Ophthalmology
Whittier, CA	2	51%	Multispecialty
Colorado Springs, CO	2	64%	Ophthalmology
Denver, CO	1	51%	Ophthalmology
Gainesville, FL	2	51%	Ophthalmology
Lake Worth, FL	2	60%	Ophthalmology
Orlando, FL	4	70%	Orthopedic
Sebring, FL	2	56.25%	Multispecialty
Atlanta, GA	2	100%	Ophthalmology
Chicago, IL	1	69.5%	Ophthalmology
Maryville, IL	1	77%	Ophthalmology
Oak Lawn, IL	4	51%	Multispecialty
River Forest, IL	2	51%	Ophthalmology
Merrillville, IN	2	51%	Ophthalmology
New Albany, IN	2	67.5%	Ophthalmology
New Albany, IN	2	51%	Pain Management
Overland Park, KS	3	51%	Ophthalmology
Baton Rouge, LA	4	51%	Pain Management
Berkley, MI	2	51%	Ophthalmology
Kalamazoo, MI	4	62.5%	Multispecialty
Florissant, MO	1	100%	Ophthalmology
Kansas City, MO	2	51%	Ophthalmology
St. Peters, MO	2	54%	Multispecialty
Warrensburg, MO	2	51%	Ophthalmology
Fremont, NE	1	51%	Multispecialty
Bedford, NH	1	51%	Ophthalmology
Nashua, NH	2	51%	Ophthalmology
Sandusky, OH	1	60%	Ophthalmology
Bethlehem, PA	2	65%	Multispecialty

Location	Number of Operating Rooms	Our Ownership Percentage	Specialty
Lebanon, PA	3	65%	Multispecialty
Chattanooga, TN	1	57%	Ophthalmology
Cleveland, TN	2	67%	Multispecialty
Dallas, TX	3	65%	Multispecialty
San Antonio, TX	2	55%	Ophthalmology
Tyler, TX	2	60%	Ophthalmology
Richmond, VA	1	51%(1)	Ophthalmology
Madison, WI	2	51%	Ophthalmology

(1) Two of our physician-partners who each own 14.5% equity interests have the option to sell us their interests for the initial price paid at any time.

Item 3. Legal Proceedings

We are not a party to any lawsuits or administrative actions pending, or to our knowledge, threatened, which we would expect to have a material adverse effect upon our business, financial condition or results of operations.

Item 4. Reserved

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Price Range of Common Stock

Since August 18, 1999, our common stock has traded on the NASDAQ Global Select Market under the symbol NOVA. The following table sets forth, for the periods indicated, the range of high and low sale prices for our common stock on the NASDAQ Global Select Market:

	High	Low
Fiscal year ended December 31, 2009:		
Fourth Quarter	$4.99	$3.67
Third Quarter	$4.92	$3.75
Second Quarter	$4.31	$2.14
First Quarter	$3.48	$1.77
Fiscal year ended December 31, 2008:		
Fourth Quarter	$4.85	$2.57
Third Quarter	$5.01	$3.05
Second Quarter	$4.80	$3.60
First Quarter	$4.37	$2.76

On March 8, 2010, the last reported sale price of our common stock was $3.78, and there were 257 holders of record of our common stock. This figure does not include the number of individual beneficial holders of securities that are held in the "street name" of a securities dealer. The quotations listed above do not reflect retail mark-ups or commissions and may not necessarily represent actual transactions.

Dividends

We have never paid a cash dividend on our common stock. We plan to retain all future earnings to finance the development and growth of our business for the foreseeable future. Therefore, we do not currently anticipate paying any cash dividends on our common stock. Any future determination as to the payment of dividends will be at our Board of Directors' discretion and will depend on our results of operations, financial condition, capital requirements and other factors our Board of Directors considers relevant. Moreover, our credit facility prohibits the payment of dividends on our common stock.

Purchases of Equity Securities

Issuer Purchases of Equity Securities(1)

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plan or Programs
10/01/2009–10/31/2009	1,690	$4.76	None	None
11/01/2009–11/30/2009	7,428	$4.32	None	None
12/01/2009–12/31/2009	556	$4.55	None	None
Total	9,674	$4.41		

(1) Represents an aggregate of 9,674 shares of restricted stock delivered by employees to the Company, upon vesting, to satisfy tax withholding requirements.

Item 6. Selected Financial Data

The consolidated statement of operations data set forth below for the years ended December 31, 2009, 2008 and 2007 and the balance sheet data at December 31, 2009 and 2008, are derived from our audited consolidated financial statements which are included elsewhere herein. The consolidated statement of operations data set forth below with respect to the years ended December 31, 2006 and 2005 and the consolidated balance sheet data at December 31, 2007, 2006 and 2005 are derived from our audited financial statements which are not included in this Form 10-K.

The data set forth below should be read in conjunction with the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

	Year Ended December 31,				
	2009	2008	2007	2006	2005
	(in thousands, except per share and Other Data)				
Consolidated Statement of Operations Data:(a)(b)(c)(d)					
Net revenue	$156,444	$141,220	$128,621	$104,256	$78,402
Operating income	$ 38,819	$ 35,883	$ 31,510	$ 23,031	$16,193
Income from continuing operations attributable to NovaMed, Inc.	$ 7,511	$ 6,966	$ 4,802	$ 5,536	$ 5,252
Income from continuing operations attributable to NovaMed, Inc. per basic share	$ 0.33	$ 0.29	$ 0.20	$ 0.24	$ 0.24
Income from continuing operations attributable to NovaMed, Inc. per diluted share	$ 0.32	$ 0.28	$ 0.19	$ 0.22	$ 0.22
Other Data:(a)(c)					
ASCs operated at end of period	37	37	34	32	24
Number of surgical procedures performed	159,633	139,389	129,387	96,161	70,441

	As of December 31,				
	2009	2008	2007	2006	2005
	(in thousands)				
Consolidated Balance Sheet Data:(a)(c)(d)					
Working capital	$ 7,146	$ 12,136	$ 18,438	$ 10,240	$ 6,669
Total assets	247,967	251,421	195,704	160,547	97,162
Total debt, excluding current portion	104,282	124,566	80,960	61,112	17,244
Total NovaMed, Inc. stockholders' equity	91,028	82,476	77,505	68,116	58,675

Notes:

(a) Effective November 1, 2005, we sold our 80% interest in an ASC located in St. Joseph, Missouri. Operating results of this ASC are being reported as discontinued operations for all periods presented.

(b) Effective January 1, 2006, we adopted revised accounting principles in regards to share based payment, applying the modified prospective method. As a result, 2009, 2008, 2007 and 2006 include stock option related compensation expense which is not included in prior years.

(c) On December 12, 2007, our Board of Directors approved a plan to close or sell three majority owned ASCs in Columbus, Georgia; Laredo, Texas and Thibodaux, Louisiana. Operating results of these ASCs are reported as discontinued operations for all periods presented.

(d) On January 1, 2009, we adopted ASC 470-20 and ASC 810. As required by ASC 470-20 and ASC 810, all affected prior period results have been recast to conform with the new pronouncements.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis presents our consolidated financial condition at December 31, 2009 and 2008 and the results of operations for the years ended December 31, 2009, 2008 and 2007. You should read the following discussion together with the "Selected Financial Data," our consolidated financial statements and the related notes and other financial data contained elsewhere in this annual report. In addition to the historical information provided below, we have made certain estimates and forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated or implied by these estimates and forward-looking statements as a result of certain factors, including those discussed in the section captioned "Risk Factors," the introductory paragraph to Part I, and elsewhere in this Form 10-K.

Overview

We consider our core business to be the ownership and operation of ambulatory surgery centers (ASCs). As of December 31, 2009, we owned and operated 37 ASCs of which 35 were jointly owned with physician-partners. We also own other businesses including an optical laboratory, an optical products purchasing organization, and marketing products and services businesses and we provide management services to two eye care practices.

2009 Financial Highlights:

- Consolidated net revenue increased 10.8% to $156.4 million. Surgical facilities net revenue increased 12.7% to $131.2 million.
- Operating income increased 8.2% to $38.8 million.
- Net income from continuing operations attributable to NovaMed, Inc. increased 7.8% to $7.5 million.
- Cash flow from operations of $25.5 million.
- Amended our credit facility (see Liquidity and Capital Resources for further details).

ASC Strategy. We measure the success of our ASC strategy based on our ability to achieve or exceed the following key objectives:

- *Acquire and develop new ASCs.* We consider the acquisition and development of new ASCs a key element of our long-term growth strategy. We currently have a development staff dedicated to identifying and analyzing acquisition and development opportunities.
- *Strengthen and build relationships with existing and new physician-partners.* Our physician-partners play a significant role in the success of our ASCs. We share a common goal with our physician-partners which is to operate efficient, productive and profitable ASCs. Our objective is to own more than 50% of each ASC but less than 100%; however, in certain instances we may consider owning a noncontrolling interest.
- *Continue to increase revenue and improve operating margins in our existing ASCs.* The primary source of revenue at our ASCs is derived from surgical procedures performed. Profitable growth within our existing ASCs is determined by our ability to maximize efficiency and utilization, expand into medical procedures beyond eye care, and provide quality service to our physicians and their patients.

In addition to the above key ASC objectives, our overall strategy also includes maintaining a strong balance sheet, continuing to grow the other segments of our business, and attracting and retaining employees to help us achieve our growth objectives.

Uncertainties Entering 2010

The continuing challenges presented by the economy may adversely affect our results of operations and our financial condition.

- The current state of the economy, including higher unemployment levels, could result in fewer procedures being performed at our ASCs because patients may delay or cancel treatments. Further increases in unemployment could also result in fewer individuals being covered by employer-sponsored health plans and more individuals being covered by lower paying government-sponsored programs such as Medicare and Medicaid. Adverse economic conditions may also increase pressure on federal and state governments to contain or reduce reimbursements from Medicare, Medicaid and other programs. To the extent that commercial payors are adversely affected by the economy, we may experience declines in commercial rates, a slow down in collections and a reduction in the amounts we expect to collect.
- Intangible assets, primarily in the form of goodwill, represent a significant portion of our total assets. At December 31, 2009, intangible assets represented approximately 80% of total assets and 217% of NovaMed, Inc. stockholders' equity. The intangible asset value represents the excess of cost over the fair value of the separately identifiable net assets acquired in connection with our acquisitions and affiliations. The value of these assets may not be realized. We regularly, and at least annually, evaluate whether events and circumstances have occurred that indicate all or a portion of the carrying amount of the assets of each of our reporting units may exceed fair value, in which case an impairment charge to earnings may become necessary. During 2009, our estimate of the fair value of the assets of some of our reporting units declined. This was due to a combination of operating performance as well as a decline in market multiples. While it was not necessary to record an impairment charge in 2009, a further decline in operating performance and/or market multiples could negatively impact the fair value of our intangible assets. This could lead us to determine that our intangible assets have suffered an impairment that requires us to write off a portion of the asset. Such a write-off could significantly reduce our total assets, result in a substantial non-cash charge to earnings, and cause us to be in default under one or more covenants in our credit facility.

Critical Accounting Policies and Estimates

Management's discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures. On an ongoing basis, we evaluate our estimates and judgments based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We annually review our financial reporting and disclosure practices and accounting policies to ensure that our financial reporting and disclosures provide accurate and transparent information relative to the current economic and business environment. We believe that of our significant accounting policies (see Note 2 in the Notes to Consolidated Financial Statements), the following policies involve a higher degree of judgment and/or complexity.

Revenue Recognition and Accounts Receivable, Net of Allowances. Revenue from surgical procedures performed at our surgical facilities and patient visits to our eye care practices, net of contractual allowances and a provision for doubtful accounts, is recognized at the time the service is performed. The contractual allowance is the difference between the fee we charge and the amount we expect to be paid by the patient or the applicable third-party payor, which includes Medicare and private insurance. We base our estimates for the contractual allowance on the Medicare reimbursement rates when Medicare is the payor, our contracted rate with other third party payors or our historical experience when we do not have a specific Medicare or contracted rate. We base our estimate for doubtful accounts on the aging category and our historical collection experience. While we believe that our contractual allowances are appropriate, if our actual contractual adjustments or bad debts differ from our estimates, our results of operations may be affected. During the years ended December 31, 2009, 2008 and 2007, we had no significant adjustments to contractual allowances related to prior periods. Our optical products purchasing organization negotiates buying discounts with optical product manufacturers. The buying discounts and any handling charges billed to the members of the purchasing organization represent the revenue recognized. Product sales revenue from our optical laboratories and marketing products and services businesses, net of an allowance for returns and discounts, is recognized when the product is shipped or service is provided to the customer. We base our estimates for sales returns and discounts on historical experience and have not experienced significant fluctuations between estimated and actual return activity and discounts given.

Accounts receivable have been reduced by the reserves for estimated contractual allowances and doubtful accounts noted above. Prior to 2009, we recorded an estimated contractual allowance for each procedure performed in our surgical facilities based on the difference between the fee we charged for the procedure and what we expected to be paid. This resulted in a large contractual allowance balance recorded on our balance sheet. In July 2009, we began the implementation of a new process whereby our billing system automatically adjusts for the difference between our fee and the amount we expect to be paid and no contractual allowance is recorded. This new process is being implemented over time at most of our surgical facilities and will apply to most, but not all, of the surgical procedures performed and charges entered. As a result of this new process our contractual allowance balance decreased significantly in 2009 and is expected to decrease further in 2010. However, this new process did not and will not impact net revenue or net accounts receivable which have always been reported net of the contractual allowance.

Asset impairment. In assessing the recoverability of our fixed assets, goodwill and other noncurrent assets, we consider changes in economic conditions and make assumptions regarding estimated future cash flows and other factors. If these estimates or their related assumptions change in the future, we may be required to record impairment charges.

Our reported goodwill represents a significant portion of our total assets. We test goodwill for impairment in accordance with Accounting Standards Codification ("ASC") 350, *Goodwill and Other Intangible Assets*, annually and/or when factors indicating impairment are present. Accounting standards require that goodwill be tested at the reporting unit level, defined as an operating segment or one level below an operating segment (referred to as a component). The fair value of the reporting unit is compared to its carrying amount, including goodwill, to determine if an impairment exists. We have one operating segment within our Surgical Facilities reportable segment. For impairment testing purposes, each of the our ASCs qualify as components of that operating segment. Because the ASCs have similar economic characteristics, the components are aggregated and deemed a single reporting unit. We have five other reporting units that are included within our Product Sales and Other reportable segments. These include our optical laboratory business, optical products purchasing organization, call center and marketing solutions business, optometric practice and ophthalmology practice. In conducting our impairment analysis, we utilize a market comparable and discounted cash flow approach. Differences in assumptions used under this approach could have a significant impact on the determination of the fair value of our reporting units. We currently believe we have adequate support for the carrying value of our goodwill based on assumptions used in our impairment analysis. However, the analysis requires significant judgments and estimates to be made by management. We cannot predict the occurrence of certain future events that might adversely affect the reported value of goodwill. We will continue to perform a goodwill impairment test on an annual basis and on an interim basis if indicators of impairment exist. As additional information becomes known, we may change our estimates.

Income taxes. We record a valuation allowance to reduce our deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized. While we have considered future taxable income and ongoing feasible tax strategies in assessing the need for the valuation allowance, if these estimates and assumptions change in the future, we may be required to adjust our valuation allowance. This could result in a charge to, or an increase in, income in the period such determination is made.

Stock-based Compensation. On January 1, 2006, we adopted the provisions of ASC 718, *Compensation-Stock Compensation*, which requires us to measure and recognize compensation expense for all share-based payment awards based on estimated fair values at the date of grant. Determining the fair value of share-based awards requires judgment in developing assumptions, which involve a number of variables. We calculate fair value by using the Black-Scholes option-pricing model, which requires estimates for expected volatility, expected dividends, the risk-free interest rate and the expected term of the option. We also estimate the expected service period over which our stock-based awards will vest.

Results of Operations

The following table summarizes our operating results as a percentage of net revenue for the years indicated.

	2009	2008	2007
Net revenue:			
Surgical facilities	83.9%	82.5%	82.2%
Product sales and other	16.1	17.5	17.8
Total net revenue	100.0	100.0	100.0
Operating expenses:			
Salaries, wages and benefits	30.4%	30.2%	31.0%
Cost of sales and medical supplies	22.8	23.1	23.4
Selling, general and administrative	18.2	18.2	18.3
Depreciation and amortization	3.8	3.1	2.8
Total operating expenses	75.2	74.6	75.5
Operating income	24.8	25.4	24.5
Other (income) expense:			
Interest expense	5.6	5.7	5.3
Interest income	—	—	(0.1)
Gain on sale of noncontrolling interests	—	—	(0.1)
Non-consolidated impairment charge	—	—	0.8
Total other (income) expense	5.6	5.7	5.9
Income before income taxes	19.2	19.7	18.6
Income tax provision	3.1	3.2	3.0
Income from continuing operations	16.1	16.5	15.6
Loss from discontinued operations	—	—	(0.2)
Net gain (loss) on disposal of discontinued operations	—	0.2	(8.7)
Net income	16.1	16.7	6.7
Net income attributable to noncontrolling interests	11.3	11.6	11.9
Net income (loss) attributable to NovaMed, Inc.	4.8%	5.1%	(5.2)%

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Net Revenue

Consolidated. Total net revenue increased by 10.8% from $141.2 million to $156.4 million. Net revenue by segment is discussed below.

Surgical Facilities. The table below summarizes surgical facilities net revenue and procedures performed for 2009 and 2008. Net revenues generated from surgical facilities are derived from the fees charged for the procedures performed in our ASCs and through our laser services agreements. Our procedure volume is directly impacted by the number of ASCs we operate and their respective utilization rates. Surgical facilities net revenue increased by 12.7% from $116.4 million to $131.2 million. This increase was primarily the result of a $15.2 million increase from ASCs we acquired or developed after January 1, 2008 ("new ASCs") and a $0.5 million, or 0.4%, decrease from ASCs that we owned for the entire comparable reporting periods ("same-facility"). The decrease in same-facility net revenue was primarily the result of a 2.1% decrease in the number of same-facility procedures performed offset by a 1.7% increase in the net revenue per procedure due to a change in procedure and payor mix.

	2009	2008	Increase (Decrease)
	(dollars in thousands)		
Surgical Facilities:			
Same-facility:			
Net revenue	$111,756	$112,236	$ (480)
# of procedures	129,365	132,079	(2,714)
New ASCs:			
Net revenue	$ 19,436	$ 4,211	$15,225
# of procedures	30,268	7,310	22,958

On October 30, 2009, the Centers for Medicare and Medicaid Services (CMS) published their final 2010 rates for ASCs. We estimate the impact of the final 2010 rates (including wage-index changes), based on our current procedure volumes and mix, will be negligible.

The success of our business depends on our relationship with, and the success and efforts of, the physicians who perform surgical procedures at our ASCs. Our revenue and profitability would decline if our relationship with key physicians deteriorated or those physicians reduced or eliminated their use of our ASCs.

Product Sales and Other. The table below summarizes product sales and other net revenue by significant business component. Product sales and other net revenue increased by 1.9% from $24.8 million to $25.3 million. Net revenue at our optical products purchasing organization decreased by $0.6 million due to a decrease in existing customer orders. Net revenue from our marketing products and services businesses increased by $0.9 million primarily due to the acquisition of a call center and marketing solutions business during the third quarter of 2008 offset by a reduction in sales of marketing products to vendors and healthcare providers. Net revenue at our optical laboratory business decreased by $0.5 million due to a decrease in existing customer orders. Net revenue from our ophthalmology practice increased by $0.8 million primarily due to an increase in the number of patient visits.

	2009	2008	Increase (Decrease)
	(dollars in thousands)		
Product Sales:			
Optical laboratories	$ 5,334	$ 5,810	$(476)
Optical products purchasing organization	5,064	5,672	(608)
Marketing products and services	4,891	4,011	880
Optometric practice/retail store	1,862	1,934	(72)
	17,151	17,427	(276)
Other:			
Ophthalmology practice	8,101	7,346	755
Total Net Product Sales and Other Revenue	$25,252	$24,773	$ 479

Salaries, Wages and Benefits

Consolidated. Salaries, wages and benefits expense increased by 11.7% from $42.7 million to $47.6 million. As a percentage of net revenue, salaries, wages and benefits expense increased slightly from 30.2% to 30.4%. Salaries, wages and benefits expense by segment is discussed below.

Surgical Facilities. Salaries, wages and benefits expense in our surgical facilities segment increased by 15.6% from $24.9 million to $28.8 million. The increase was the result of staff costs at ASCs acquired during 2008, salary increases at some of our same-facility ASCs and a shift of some personnel from our Corporate segment to our Surgical Facilities segment.

Product Sales and Other. Salaries, wages and benefits expense in our product sales and other segments increased by 18.9% from $9.0 million to $10.7 million primarily due to our acquisition of a call center and marketing solutions business during the third quarter of 2008.

Corporate. Salaries, wages and benefits expense decreased by 6.9% from $8.8 million to $8.1 million. The decrease was primarily due to a shift of some personnel from our Corporate segment to our Surgical Facilities segment, $0.2 million of reduced stock-based compensation expense and lower health benefit costs. This decrease was partially offset by annual salary and incentive accrual increases.

Cost of Sales and Medical Supplies

Consolidated. Cost of sales and medical supplies expense increased by 9.2% from $32.6 million to $35.6 million. As a percentage of net revenue, cost of sales and medical supplies expense decreased from 23.1% to 22.8%. Cost of sales and supplies expense by segment is discussed below.

Surgical Facilities. Cost of sales and medical supplies expense in our surgical facilities segment increased by 12.0% from $26.9 million to $30.1 million. As a percentage of net revenue, cost of sales and medical supplies expense decreased from 23.1% to 22.9%. The expense increase was the result of costs associated with our new ASCs and increased supply costs at some of our same-facility ASCs.

Product Sales and Other. Cost of sales and medical supplies expense in our product sales and other segments decreased by 4.0% from $5.8 million to $5.5 million primarily due to decreased revenue at our optical laboratories business and marketing products and services businesses which was partially offset by increased expenses at our ophthalmology practice due to increased net revenue.

Selling, General and Administrative

Consolidated. Selling, general and administrative expense increased by 10.6% from $25.8 million to $28.5 million. As a percentage of net revenue, selling, general and administrative expense remained flat at 18.2%. Selling, general and administrative expense by segment is discussed below.

Surgical Facilities. Selling, general and administrative expense in our surgical facilities segment increased by 12.3% from $22.8 million to $25.6 million. The increase was due to costs associated with our new ASCs and an increase of $0.8 million in management and billing/collections fees charged to the ASCs for services rendered by our corporate personnel.

Product Sales and Other. Selling, general and administrative expense in our product sales and other segments increased by 17.2% from $4.2 million to $4.9 million primarily due to our acquisition of a call center and marketing solutions business during the third quarter of 2008.

Corporate. Corporate selling, general and administrative expense decreased by $0.8 million due to an increase in management and billing/collections fees charged to the operating segments for services rendered by certain corporate personnel.

Depreciation and Amortization. Depreciation and amortization expense increased 36.5% from $4.3 million to $5.9 million primarily due to increases in depreciation associated with our new ASCs, the relocation of one of our ASCs and amortization of intangible assets acquired in conjunction with our acquisition of a call center and marketing solutions business during the third quarter of 2008.

Interest (Income) Expense, net. Interest (income) expense, net increased from $8.1 million to $8.8 million due to an increase in our interest rate on credit facility borrowings and financing fees due to the amendment of our credit facility in the third quarter of 2009 and our adoption of a new accounting standard included in ASC 470-20. As a result of the adoption of the new accounting standard, we recorded additional non-cash interest expense during 2009 and 2008 of $4.2 million and $3.9 million, respectively.

Provision for Income Taxes. Our effective tax rate was unchanged at 39.0%. Our effective tax rate is affected by expenses that are deducted from operations in arriving at pre-tax income that are not allowed as a deduction on our federal income tax return and varying state income tax rates.

Discontinued Operations. We incurred costs associated with our Laredo, Texas ASC during 2008. On August 7, 2008, our Laredo, Texas ASC sold substantially all of its assets for $0.2 million. As a result, we adjusted our previously recorded loss on the sale of the ASC and recorded a pre-tax gain of $0.2 million in the third quarter of 2008. As part of our discontinued operations plan announced in the fourth quarter of 2007, we completed the sale of our 70% interest in our Thibodaux, Louisiana ASC in February 2008. We received proceeds of $0.2 million. As a result, we adjusted our previously recorded loss on the sale of the ASC and recorded a pre-tax gain of $0.1 million in the first quarter of 2008.

Net Income Attributable to Noncontrolling Interests. Noncontrolling interests in the earnings of our ASCs were $17.7 million in 2009 as compared to $16.4 million in 2008. All of this increase was attributable to new ASCs.

Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

Net Revenue

Consolidated. Total net revenue increased by 9.8% from $128.6 million to $141.2 million. Net revenue by segment is discussed below.

Surgical Facilities. The table below summarizes surgical facilities net revenue and procedures performed for 2008 and 2007. Net revenues generated from surgical facilities are derived from the fees charged for the procedures performed in our ASCs and through our laser services agreements. Our procedure volume is directly impacted by the number of ASCs we operate and their respective utilization rates. Surgical facilities net revenue increased by 10.1% from $105.8 million to $116.4 million. This increase was primarily the result of an $8.8 million increase from ASCs we acquired or developed after January 1, 2007 ("new ASCs") and a $2.1 million, or 2.1%, increase from ASCs that we owned for the entire comparable reporting periods ("same-facility"). The increase in same-facility net revenue was the result of a 3.5% increase in the net revenue per procedure primarily due to a change in procedure mix offset by a 1.4% decrease in the number of same-facility procedures performed.

	2008	2007	Increase (Decrease)
	(dollars in thousands)		
Surgical Facilities:			
Same-facility:			
Net revenue	$102,238	$100,151	$ 2,087
# of procedures	121,354	123,082	(1,728)
New ASCs:			
Net revenue	$ 14,209	$ 5,364	$ 8,845
# of procedures	18,035	5,683	12,352
ASC Closure/Laser Terminations:			
Net revenue	$ —	$ 237	$ (237)
# of procedures	—	622	(622)

Product Sales and Other. The table below summarizes product sales and other net revenue by significant business component. Product sales and other net revenue increased by 8.3% from $22.9 million to $24.8 million. Net revenue at our optical products purchasing organization increased by $2.6 million due to our acquisition of an optical products purchasing organization during the fourth quarter of 2007 and an increase in existing customer orders. Net revenue from our marketing products and services businesses decreased by $0.1 million primarily due to a reduction in sales of marketing products to medical device manufacturers to promote their refractive intraocular lens technology offset by an increase due to the acquisition of a call center and marketing solutions business during the third quarter of 2008. Net revenue at our optical laboratory business decreased by $0.4 million due to a decrease in existing customer orders.

Net revenue from our ophthalmology practice decreased by $0.2 million primarily due to a decrease in the number of patient visits.

	2008	2007	Increase (Decrease)
	(dollars in thousands)		
Product Sales:			
Optical laboratories	$ 5,810	$ 6,245	$ (435)
Optical products purchasing organization	5,672	3,073	2,599
Marketing products and services	4,011	4,079	(68)
Optometric practice/retail store	1,934	1,936	(2)
	17,427	15,333	2,094
Other:			
Ophthalmology practice	7,346	7,510	(164)
Other	—	26	(26)
	7,346	7,536	(190)
Total Net Product Sales and Other Revenue	$24,773	$22,869	$1,904

Salaries, Wages and Benefits

Consolidated. Salaries, wages and benefits expense increased by 7.1% from $39.8 million to $42.7 million. As a percentage of net revenue, salaries, wages and benefits expense decreased from 31.0% to 30.2% primarily due to minimal corporate infrastructure expenses added to service new ASCs. Salaries, wages and benefits expense by segment is discussed below.

Surgical Facilities. Salaries, wages and benefits expense in our surgical facilities segment increased by 10.4% from $22.6 million to $24.9 million. The increase was the result of staff costs at ASCs acquired during 2007 and 2008 and staffing required at some of our same-facility ASCs.

Product Sales and Other. Salaries, wages and benefits expense in our product sales and other segments increased by 9.6% from $8.2 million to $9.0 million primarily due to our acquisition of an optical products purchasing organization during the fourth quarter of 2007 and the acquisition of a call center and marketing solutions business during the third quarter of 2008.

Corporate. Salaries, wages and benefits expense decreased by 3.4% from $9.1 million to $8.8 million. The decrease was primarily due to $0.4 million of reduced stock-based compensation expense and $0.3 million of reduced severance expense recorded in 2008. This decrease was partially offset by annual salary and incentive accrual increases.

Cost of Sales and Medical Supplies

Consolidated. Cost of sales and medical supplies expense increased by 8.1% from $30.2 million to $32.6 million. As a percentage of net revenue, cost of sales and medical supplies expense decreased from 23.4% to 23.1%. Cost of sales and supplies expense by segment is discussed below.

Surgical Facilities. Cost of sales and medical supplies expense in our surgical facilities segment increased by 11.3% from $24.1 million to $26.9 million. As a percentage of net revenue, cost of sales and medical supplies expense increased marginally from 22.8% to 23.1%. The expense increase was the result of costs associated with our new ASCs and increased supply costs at some of our same-facility ASCs.

Product Sales and Other. Cost of sales and medical supplies expense in our product sales and other segments decreased by 4.6% from $6.1 million to $5.8 million primarily due to decreased revenue at our optical laboratories business.

Selling, General and Administrative

Consolidated. Selling, general and administrative expense increased by 9.7% from $23.5 million to $25.8 million. As a percentage of net revenue, selling, general and administrative expense decreased from 18.3% to 18.2%. Selling, general and administrative expense by segment is discussed below.

Surgical Facilities. Selling, general and administrative expense in our surgical facilities segment increased by 11.5% from $20.5 million to $22.8 million. The increase was due to costs associated with our new ASCs and an increase of $0.7 million in management and billing/collections fees charged to the ASCs for services rendered by our corporate personnel.

Product Sales and Other. Selling, general and administrative expense in our product sales and other segments increased by 20.0% from $3.5 million to $4.2 million primarily due to our acquisition of an optical products purchasing organization during the fourth quarter of 2007 and the acquisition of a call center and marketing solutions business during the third quarter of 2008.

Corporate. Corporate selling, general and administrative expense decreased by $0.8 million due to an increase of $0.7 million in management and billing/collections fees charged to the operating segments for services rendered by certain corporate personnel. Excluding the management and billing/collections fees, corporate selling, general and administrative expense decreased by $0.1 million.

Depreciation and Amortization. Depreciation and amortization expense increased 18.6% from $3.6 million to $4.3 million primarily due to increases in depreciation associated with our new ASCs and amortization of intangible assets acquired in conjunction with our acquisition of an optical products purchasing organization during the fourth quarter of 2007.

Interest (Income) Expense, net. Interest (income) expense, net increased from $6.6 million to $8.1 million primarily due to the adoption of a new accounting standard included in ASC 470-20. As a result of the adoption of the new accounting standard, we recorded additional non-cash interest expense during 2008 and 2007 of $3.9 million and $1.9 million, respectively.

Loss on Investment in Nonconsolidated Affiliate. During the fourth quarter of 2007, we recorded a $1.0 million impairment charge relating to our 25% interest in an ASC located in Ft. Lauderdale, Florida.

Other (Income) Expense. Other income was $0.0 million in 2008 as compared to $0.1 million in 2007.

Provision for Income Taxes. Our effective tax rate in 2008 was 39.0% compared to 43.8% in 2007. The decrease was the result of recording a 100% valuation allowance against the tax benefit relating to the loss on investment in our non-consolidated affiliate and 0.9% related to an increase in our blended state partnership tax rate in 2007. Our effective tax rate is affected by expenses that are deducted from operations in arriving at pre-tax income that are not allowed as a deduction on our federal income tax return and varying state income tax rates.

Discontinued Operations. We incurred costs associated with our Laredo, Texas ASC during 2008. On August 7, 2008, our Laredo, Texas ASC sold substantially all of its assets for $0.2 million. As a result, we adjusted our previously recorded loss on the sale of the ASC and recorded a pre-tax gain of $0.2 million in the third quarter of 2008. As part of our discontinued operations plan announced in the fourth quarter of 2007, we completed the sale of our 70% interest in our Thibodaux, Louisiana ASC in February 2008. We received proceeds of $0.2 million. As a result, we adjusted our previously recorded loss on the sale of the ASC and recorded a pre-tax gain of $0.1 million in the first quarter of 2008.

Net Income Attributable to Noncontrolling Interests. Noncontrolling interests in the earnings of our ASCs were $16.4 million in 2008 as compared to $15.3 million in 2007. All of this increase was attributable to new ASCs.

Liquidity and Capital Resources

Operating activities for 2009 generated $44.1 million in cash flow compared to $41.4 million in 2008. Of the $2.7 million increase in cash flow from operating activities, $3.8 million was due to higher net income after adding back the following non-cash items: depreciation and amortization, amortization of subordinated debt fees, stock-based compensation expense, gain on sale of ASC, deferred income taxes, asset impairment charge and non-cash subordinated debt interest. This increase was partially offset by $1.1 million decrease in the contribution from changes in operating assets and liabilities. Changes in accounts payable and accrued expenses resulted in reduced cash flow of $1.7 million during 2009 as compared to 2008 primarily due to incentive compensation payments and the timing of vendor payments. Changes in accounts receivable resulted in additional cash flow of $0.6 million during 2009 as compared to 2008 due to improvements in the collection of accounts receivable.

Cash flows used in investing activities were $4.4 million in 2009 compared to $55.4 million in 2008. Investing activities in 2009 included the purchase of property and equipment for $3.7 million, the payment of additional purchase price consideration of $0.7 million for one of our ASCs, the payment for the purchase of additional equity interests of $0.3 million in three of our ASCs, and proceeds of $0.3 million relating to the sale of noncontrolling interests in two of our ASCs. Investing activities in 2008 included the acquisition of three ASCs and a call center and marketing solutions business for $49.4 million, the purchase of property and equipment for $4.9 million, the payment of additional purchase price consideration of $0.9 million for one of our ASCs, the payment of additional purchase price consideration of $0.3 million for our optical products purchasing organization, and proceeds of $0.4 million relating to the sale of our Thibodaux, Louisiana and Laredo, Texas ASCs.

Cash flows used in financing activities were $40.7 million in 2009 compared to cash flows provided by financing activities of $12.5 million in 2008. Cash flows from financing activities in 2009 included distributions to noncontrolling interests of $18.5 million, net payments of $16.9 million under our credit facility, payments of $1.1 million relating to the repurchase of our common stock, $4.5 million of capital lease and other debt obligation payments and proceeds of $0.2 million from the exercise of stock options and issuance of stock to employees as part of our employee stock purchase plan. Cash flows from financing activities in 2008 included net borrowings of $33.1 million under our credit facility, net proceeds of $0.5 million from the exercise of stock options and issuance of stock to employees as part of our employee stock purchase plan and borrowings of $3.3 million relating to the development and relocation of an ASC. These proceeds were offset by distributions to noncontrolling interests of $16.4 million, $1.4 million of capital lease and other debt obligation payments and $6.7 million relating to the repurchase of our common stock.

In June 2007, we issued $75.0 million aggregate principal amount of 1.0% convertible senior subordinated notes due June 15, 2012 (the "Convertible Notes"). Proceeds from the Convertible Notes were used to pay down $62.4 million of outstanding indebtedness on our revolving credit facility and to fund the $10.0 million net cost of the convertible note hedge and warrant transactions described below. Interest on the Convertible Notes is payable semi-annually in arrears on June 15 and December 15 of each year, commencing December 15, 2007. The Convertible Notes rank subordinate to our senior debt and rank pari passu or senior to all of our other subordinated indebtedness. The Convertible Notes are convertible into shares of our common stock at an initial conversion price of $6.371 per share, or approximately 156.9612 shares per $1,000 principal amount of Convertible Notes. At December 31, 2009, we had $61.6 million in convertible subordinated debt outstanding, net of debt discount. As of December 31, 2009, the fair value of the $75.0 million Convertible Notes was approximately $59.8 million, based on the level 2 valuation hierarchy under ASC 820 (formerly SFAS No. 157). Effective January 1,

2009, we adopted a new accounting standard included in ASC 470-20 (formerly FSP APB 14-1). ASC 470-20 applies to convertible debt instruments that may be settled in cash upon conversion, including partial cash settlement, when the conversion option does not need to be bifurcated and accounted for separately as a derivative instrument in accordance with ASC 815 (formerly FAS 133). ASC 470-20 requires that issuers of convertible debt instruments that, upon conversion, may be settled fully or partially in cash, must separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. Additionally, debt issuance costs are required to be allocated in proportion to the allocation of the liability and equity components and accounted for as debt issuance costs and equity issuance costs, respectively. ASC 470-20 requires retrospective application and, accordingly, the prior periods' financial statements included herein have been adjusted. In accordance with the provisions of ASC 470-20, we determined that the fair value of our Convertible Notes at issuance in 2007 was approximately $52.1 million, and we designated the residual value of approximately $22.9 million as the equity component. Additionally, we allocated approximately $1.8 million of the $2.6 million original Convertible Notes issuance cost as debt issuance cost and the remaining $0.8 million as equity issuance cost. The adoption of ASC 470-20 added approximately $4.2 million, $3.9 million and $1.9 million of non-cash interest expense to our 2009, 2008 and 2007 results of operations, respectively. This resulted in a reduction to net income of approximately $2.6 million ($0.11 per diluted share), $2.4 million ($0.10 per diluted share) and $1.1 million ($0.04 per diluted share) in 2009, 2008 and 2007, respectively. The adoption of ASC 470-20 will add approximately $4.6 million of non-cash interest expense to our 2010 results of operations and will reduce net income by approximately $2.8 million ($0.12 per diluted share). The adoption of ASC 470-20 does not have an impact on our cash flows.

The Convertible Notes include a net-share settlement feature that requires us to settle conversion of the notes in cash up to the notes' principal amount and settle any excess of the Convertible Notes' conversion value above their principal amount by delivering shares of our common stock, cash, or a combination of cash and common stock, at our option. The conversion value of the Convertible Notes is equal to the market price of our common stock multiplied by the conversion rate of approximately 156.9612 shares per $1,000 principal amount of Convertible Notes. A market price that exceeds the conversion price of $6.371 at the time of settlement results in excess conversion value above the original principal amount of $1,000. As a result of the net-share settlement feature, we will be able to substantially reduce the number of shares of common stock issuable in the event of the conversion of the Convertible Notes by repaying principal in cash instead of issuing shares of common stock for that amount. Additionally, we will not be required to include the underlying shares of common stock in the calculation of our diluted weighted average shares outstanding for earnings per share until our common stock price exceeds $6.371.

Concurrent with the sale of the Convertible Notes, we entered into a convertible note hedge transaction with respect to our common stock (the "purchased call options") with Deutsche Bank AG London (the "counterparty"), an affiliate of the underwriter. The purchased call options cover an aggregate of approximately 11.8 million shares of our common stock at a strike price of $6.371 per share. The cost of the call options totaled $24.0 million. In connection with the cost of the call options, we recorded a deferred tax asset of $8.2 million to additional paid in capital to reflect the future cash benefit of the deduction over the term of the Convertible Notes. We also sold warrants to the counterparty to purchase from us an aggregate of approximately 11.8 million shares of our common stock at an exercise price of $8.31 per share and received proceeds of $14.0 million. Taken together, the call option and warrant agreements have the effect of increasing the effective conversion price of the Convertible Notes to $8.31 per share. For a further discussion of the Convertible Notes and the related call options and warrants, see Note 11 to the consolidated financial statements.

Effective August 31, 2009, we amended our credit facility, decreasing the maximum commitment available under the facility from $125 million to $80 million, consisting of a $50 million revolving credit facility and a $30 million term loan facility. The expiration date of the credit facility was extended to December 15, 2011, however, if we repay or refinance our Convertible Notes prior to this date, the expiration date will be extended to August 31, 2012. The maximum commitment available under the revolving credit facility is $50 million or the maximum allowed under the calculated ratio limitations. The $30 million term loan facility requires quarterly repayments of $1 million commencing December 31, 2009, increasing to $1.25 million and $1.5 million commencing December 31, 2010 and December 31, 2011, respectively. The amended credit agreement also includes an option allowing us to increase the maximum commitment available under the revolving credit facility to $95 million under certain conditions. At December 31, 2009, we had approximately $38.0 million of potential borrowing availability under our revolving credit facility. Interest on borrowings under the facility is payable at an annual rate equal to our lender's published base rate plus the applicable borrowing margin ranging from 0.75% to 3.00% or LIBOR plus a range from 2.75% to 5.00%, varying depending upon the calculated ratios and our ability to meet other financial covenants. In addition, a fee ranging from 0.25% to 0.50% is charged on the unused portion of the revolver commitment. The maximum borrowing availability and applicable interest rates under the credit facility are calculated based on a ratio of total indebtedness to earnings before interest, taxes, depreciation and amortization, all as more fully defined in our credit agreement. The credit agreement continues to contain customary covenants that include limitations on indebtedness, liens, capital expenditures, acquisitions, investments and share repurchases, as well as restrictions on the payment of dividends; however, many of these limitations were changed by the amendment. Under the terms of the credit agreement, we were subject to a maximum total leverage ratio of 5.00 times initially, which decreased to 4.75 times for the quarter ending December 31, 2009 and will decrease to 4.25 times for the quarter ending December 31, 2010 and 4.00 times for the quarter ending December 31, 2011 and thereafter. We are also subject to a maximum senior leverage ratio of 2.50 times initially, which will decrease to 2.25 times for the quarter ending December 31, 2010 and thereafter. We are required to obtain the consent of our lenders for any acquisition exceeding $25 million individually and $40 million for all acquisitions consummated during the term of the credit agreement.

At December 31, 2009, we had $11.2 million of borrowings outstanding under our revolving credit facility and $29.0 million of borrowings outstanding under our term loan facility with a weighted average interest rate of 4.8% and were in compliance with all of our covenants. The weighted average interest rate on credit line borrowings during 2009 was 3.7%. In addition, we paid a fee ranging from 0.25% to 0.50% on the unused portion of the revolver commitment.

During 2006, we entered into two interest rate swap agreements. The interest rate swaps protected us against certain interest rate fluctuations of the LIBOR rate on $24 million of our variable rate debt under our credit facility. The date of the first interest rate swap was April 12, 2006, and it expired on April 19, 2009. This interest rate swap effectively fixed our LIBOR rate on $12 million of variable rate debt at a rate of 5.34%. The date of the second interest rate swap was June 28, 2006 and it expired on September 30, 2008. This interest rate swap effectively fixed our LIBOR rate on $12 million of variable rate debt at a rate of 5.75%. Effective August 1, 2006, NovaMed Eye Surgery Center of New Albany, LLC ("New Albany ASC"), of which we own a 67.5% majority interest, entered into a $4 million installment note which matures on August 1, 2013. Interest is payable at the lender's one month LIBOR rate, designated or published on the first of each month, plus 2.0%. The New Albany ASC entered into a five-year interest rate swap agreement that effectively fixes the LIBOR rate on this debt at 5.51%.

As of December 31, 2009 and 2008, we had cash and cash equivalents of $3.9 million and $4.9 million, respectively, of which $2.6 million and $3.1 million, respectively, was restricted pursuant to agreements with six of our ASCs. As of December 31, 2009 and 2008, we had working capital of $7.1 million and $12.1 million, respectively.

We expect our cash flow from operations to be sufficient to fund our operations for at least 12 months. Our future capital requirements and the adequacy of our available funds will depend on many factors, including the size and timing of our acquisition and expansion activities, capital requirements associated with our businesses, and the future cost of equipment.

During the first quarter of 2008, we recorded additional goodwill of $1.7 million for one of our ASCs relating to the resolution of a contingency included in the original purchase agreement. We paid cash of $0.9 million during the first quarter of 2008 and paid the remaining balance of $0.7 million in July 2009.

During 2008, our Orlando (formerly Altamonte Springs), Florida ASC, of which we own a 70% interest, entered into a $3.3 million installment note which matures on December 31, 2015. Interest is payable on the outstanding principal balance at the lender's one month LIBOR rate, designated or published on the first day of each month, plus 2.5%. The note financed the cost of relocating the ASC from Altamonte Springs, Florida to Orlando, Florida, which was completed in January 2009. As of December 31, 2009, there was $2.8 million outstanding under this note.

In February 2008, we completed the sale of our 70% interest in our Thibodaux, Louisiana ASC. We received proceeds of $0.2 million. As a result, we adjusted our previously recorded loss on the sale of the ASC and recorded a pre-tax gain of $0.1 million in the first quarter of 2008. In August 2008, our Laredo, Texas ASC sold substantially all of its assets for $0.2 million. As a result, we adjusted our previously recorded loss on the sale of the ASC and recorded a pre-tax gain of $0.2 million in the third quarter of 2008.

We had an option to purchase an additional 26% equity interest from our physician-partner in our Ft. Lauderdale, Florida ASC to enable us to increase our interest in the ASC to a majority equity interest. We elected not to exercise this purchase option and instead we have exercised our option to sell our noncontrolling interest to our physician-partner for the original price paid. We believe we have effectuated the sale of our noncontrolling interest effective as of July 31, 2009. Our physician-partner has disputed the validity of our exercise. On November 5, 2009, we filed a lawsuit against this physician seeking to collect the payment of this purchase price.

Two partners in our Richmond, Virginia ASC who each own a 14.5% equity interest have the option to sell us back their interest at the same price they paid to acquire their interest which is $0.3 million.

Off-Balance Sheet Arrangements

Under the definition contained in Item 303(a)(4)(ii) of Regulation S-K, we do not have any off-balance sheet arrangements.

Contractual Obligations and Commitments

We have various contractual obligations which are recorded as liabilities in our consolidated financial statements. Other items, such as certain purchase commitments, are not recognized as liabilities in our consolidated financial statements but are required to be disclosed. For example, we are contractually committed to make certain minimum lease payments for the use of property under operating lease agreements. The following table summarizes our significant contractual obligations and commitments at December 31, 2009 and the future periods in which such obligations are expected to be settled in cash.

	Payments due by period (dollars in thousands)				
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Capital leases	$ 1,042	$ 321	$ 456	$ 182	$ 83
Operating leases	31,571	6,240	10,734	8,172	6,425
Long-term debt(1)	40,200	4,250	35,950	—	—
Interest payments on long-term debt(1)	3,577	1,926	1,651	—	—
Convertible notes(2)	75,000	—	75,000	—	—
Interest payments on convertible notes(2)	1,844	750	1,094	—	—
Notes payable	10,994	4,230	4,707	1,570	487
Purchase commitments	165	165	—	—	—
Total	$164,393	$17,882	$129,592	$9,924	$6,995

	Expiration by period (dollars in thousands)				
Commercial Commitments	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Letter of Credit	$ 833	$ 833	$ —	$ —	$ —
Total	$ 833	$ 833	$ —	$ —	$ —

(1) Balance is amount outstanding under our credit facility that expires December 15, 2011. Interest payments are based on the amount and weighted average interest rate of debt outstanding at December 31, 2009.

(2) Balance is principal amount of convertible notes issued during 2007 that are due June 15, 2012. Interest payments are based on the coupon interest rate of 1% annually. For a further discussion on the convertible notes, see Note 11 to the consolidated financial statements.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) issued FAS No. 168, *"The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting."* This standard represents the last numbered standard issued by the FASB under the old (pre-Codification) numbering system, and amends the GAAP hierarchy. On July 1, 2009, FASB launched FASB's new Codification (i.e. the Accounting Standards Codification (ASC)). The Codification supersedes existing GAAP for nongovernmental entities. We have revised our financial statement disclosures in compliance with the new codification system.

Effective January 1, 2009, we adopted a new accounting standard included in ASC 470-20, *"Debt with Conversion and other Options"*, formerly FASB Staff Position APB 14-1 , *"Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)."* ASC 470-20 applies to convertible debt instruments that may be settled in cash upon conversion, including partial cash settlement, when the conversion option does not need to be bifurcated and accounted for separately as a derivative instrument in accordance with other literature.

ASC 470-20 requires that issuers of convertible debt instruments that, upon conversion, may be settled fully or partially in cash, must separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. Additionally, debt issuance costs are required to be allocated in proportion to the allocation of the liability and equity components and accounted for as debt issuance costs and equity issuance costs, respectively. ASC 470-20 requires retrospective application and, accordingly, the prior periods' financial statements included herein have been adjusted.

In accordance with the provisions of ASC 470-20, we determined that the fair value of its Convertible Notes at issuance in 2007 was approximately $52.1 million, and designated the residual value of approximately $22.9 million as the equity component. Additionally, we allocated approximately $1.8 million of the $2.6 million original Convertible Notes issuance cost as debt issuance cost and the remaining $0.8 million as equity issuance cost.

Effective January 1, 2009, we adopted a new accounting standard included in ASC 810, *Consolidation*, formerly Statement of Financial Accounting Standards (SFAS) No. 160, *Noncontrolling Interests in Consolidated Financial Statements*. ASC 810 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the accounting for future ownership changes with respect to those subsidiaries. This standard defines a noncontrolling interest, previously called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. ASC 810 requires, among other items, that a noncontrolling interest be included in the consolidated balance sheet within equity separate from the parent's equity; consolidated net income to be reported at amounts inclusive of both the parent's and noncontrolling interest's shares and, separately, the amounts of consolidated net income attributable to the parent and noncontrolling interest all on the consolidated statements of operations; and if a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be measured at fair value and a gain or loss be recognized in net income based on such fair value. We applied the provisions of ASC 810 retrospectively. As a result, noncontrolling interests of $15.3 million were reclassified from the mezzanine section to equity in the December 31, 2008 balance sheet. The adoption of ASC 810 also results in the cash flow impact of certain transactions with noncontrolling interests being classified within financing activities. Such treatment is consistent with the view that under ASC 810 certain transactions between us (or our subsidiaries) and noncontrolling interests are considered to be equity transactions. As a result, distributions to noncontrolling interests of $16.4 million and $15.0 million have been reclassified to the financing section of our consolidated statement of cash flows for 2008 and 2007, respectively. Certain reclassifications have been made to prior period amounts to conform to the presentation of the current period under ASC 810.

Effective January 1, 2009, we adopted a new accounting standard included in ASC 805, *Business Combinations*, formerly SFAS No. 141(R), *Business Combinations*. ASC 805 contains a number of major changes affecting the allocation of the value of acquired assets and liabilities including requiring an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being excess value over the net identifiable assets acquired. This standard also requires the fair value measurement of certain other assets and liabilities related to the acquisition such as contingencies and research and development. In addition, acquisition-related costs must be expensed as incurred. In April 2009, the FASB amended and clarified ASC 805 regarding the initial recognition and measurement, subsequent measurement, accounting and disclosure of assets and liabilities arising from contingencies in a business combination. The provisions of ASC 805 apply only to acquisition transactions completed in fiscal years beginning after December 15, 2008. The future impact of the adoption of this new accounting standard will be dependent on future acquisitions that we may pursue.

Effective January 1, 2009, we adopted a new accounting standard included in ASC 350, *Goodwill and Other*, formerly FASB Staff Position FAS 142-3, *Determination of the Useful Life of Intangible Assets* which amended previous guidance for determining the useful life of a recognized intangible asset and requires enhanced disclosures so that users of financial statements are able to assess the extent to which the expected future cash flows associated with the asset are affected by the Company's intent and/or ability to renew or extend the agreement. The adoption of this new accounting standard did not have a material impact on our consolidated financial statements.

Effective January 1, 2009, we adopted a new accounting standard included in ASC 815, *Derivatives and Hedging*, formerly SFAS No. 161, *Disclosure About Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133*. ASC 815 requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. The adoption of this new accounting standard did not have a material impact on our consolidated financial statements.

In June 2008, the FASB ratified guidance which provides that an entity should use a two-step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument's contingent exercise and settlement provisions. We adopted this guidance on January 1, 2009 which did not have an impact on our consolidated results of operations or financial condition.

Effective January 1, 2009, we adopted a new accounting standard included in ASC 260, *Earnings Per Share*, formerly FASB Staff Position No. EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities*. This pronouncement establishes that unvested share-based payment awards that contain nonforfeitable rights to dividends are participating securities and shall be included in the computation of earnings per share under the two-class method. The adoption of this new accounting standard did not have a material effect on our consolidated financial statements.

Effective January 1, 2009, we adopted a new accounting standard included in ASC 820, *Fair Value Measurements and Disclosures*, formerly FASB Staff Position No. 157-2, *Effective Date of FASB Statement No. 157*, with the exception of a one-year deferral of implementation for non-financial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The significant categories of assets and liabilities included in the Company's deferred implementation of ASC 820, are non-financial assets and liabilities initially measured at fair value in a business combination and impairment assessments of long-lived assets, goodwill and intangible assets. The adoption of this new accounting standard did not have a material impact on our consolidated financial statements.

In May 2009, we adopted a new accounting standard included in ASC 855, *Subsequent Events*, formerly SFAS No. 165, *Subsequent Events.* This standard sets forth: 1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; 2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and 3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This standard is effective for interim and annual periods ending after June 15, 2009. We adopted this standard for the quarter ended June 30, 2009. This standard did not impact the consolidated financial results. We evaluated events subsequent to December 31, 2009 for potential recognition and disclosure in the consolidated financial statements. No events have occurred that would require adjustment to or disclosure in the consolidated financial statements.

Effective June 30, 2009, we adopted a new accounting standard included in ASC 820, *Fair Value Measurements and Disclosures*, formerly FASB Staff Position No. 157-4, *Determining Fair Value When The Volume and Level of Activity For The Asset or Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly,* which provides additional guidance for estimating fair value in accordance with ASC 820 when the volume and level of activity for the asset or liability have significantly decreased. This accounting standard also includes guidance on identifying circumstances that indicate a transaction is not orderly. This standard did not have a material impact on our results of operations or financial condition.

Effective June 30, 2009, we adopted a new accounting standard included in ASC 820, formerly FASB Staff Position No. FAS 107-1 and APB 28-1, *Interim Disclosures about Fair Value of Financial Instruments*, which requires disclosures about fair value of financial instruments for interim reporting periods as well as in annual financial statements. This standard did not have a material impact on our results of operations or financial condition.

In August 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-05, *Fair Value Measurements and Disclosures* (Topic 820)—Measuring Liabilities at Fair Value, which provides guidance on how to measure liabilities at fair value in circumstance in which a quoted price in an active market for the identical liability is not available. This update is effective for the first reporting period, including interim periods, beginning after issuance. We have no liabilities that are governed by this update but will apply its provisions in the future as applicable.

In October 2009, the FASB issued ASU No. 2009-13, *Revenue Recognition* (Topic 605),—*Multiple-Deliverable Revenue Arrangements*, which establishes a hierarchy for determining the selling price of a deliverable and provides guidance on determining a best estimate of selling price. ASU No. 2009-13 provides accounting principles and application guidance on whether multiple deliverables exist, how these arrangements should be separated, and the consideration allocated. This guidance eliminates the requirement to establish the fair value of undelivered products and services and instead provides for separate revenue recognition based upon management's estimate of the selling price for an undelivered item when there is no other means to determine the fair value of that undelivered item. ASU No. 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. We are assessing the potential impact of adoption of this standard.

In October 2009, the FASB issued ASU No. 2009-17, *Consolidations: Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities*. It requires reporting entities to evaluate former qualifying special purpose entities for consolidation, changes the approach to determining a VIE's primary beneficiary from a quantitative assessment to a qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE. It also clarifies, but does not significantly change, the characteristics that identify a VIE. This ASU also requires additional year-end and interim disclosures and is effective for fiscal years commencing after November 15, 2009. We are assessing the potential impact of adoption of this standard.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We have exposure to interest rate risk related to our financing, investing and cash management activities. We have not held or issued derivative financial instruments other than the use of variable-to-fixed interest rate swaps for portions of our borrowings. We do not use derivative instruments for speculative purposes. Our borrowings are primarily indexed to the prime rate or LIBOR and have a mix of maturities. We entered into two swap agreements in 2006 as follows: $12.0 million in principal amount outstanding under our credit facility with a fixed rate of 5.34% which expired on April 19, 2009 and $12.0 million in principal amount outstanding under our credit facility with a fixed rate of 5.75% which expired on September 30, 2008. In addition, NovaMed Eye Surgery Center of New Albany, LLC, of which we own a 67.5% equity interest, entered into a swap agreement in 2006 as follows: $2.9 million in principal amount outstanding as of December 31, 2008 under a note with National City Bank with a fixed rate of 5.51% from August 4, 2006 to August 1, 2011.

On December 31, 2009, we had $40.2 million outstanding under our credit facility which was subject to the one-month LIBOR. A hypothetical 100 basis point increase in market interest rates would result in additional annual interest expense of $0.4 million. The fair value of this long-term debt approximated its carrying value at December 31, 2009.

Concurrent with the sale of the Convertible Notes, we entered into a convertible note hedge transaction with respect to our common stock (the "purchased call options") with Deutsche Bank AG London (the "counterparty"), an affiliate of the underwriter. The purchased call options cover an aggregate of approximately 11.8 million shares of our common stock at a strike price of $6.371 per share. The cost of the call options totaled $24.0 million. In connection with the cost of the call options, we recorded a deferred tax asset of $8.2 million to additional paid in capital to reflect the future cash benefit of the deduction over the term of the Convertible Notes. We also sold warrants to the counterparty to purchase from us an aggregate of approximately 11.8 million shares of our common stock at an exercise price of $8.31 per share and received proceeds of $14.0 million. Taken together, the call option and warrant agreements have the effect of increasing the effective conversion price of the Convertible Notes to $8.31 per share. For further discussion about the Convertible Notes and the related call options and warrants, see Note 11 in the Notes to Consolidated Financial Statements.

Item 8. Financial Statements and Supplementary Data

The consolidated financial statements and financial statement schedules, with the Reports of Independent Registered Public Accounting Firm, listed in Item 15 are included in this Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain a system of disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chairman and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

We have carried out an evaluation under the supervision and with the participation of the Company's management, including the Company's Chairman and Chief Executive Officer and Executive Vice President and Chief Financial Officer (our principal executive officer and principal financial officer), of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on their evaluation, the Chairman and Chief Executive Officer and Executive Vice President and Chief Financial Officer concluded that such disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by this report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the three-month period ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Under the supervision and with the participation of our senior management, including our Chairman and Chief Executive Officer and Executive Vice President and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2009, using the criteria set forth in the *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, management has concluded that our internal control over financial reporting is effective as of December 31, 2009. BDO Seidman, LLP, our independent registered public accounting firm, has issued an audit report on our internal control over financial reporting which is included with our financial statements in Item 15(a)(1) and incorporated by reference.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information in response to this item is incorporated by reference from the "Proposal No. 1—Election of Directors," "Other Directors" and "Executive Officers" sections of our Definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our 2010 Annual Meeting of Stockholders (the "2010 Proxy Statement").

Item 11. Executive Compensation

The information in response to this item is incorporated by reference from the "Executive Compensation" section of the 2010 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information in response to this item is incorporated by reference from the "Security Ownership of Certain Beneficial Owners and Management" and "Executive Compensation" sections of the 2010 Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information in response to this item is incorporated by reference from the "Certain Relationships and Related Transactions," "Proposal No. 1—Election of Directors" and "Other Directors" sections of the 2010 Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information in response to this item is incorporated by reference from the "Proposal No. 4—Ratification of Independent Registered Public Accounting Firm" and "Auditor Fees" sections of the 2010 Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this Form 10-K:

1. The following consolidated financial statements of the Company, with the reports of independent registered public accounting firms, are filed as part of this Form 10-K:
   - Reports of Independent Registered Public Accounting Firm
   - Consolidated Balance Sheets
   - Consolidated Statements of Operations
   - Consolidated Statements of Stockholders' Equity
   - Consolidated Statements of Cash Flows
   - Notes to Consolidated Financial Statements
2. The following consolidated financial statement schedules of the Company are filed as part of this Form 10-K:

   Schedule II—Rule 12-09 Valuation Reserves

(b) The following exhibits are filed with this Form 10-K or incorporated by reference as set forth below:

Exhibit Number	Exhibit
2.1(A)	Purchase Agreement dated as of June 1, 2007 with members of Surgery Center of Kalamazoo, LLC
3.1	Amended and Restated Certificate of Incorporation of the Registrant
3.2(C)	Amended and Restated Bylaws of the Registrant
3.3(D)	Certificate of Ownership and Merger
4.1(B)	Specimen stock certificate representing Common Stock
4.2(E)	Indenture, dated as of June 27, 2007, between Registrant and LaSalle Bank National Association, Trustee
4.3(E)	First Supplemental Indenture, dated as of June 27, 2007, between Registrant and LaSalle Bank National Association, Trustee
4.4(E)	Form of Note issued pursuant to the Indenture and First Supplemental Indenture
4.5(E)	Confirmation, dated June 21, 2007, between Deutsche Bank AG London and Registrant regarding warrants sold by Registrant to Deutsche Bank AG London
4.6(F)	Instrument of Resignation, Appointment and Acceptance dated September 18, 2008 pursuant to which U.S. Bank National Association replaced LaSalle Bank National Association as Trustee under the Indenture
10.1(G)	Registrant's Second Amended and Restated 1999 Stock Purchase Plan
10.2(B)	Indemnification Agreement
10.3(H)	Employment Agreement dated July 31, 2009 with Scott T. Macomber
10.4(I)	Form of Stock Option Agreement for stock option awards under the 2005 Stock Incentive Plan

Exhibit Number	Exhibit
10.5(J)	Asset Contribution and Exchange Agreement dated as of August 15, 2005 with Center for Outpatient Surgery
10.6(H)	Employment Agreement dated July 31, 2009 with Thomas S. Hall
10.7(K)	Asset Contribution and Exchange Agreement dated as of February 21, 2006 with Preston Plaza Surgery Center, LLP
10.8(L)	Asset Contribution and Exchange Agreement dated as of October 3, 2006 with Surgery Center of Cleveland, LLC
10.9(M)	Seventh Amended and Restated Credit Agreement dated as of August 31, 2009
10.10(N)	Registrant's Second Amended and Restated Stock Incentive Plan
10.11(N)	Registrant's Amended and Restated 2000 Employee Stock Incentive Plan
10.12(N)	Registrant's Amended and Restated 2001 Employee Stock Incentive Plan
10.13(N)	Registrant's Amended and Restated 2005 Restricted Stock Plan
10.14(O)	Registrant's Second Amended and Restated 2005 Stock Incentive Plan
10.15	Form of Restricted Stock Award Agreement for restricted stock awards under the 2005 Stock Incentive Plan
10.16(E)	Confirmation, dated June 21, 2007, between Deutsche Bank AG London and Registrant regarding a convertible note hedge transaction
10.17(F)	Amended and Restated Executive Incentive Compensation Plan
10.18(H)	Employment Agreement dated July 31, 2009 with Graham B. Cherrington
21	Subsidiaries of the Registrant
23.1	Consent of BDO Seidman, LLP
31.1	Certification by the CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification by the CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(A) Incorporated by reference to the Registrant's Form 8-K filed with the Securities and Exchange Commission on June 6, 2007.

(B) Incorporated by reference to the Registrant's Registration Statement on Form S-1 (Reg. No. 333-79271).

(C) Incorporated by reference to the Registrant's Form 8-K filed with the Securities and Exchange Commission on October 25, 2007.

(D) Incorporated by reference to the Registrant's Form 10-K filed with the Securities and Exchange Commission on March 29, 2004.

(E) Incorporated by reference to the Registrant's Form 8-K filed with the Securities and Exchange Commission on June 27, 2007.

(F) Incorporated by reference to the Registrant's Form 10-K filed with the Securities and Exchange Commission on March 16, 2009.

(G) Incorporated by reference to the Registrant's Form 8-K filed with the Securities and Exchange Commission on May 23, 2008.

(H) Incorporated by reference to the Registrant's Form 8-K filed with the Securities and Exchange Commission on August 4, 2009.

(I) Incorporated by reference to the Registrant's Form 10-Q filed with the Securities and Exchange Commission on August 12, 2005.

(J) Incorporated by reference to the Registrant's Form 8-K filed with the Securities and Exchange Commission on August 19, 2005.

(K) Incorporated by reference to the Registrant's Form 8-K filed with the Securities and Exchange Commission on February 27, 2006.

(L) Incorporated by reference to the Registrant's Form 8-K filed with the Securities and Exchange Commission on October 6, 2006.

(M) Incorporated by reference to the Registrant's Form 8-K filed with the Securities and Exchange Commission on September 1, 2009.

(N) Incorporated by reference to the Registrant's Form 10-K filed with the Securities and Exchange Commission on March 16, 2007.

(O) Incorporated by reference to the Registrant's Form 8-K filed with the Securities and Exchange Commission on May 26, 2009.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
NovaMed, Inc.
Chicago, Illinois

We have audited the accompanying consolidated balance sheets of NovaMed, Inc. and subsidiaries as of December 31, 2009 and 2008 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. In connection with our audits of the financial statements, we have also audited Schedule II—Valuation Reserves. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NovaMed, Inc. at December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As disclosed in Note 2 to the consolidated financial statements, effective January 1, 2009, the Company applied the provisions of FASB Accounting Standards Codification 470-20, *"Debt with Conversion and Other Options"* on a retrospective basis to account for its convertible subordinated senior notes. In addition, effective January 1, 2009, the Company adopted the provisions of FASB Accounting Standards Codification 810, "Consolidation" on a retrospective basis to account for its non-controlling interests in its less than wholly owned subsidiaries.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), NovaMed, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 16, 2010 expressed an unqualified opinion thereon.

/s/ BDO Seidman, LLP

Chicago, Illinois
March 16, 2010

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

Board of Directors and Shareholders
NovaMed, Inc.
Chicago, Illinois

We have audited NovaMed, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, "Management's Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of NovaMed, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009 and our report dated March 16, 2010 expressed an unqualified opinion thereon.

/s/ BDO Seidman, LLP

Chicago, Illinois
March 16, 2010

NOVAMED, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

	December 31, 2009	December 31, 2008 (adjusted, Note 2)
ASSETS		
Current assets:		
Cash and cash equivalents, including $2,562 and $3,100 of restricted cash, respectively	$ 3,884	$ 4,875
Accounts receivable, net of allowances of $26,597 and $43,784, respectively	19,177	20,329
Notes and amounts due from related parties	473	471
Inventory	2,479	2,355
Prepaid expenses and deposits	1,662	1,624
Current tax assets	2,725	2,154
Total current assets	30,400	31,808
Property and equipment, net	18,714	20,526
Goodwill	193,957	194,563
Other intangible assets, net	3,499	3,851
Other assets, net	1,397	673
Total assets	$247,967	$251,421
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 9,549	$ 9,684
Accrued expenses	5,488	6,706
Current maturities of long-term debt	8,217	3,282
Total current liabilities	23,254	19,672
Long-term debt, net of current maturities	42,713	67,747
Convertible subordinated debt, net of unamortized debt discount of $13,431 and $18,181, respectively	61,569	56,819
Other long-term liabilities	301	549
Deferred income tax liabilities	14,118	8,876
Commitments and contingencies		
Stockholders' equity:		
NovaMed, Inc. stockholders' equity:		
Series E Junior Participating Preferred Stock, $0.01 par value, 1,912,000 shares authorized, none outstanding at December 31, 2009 and 2008	—	—
Common stock, $0.01 par value, 81,761,465 shares authorized, 30,333,518 and 29,746,349 shares issued at December 31, 2009 and 2008, respectively	299	296
Additional paid-in-capital	113,362	111,225
Accumulated deficit	(3,650)	(11,162)
Accumulated other comprehensive loss	(40)	(218)
Treasury stock, at cost, 7,186,243 and 6,785,880 shares at December 31, 2009 and 2008, respectively	(18,943)	(17,665)
Total NovaMed, Inc. stockholders' equity	91,028	82,476
Noncontrolling interests	14,984	15,282
Total stockholders' equity	106,012	97,758
Total liabilities and stockholders' equity	$247,967	$251,421

The accompanying notes are an integral part of these consolidated financial statements.

NOVAMED, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per share data)

	Years Ended December 31,		
	2009	2008 (adjusted, Note 2)	2007 (adjusted, Note 2)
Net revenue:			
Surgical facilities	$131,192	$116,447	$105,752
Product sales and other	25,252	24,773	22,869
Total net revenue	156,444	141,220	128,621
Operating expenses:			
Salaries, wages and benefits	47,636	42,651	39,817
Cost of sales and medical supplies	35,600	32,599	30,154
Selling, general and administrative	28,504	25,776	23,505
Depreciation and amortization	5,885	4,311	3,635
Total operating expenses	117,625	105,337	97,111
Operating income	38,819	35,883	31,510
Other (income) expense:			
Interest expense	8,778	8,138	6,800
Interest income	(4)	(68)	(195)
Gain on sale of noncontrolling interests	—	—	(79)
Loss on investment in non-consolidated affiliate	—	—	1,041
Loss of non-consolidated affiliate	—	—	67
Other	15	13	(85)
Total other (income) expense	8,789	8,083	7,549
Income before income taxes	30,030	27,800	23,961
Income tax provision	4,802	4,454	3,904
Income from continuing operations	25,228	23,346	20,057
Loss from discontinued operations	—	(91)	(306)
Gain (loss) on disposal of discontinued operations	—	343	(11,220)
Net income	25,228	23,598	8,531
Net income attributable to noncontrolling interests	17,717	16,380	15,255
Net income (loss) attributable to NovaMed, Inc.	$ 7,511	$ 7,218	$ (6,724)
Amounts attributable to NovaMed, Inc.:			
Income from continuing operations	$ 7,511	$ 6,966	$ 4,802
Income (loss) from discontinued operations	—	252	(11,526)
Net income (loss) attributable to NovaMed, Inc.	$ 7,511	$ 7,218	$ (6,724)
Earnings per common share from continuing operations attributable to NovaMed, Inc.:			
Basic	$ 0.33	$ 0.29	$ 0.20
Diluted	$ 0.32	$ 0.28	$ 0.19
Net earnings (loss) per common share attributable to NovaMed, Inc.:			
Basic	$ 0.33	$ 0.30	$ (0.28)
Diluted	$ 0.32	$ 0.29	$ (0.27)

The accompanying notes are an integral part of these consolidated financial statements.

NOVAMED, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars and shares in thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated) (Deficit)	Accumulated Other Comprehensive Loss	Treasury Stock		Total NovaMed, Inc. Stockholders' Equity	Noncontrolling Interests
	Shares	Par Value				Shares	At Cost		
Balance, December 31, 2006	28,534	$285	$ 89,653	$(11,656)	$(254)	(4,713)	$ (9,912)	$ 68,116	$ 14,296
Net income (loss)	—	—	—	(6,724)	—	—	—	(6,724)	15,255
Unrealized loss on interest rate swaps	—	—	—	—	(196)	—	—	(196)	(17)
Total comprehensive income (loss)								(6,920)	15,238
Stock options exercised	761	8	2,693	—	—	(82)	(626)	2,075	—
Shares issued—employee stock purchase plan	37	—	163	—	—	—	—	163	—
Restricted stock activity	75	—	—	—	—	(48)	(153)	(153)	—
Stock-based compensation expense	—	—	2,602	—	—	—	—	2,602	—
Sale of warrants	—	—	14,000	—	—	—	—	14,000	—
Convertible note call options, net of $8,160 tax benefit	—	—	(15,840)	—	—	—	—	(15,840)	—
Adoption of ASC 470-20	—	—	13,462	—	—	—	—	13,462	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(15,032)
Other noncontrolling interests activity	—	—	—	—	—	—	—	—	522
Balance, December 31, 2007 (adjusted, Note 2)	29,407	293	106,733	(18,380)	(450)	(4,843)	(10,691)	77,505	15,024
Net income	—	—	—	7,218	—	—	—	7,218	16,380
Unrealized gain (loss) on interest rate swaps	—	—	—	—	232	—	—	232	(12)
Total comprehensive income								7,450	16,368
Stock options exercised	304	3	2,157	—	—	—	—	2,160	—
Shares issued—employee stock purchase plan	35	—	116	—	—	—	—	116	—
Restricted stock activity	—	—	—	—	—	(34)	(103)	(103)	—
Stock-based compensation expense	—	—	2,219	—	—	—	—	2,219	—
Repurchases of common stock	—	—	—	—	—	(1,909)	(6,871)	(6,871)	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(16,374)
Other noncontrolling interests activity	—	—	—	—	—	—	—	—	264
Balance, December 31, 2008 (adjusted, Note 2)	29,746	296	111,225	(11,162)	(218)	(6,786)	(17,665)	82,476	15,282
Net income	—	—	—	7,511	—	—	—	7,511	17,717
Unrealized gain on interest rate swaps	—	—	—	—	178	—	—	178	25
Total comprehensive income								7,689	17,742
Stock options exercised	218	2	83	—	—	—	—	85	—
Shares issued—employee stock purchase plan	51	1	96	—	—	—	—	97	—
Restricted stock activity	318	—	—	—	—	(39)	(152)	(152)	—
Stock-based compensation expense	—	—	2,067	—	—	—	—	2,067	—
Repurchases of common stock	—	—	—	—	—	(361)	(1,126)	(1,126)	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(18,531)
Other noncontrolling interests activity	—	—	(109)	—	—	—	—	(109)	491
Other	—	—	—	1	—	—	—	1	—
Balance, December 31, 2009	30,333	$299	$113,362	$ (3,650)	$ (40)	(7,186)	$(18,943)	$ 91,028	$ 14,984

The accompanying notes are an integral part of these consolidated financial statements.

NOVAMED, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Years Ended December 31,		
	2009	2008 (adjusted, Note 2)	2007 (adjusted, Note 2)
Cash flows from operating activities:			
Net income	$ 25,228	$ 23,598	$ 8,531
Adjustments to reconcile net income to net cash provided by operations			
Depreciation and amortization	5,885	4,318	4,013
Gain on sale of noncontrolling interests/divestitures	—	—	(79)
Loss of non-consolidated affiliate	—	—	67
Loss on investment in non-consolidated affiliate	—	—	1,041
Stock-based compensation expense	2,067	2,219	2,602
Amortization of subordinated debt fees	642	646	331
(Gain) loss on sale of ASC	—	(299)	1,648
Deferred income taxes	3,986	3,955	3,563
Non-cash subordinated debt interest	4,225	3,867	1,852
Goodwill and asset impairment charge	—	(34)	9,572
Changes in operating assets and liabilities, net of effects of purchase transactions:			
Accounts receivable	2,186	1,577	1,510
Inventory	(107)	267	(111)
Other current assets	44	(227)	29
Accounts payable, accrued expenses and income taxes payable	(461)	1,277	(1,534)
Other noncurrent assets	385	261	(11)
Net cash provided by operating activities	44,080	41,425	33,024
Cash flows from investing activities:			
Payments for acquisitions, net	(12)	(50,119)	(39,788)
Purchases of property and equipment	(3,698)	(4,896)	(2,461)
Proceeds from sale of noncontrolling interests	335	—	273
Proceeds from sale of property and equipment	18	96	—
Proceeds from sale of ASC	—	376	141
Other	(1,011)	(873)	—
Net cash used in investing activities	(4,368)	(55,416)	(41,835)
Cash flows from financing activities:			
Borrowings under revolving credit agreement	57,200	58,300	54,500
Payments under revolving credit agreement	(74,100)	(25,200)	(88,200)
Other long term borrowings	130	102	37
Proceeds from the issuance of convertible subordinated debt, net	—	—	62,375
ASC relocation borrowings	—	3,300	—
Distributions to noncontrolling interests	(18,531)	(16,374)	(15,032)
Proceeds from the issuance of stock, net of issuance costs	246	507	1,148
Repurchase of common stock	(1,126)	(6,719)	—
Payments of other debt, debt issuance fees and capital lease obligations	(4,522)	(1,432)	(2,378)
Net cash (used in) provided by financing activities	(40,703)	12,484	12,450
Net (decrease) increase in cash and cash equivalents	(991)	(1,507)	3,639
Cash and cash equivalents, beginning of year	4,875	6,382	2,743
Cash and cash equivalents, end of year	$ 3,884	$ 4,875	$ 6,382

The accompanying notes are an integral part of these consolidated financial statements.

(Dollars in thousands, except per share data)

1. GENERAL INFORMATION

Description of the Business

NovaMed, Inc. (NovaMed) along with its subsidiaries (collectively, the Company) is an owner and operator of ambulatory surgery centers (ASCs). The Company's primary focus and strategy is to acquire, develop and operate ASCs in joint ownership with physicians throughout the United States. At December 31, 2009, the Company owned and operated 37 ASCs where surgeons perform various surgical procedures. The Company owned a majority interest in 35 of its ASCs with physicians owning the remaining equity interests in these ASCs. The Company owns all of the equity interests in its other two ASCs.

The Company also owns and operates optical laboratories, an optical products purchasing organization and marketing products and services businesses.

The Company also continues to provide management services to two eye care practices pursuant to long-term service agreements. These practices are located in Illinois and Georgia. Under these service agreements, the Company provides business, information technology, administrative and financial services to its affiliated providers in exchange for a management fee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation and Principles of Consolidation

The consolidated financial statements include the financial statements of NovaMed and its wholly owned and majority owned subsidiaries. The Company uses the equity method of accounting for the ASCs in which it owns a noncontrolling interest. The Company consolidates two physician practice management (PPM) entities under the provisions included in Accounting Standards Codification (ASC) 810, *Consolidation*. All significant intercompany balances and transactions have been eliminated in consolidation. Prior year amounts have been reclassified to conform to current year presentation.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid instruments with an original maturity of three months or less from the date of purchase. Pursuant to six of its limited liability company agreements, the cash held by each entity is restricted to that entity's use. The cash balance subject to such restrictions was $2,562 and $3,100, at December 31, 2009 and 2008, respectively.

Inventory

Inventory consists primarily of surgical supplies used in connection with the operation of the Company's ASCs and optical products such as eyeglass frames, optical lenses and contact lenses. Inventory is valued at the lower of cost or market, with cost determined using the first-in, first-out (FIFO) method.

(Dollars in thousands, except per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company routinely reviews its inventory for obsolete, slow moving or otherwise impaired inventory and records estimated impairments in the periods in which they occur.

As of December 31,	2009	2008
Surgical supplies	$1,782	$1,577
Optical products	645	690
Other	52	88
Total inventory	$2,479	$2,355

Property and Equipment

Property and equipment are stated at lower of cost or fair value at the date of acquisition. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the related assets, generally three to seven years for equipment, computer software, furniture and fixtures, and up to the lease term for leasehold improvements. Routine maintenance and repairs are charged to expense as incurred.

Intangible Assets

The Company's acquisitions and affiliations involve the purchase of tangible and intangible assets and the assumption of certain liabilities. As part of the purchase price allocation, the Company allocates the purchase price to the tangible assets acquired and liabilities assumed, based on estimated fair market values, with the remainder of the purchase price allocated to intangibles. Goodwill is not amortized but is subject to an annual impairment assessment in relation to its fair value.

The Company's reported goodwill represents a significant portion of its total assets. The Company tests goodwill for impairment annually and when factors indicating impairment are present. Accounting standards require that goodwill be tested at the reporting unit level, defined as an operating segment or one level below an operating segment (referred to as a component). The fair value of the reporting unit is compared to its carrying amount, including goodwill, to determine if an impairment exists. The Company has one operating segment within its Surgical Facilities reportable segment. For impairment testing purposes, each of the Company's ASCs qualify as components of that operating segment. Because the ASCs have similar economic characteristics, the components are aggregated and deemed a single reporting unit. The Company has five other reporting units that are included within its Product Sales and Other reportable segments. These include its optical laboratory business, optical products purchasing organization, call center and marketing solutions business, optometric practice and ophthalmology practice. In conducting the impairment analysis, the Company utilizes market comparable and discounted cash flow approaches. Differences in assumptions used under these approaches could have a significant impact on the determination of the fair value of our reporting units. The Company currently believes it has adequate support for the carrying value of the goodwill based on assumptions used in the impairment analysis. However, the analysis requires significant judgments and estimates to be made by management. The Company cannot predict the occurrence of certain future events that might adversely affect the reported value of goodwill. The Company will continue to perform a goodwill impairment test on an

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

annual basis and on an interim basis if indicators of impairment exist. As additional information becomes known, the Company may change its estimates.

Impairment of Long-Lived Assets

The Company reviews the carrying value of the long-lived assets periodically to determine if facts and circumstances exist that would suggest that assets might be impaired or that the useful lives should be modified. Among the factors the Company considers in making the evaluation are changes in market position and profitability. If facts and circumstances are present which may indicate impairment is probable, the Company will prepare a projection of the undiscounted cash flows of the specific business entity and determine if the long-lived assets are recoverable based on these undiscounted cash flows. If impairment is indicated, an adjustment will be made to reduce the carrying amount of these assets to their fair value.

Income Taxes

The Company uses the liability method of accounting for income taxes. Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, using enacted tax rates in effect for the year in which the differences are expected to reverse as well as tax credit carryforwards. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Fair Value of Financial Instruments

The carrying value of financial instruments such as accounts receivable, notes and amounts due from related parties, accounts payable and accrued expenses are reasonable estimates of their fair value because of the short maturity of these items. The Company believes the current carrying amounts of its notes receivable from related parties, line of credit, and obligations under capital leases approximate fair value because the interest rates on these instruments are subject to change with, or approximate, market interest rates. The Company periodically enters into interest rate swap agreements to protect it against interest rate fluctuations of the LIBOR rate on certain of its debt. The fair value of the swaps is determined based on market interest rates for similar maturity periods and is discussed in Note 16. At December 31, 2009, the carrying value and fair value of the Company's convertible notes were $61,569 and $59,813, respectively.

Revenue Recognition

Surgical Facilities

Revenue in the Company's ASCs is based on fees charged to patients, third-party payors or others for use of the facilities and relates primarily to surgical procedures performed in the ASCs. Surgical facility revenue is net of contractual adjustments and a provision for doubtful accounts and is recognized at the time the surgical procedure is performed. The contractual allowance is the difference between the fee charged and the amount expected to be paid by the patient or the applicable third-party payor, which includes Medicare and private insurance. The Company bases its estimates for the contractual allowance on the Medicare reimbursement rates when Medicare is the payor, contracted rates with other third party

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

payors or historical experience when there is not a specific contracted rate. The estimate for doubtful accounts is based on the aging category and historical collection experience. Although the Company does not separately track contractual adjustments and provisions for doubtful accounts, management believes that the amounts related to bad debts are immaterial for all periods presented. While the Company believes that its contractual allowances are appropriate, if its actual contractual adjustments or bad debts differ from its estimates, the Company's results of operations may be affected. During the years ended December 31, 2009, 2008 and 2007, the Company had no significant adjustments to contractual allowances related to prior periods.

Product Sales and Other

The Company's optical products purchasing organization negotiates volume buying discounts with optical products manufacturers. The buying discounts and any handling charges billed to the members of the buying group represent the revenue recognized for financial reporting purposes. Revenue is recognized as orders are shipped to members. The Company bases its estimates for sales returns and discounts on historical experience and has not experienced significant fluctuations between estimated and actual return activity and discounts given.

The Company's optical laboratories manufacture and distribute corrective lenses and eyeglasses to both affiliated and non-affiliated ophthalmologists and optometrists. Revenue is recognized when product is shipped, net of an allowance for discounts. The Company's marketing products and services businesses recognize revenue when the product is shipped or service rendered.

Revenue generated from affiliated ophthalmologists and optometrists with whom the Company has a management services agreement is eliminated in consolidation.

The Company owns the net operating assets and has long-term service agreements (SAs) with an ophthalmology practice and an optometric practice with a retail optical store. The Company provides services, facilities and equipment under these SAs. The SAs have 25 to 40-year terms and require the Company to provide all of the business, administrative and financial services necessary to operate the practices and the retail optical store. The Company recognizes the revenue of the SAs based on services performed and retail sales adjusted for contractual arrangements. These practices are consolidated in the Company's financial statements and all intercompany transactions are eliminated.

The Company also records an estimate for doubtful accounts based on the aging category and historical collection experience of each product sales and other business described above.

Cost of Sales and Medical Supplies

Cost of sales and medical supplies includes the cost of optical products such as eyeglass frames, optical lenses, contact lenses and surgical supplies, direct labor costs incurred in the preparation of optical lenses, and the per procedure fees paid by the Company related to operating the equipment used in laser vision correction procedures.

(Dollars in thousands, except per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Based Compensation

The Company accounts for stock-based compensation applying the provisions of ASC 718, *Compensation—Stock Compensation*. ASC 718 applies to new awards and to awards that were outstanding as of December 31, 2005 that are subsequently vested, modified, repurchased or cancelled. Compensation expense recognized during 2009, 2008 and 2007 includes the portion vesting during the period for (1) all share-based payments granted prior to, but not yet vested as of December 31, 2005, based on the grant-date fair value estimated in accordance with the original provisions of the standard and (2) all share-based payments granted subsequent to December 31, 2005, based on the grant-date fair value estimated using the Black-Scholes option-pricing model.

Concentration of Credit Risk

For the years ended December 31, 2009, 2008 and 2007, approximately 34%, 35% and 35%, respectively, of the Company's net revenue was received from Medicare and other governmental programs, which reimburse providers based on fee schedules determined by the related governmental agency. In the ordinary course of business, providers receiving reimbursement from Medicare and other governmental programs are potentially subject to a review by regulatory agencies concerning the accuracy of billings and sufficiency of supporting documentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements:

In June 2009, the Financial Accounting Standards Board (FASB) issued FAS No. 168, *"The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting."* This standard represents the last numbered standard issued by the FASB under the old (pre-Codification) numbering system, and amends the GAAP hierarchy. On July 1, 2009, FASB launched FASB's new Codification (i.e. the Accounting Standards Codification (ASC)). The Codification supersedes existing GAAP for nongovernmental entities. The Company has revised its financial statement disclosures in compliance with the new codification system effective with its third quarter ended September 30, 2009.

Effective January 1, 2009, the Company adopted a new accounting standard included in ASC 470-20, *"Debt with Conversion and other Options"*, formerly FASB Staff Position APB 14-1, *"Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)."* ASC 470-20 applies to convertible debt instruments that may be settled in cash upon conversion, including partial cash settlement, when the conversion option does not need to be bifurcated and accounted for separately as a derivative instrument in accordance with other literature.

(Dollars in thousands, except per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ASC 470-20 requires that issuers of convertible debt instruments that, upon conversion, may be settled fully or partially in cash, must separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. Additionally, debt issuance costs are required to be allocated in proportion to the allocation of the liability and equity components and accounted for as debt issuance costs and equity issuance costs, respectively. ASC 470-20 requires retrospective application and, accordingly, the prior periods' financial statements included herein have been adjusted.

In accordance with the provisions of ASC 470-20, the Company determined that the fair value of its Convertible Notes (see Note 11) at issuance in 2007 was approximately $52,131, and designated the residual value of approximately $22,869 as the equity component. Additionally, the Company allocated approximately $1,825 of the $2,625 original Convertible Notes issuance cost as debt issuance cost and the remaining $800 as equity issuance cost.

The balances of the liability and equity components as of each period presented are as follows:

	December 31, 2009	December 31, 2008
Convertible subordinated debt	$ 75,000	$ 75,000
Unamortized debt discount	(12,522)	(16,907)
Unamortized debt issuance costs	(909)	(1,274)
Liability component—net carrying amount	$ 61,569	$ 56,819
Equity component, net of tax	$ 13,462	$ 13,462

The components of interest expense for 2009, 2008 and 2007 related to the Convertible Notes was recognized as follows:

	2009	2008	2007
Interest expense—coupon rate	$ 750	$ 750	$ 384
Pre-ASC 470-20 debt issuance cost amortization	525	525	268
Imputed interest expense per ASC 470-20	4,385	4,027	1,934
Debt issuance cost allocated to equity per ASC 470-20	(160)	(160)	(82)
Total interest expense on Convertible Notes	$5,500	$5,142	$2,504

(Dollars in thousands, except per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The following tables detail the retrospective application impact on previously reported amounts:

	2008(1)	2008 (as adjusted)	2007(1)	2007 (as adjusted)
Interest expense	$ 4,271	$ 8,138	$ 4,948	$ 6,800
Income before income taxes	$31,667	$27,800	$25,813	$23,961
Net income	$25,957	$23,598	$ 9,661	$ 8,531
Net income (loss) attributable to NovaMed, Inc.	$ 9,577	$ 7,218	$(5,594)	$(6,724)
Diluted earnings (loss) per common share	$ 0.38	$ 0.29	$ (0.22)	$ (0.27)

	2008(1)	2008 (as adjusted)
Convertible subordinated debt, net of debt discount	$73,168	$ 56,819
Deferred income tax liabilities	$ 2,500	$ 8,876
Additional paid-in-capital	$97,763	$111,225
Accumulated deficit	$(7,673)	$(11,162)
Total NovaMed, Inc. stockholders' equity	$72,503	$ 82,476
Total stockholders' equity	$87,785	$ 97,758

(1) Reflects previously reported amounts adjusted for the adoption of ASC 810 as described below.

Effective January 1, 2009, the Company adopted a new accounting standard included in ASC 810, *Consolidation*, formerly Statement of Financial Accounting Standards (SFAS) No. 160, *Noncontrolling Interests in Consolidated Financial Statements*. ASC 810 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the accounting for future ownership changes with respect to those subsidiaries. This standard defines a noncontrolling interest, previously called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. ASC 810 requires, among other items, that a noncontrolling interest be included in the consolidated balance sheet within equity separate from the parent's equity; consolidated net income to be reported at amounts inclusive of both the parent's and noncontrolling interest's shares and, separately, the amounts of consolidated net income attributable to the parent and noncontrolling interest all on the consolidated statements of operations; and if a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be measured at fair value and a gain or loss be recognized in net income based on such fair value. The Company applied the provisions of ASC 810 retrospectively. As a result, noncontrolling interests of $15,282 were reclassified from the mezzanine section to equity in the December 31, 2008 balance sheet. The adoption of ASC 810 also results in the cash flow impact of certain transactions with noncontrolling interests being classified within financing activities. Such treatment is consistent with the view that under ASC 810 certain transactions between the Company (or its subsidiaries) and noncontrolling interests are considered to be equity transactions. As a result, distributions to noncontrolling interests of $16,374 and $15,032 have been reclassified to the financing section of the Company's consolidated statement of cash flows for 2008 and 2007, respectively. Certain reclassifications

(Dollars in thousands, except per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

have been made to prior period amounts to conform to the presentation of the current period under ASC 810.

Effective January 1, 2009, the Company adopted a new accounting standard included in ASC 805, *Business Combinations*, formerly SFAS No. 141(R), *Business Combinations*. ASC 805 contains a number of major changes affecting the allocation of the value of acquired assets and liabilities including requiring an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being excess value over the net identifiable assets acquired. This standard also requires the fair value measurement of certain other assets and liabilities related to the acquisition such as contingencies and research and development. In addition, acquisition-related costs must be expensed as incurred. In April 2009, the FASB amended and clarified ASC 805 regarding the initial recognition and measurement, subsequent measurement, accounting and disclosure of assets and liabilities arising from contingencies in a business combination. The provisions of ASC 805 apply only to acquisition transactions completed in fiscal years beginning after December 15, 2008. The future impact of the adoption of this new accounting standard will be dependent on future acquisitions that the Company may pursue.

Effective January 1, 2009, the Company adopted a new accounting standard included in ASC 350, *Goodwill and Other*, formerly FASB Staff Position FAS 142-3, *Determination of the Useful Life of Intangible Assets* which amended previous guidance for determining the useful life of a recognized intangible asset and requires enhanced disclosures so that users of financial statements are able to assess the extent to which the expected future cash flows associated with the asset are affected by the Company's intent and/or ability to renew or extend the agreement. The adoption of this new accounting standard did not have a material impact on the Company's consolidated financial statements.

Effective January 1, 2009, the Company adopted a new accounting standard included in ASC 815, *Derivatives and Hedging*, formerly SFAS No. 161, *Disclosure About Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133*. ASC 815 requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. The adoption of this new accounting standard did not have a material impact on the Company's consolidated financial statements.

In June 2008, the FASB ratified guidance which provides that an entity should use a two-step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument's contingent exercise and settlement provisions. The Company adopted this guidance on January 1, 2009 which did not have an impact on the Company's consolidated results of operations or financial condition.

Effective January 1, 2009, the Company adopted a new accounting standard included in ASC 260, *Earnings Per Share*, formerly FASB Staff Position No. EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities*. This pronouncement establishes that unvested share-based payment awards that contain nonforfeitable rights to dividends are participating securities and shall be included in the computation of earnings per share under the two-class method. The adoption of this new accounting standard did not have a material effect on the Company's consolidated financial statements.

(Dollars in thousands, except per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Effective January 1, 2009, the Company adopted a new accounting standard included in ASC 820, *Fair Value Measurements and Disclosures*, formerly FASB Staff Position No. 157-2, *Effective Date of FASB Statement No. 157*, with the exception of a one-year deferral of implementation for non-financial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The significant categories of assets and liabilities included in the Company's deferred implementation of ASC 820, are non-financial assets and liabilities initially measured at fair value in a business combination and impairment assessments of long-lived assets, goodwill and intangible assets. The adoption of this new accounting standard did not have a material impact on the Company's consolidated financial statements.

In May 2009, the Company adopted a new accounting standard included in ASC 855, *Subsequent Events*, formerly SFAS No. 165, *Subsequent Events.* This standard sets forth: 1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; 2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and 3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This standard is effective for interim and annual periods ending after June 15, 2009. The Company adopted this standard for the quarter ended June 30, 2009. This standard did not impact the consolidated financial results. The Company assessed events subsequent to December 31, 2009 for potential recognition and disclosure in the consolidated financial statements. No events have occurred that would require adjustment to or disclosure in the consolidated financial statements.

Effective June 30, 2009, the Company adopted a new accounting standard included in ASC 820, *Fair Value Measurements and Disclosures*, formerly FASB Staff Position No. 157-4, "*Determining Fair Value When The Volume and Level of Activity For The Asset or Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly,* which provides additional guidance for estimating fair value in accordance with ASC 820 when the volume and level of activity for the asset or liability have significantly decreased. This accounting standard also includes guidance on identifying circumstances that indicate a transaction is not orderly. This standard did not have a material impact on the Company's results of operations or financial condition.

In August 2009, the FASB issued Accounting Standards Update ("ASU")No. 2009-05, *Fair Value Measurements and Disclosures* (Topic 820)—Measuring Liabilities at Fair Value, which provides guidance on how to measure liabilities at fair value in circumstance in which a quoted price in an active market for the identical liability is not available. This update is effective for the first reporting period, including interim periods, beginning after issuance. The Company has no liabilities that are governed by this update but will apply its provisions in the future as applicable.

Effective June 30, 2009, the Company adopted a new accounting standard included in ASC 820, formerly FASB Staff Position No. FAS 107-1 and APB 28-1, *Interim Disclosures about Fair Value of Financial Instruments*, which requires disclosures about fair value of financial instruments for interim reporting periods as well as in annual financial statements. This standard did not have a material impact on the Company's results of operations or financial condition.

(Dollars in thousands, except per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Pronouncements:

In October 2009, the FASB issued ASU No. 2009-13, *Revenue Recognition* (Topic 605),—*Multiple-Deliverable Revenue Arrangements*, which establishes a hierarchy for determining the selling price of a deliverable and provides guidance on determining a best estimate of selling price. ASU No. 2009-13 provides accounting principles and application guidance on whether multiple deliverables exist, how these arrangements should be separated, and the consideration allocated. This guidance eliminates the requirement to establish the fair value of undelivered products and services and instead provides for separate revenue recognition based upon management's estimate of the selling price for an undelivered item when there is no other means to determine the fair value of that undelivered item. ASU No. 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company is assessing the potential impact of adoption of this standard.

In October 2009, the FASB issued ASU No. 2009-17, *Consolidations: Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities*. It requires reporting entities to evaluate former qualifying special purpose entities for consolidation, changes the approach to determining a VIE's primary beneficiary from a quantitative assessment to a qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE. It also clarifies, but does not significantly change, the characteristics that identify a VIE. This ASU also requires additional year-end and interim disclosures and is effective for fiscal years commencing after November 15, 2009. The Company is assessing the potential impact of adoption of this standard.

3. EARNINGS PER COMMON SHARE (EPS)

Basic EPS is calculated by dividing net income attributable to NovaMed, Inc. by the weighted average number of common shares outstanding during the period. Diluted EPS is calculated by dividing net income attributable to NovaMed, Inc. by the weighted average number of common shares, including the dilutive effect of potential common share equivalents outstanding during the period. The dilutive effect of potential common share equivalents, consisting of outstanding stock options and restricted stock, is calculated using the treasury stock method.

3. EARNINGS PER COMMON SHARE (EPS) (Continued)

Earnings per common share is calculated as follows:

	Year Ended December 31,		
	2009	2008	2007
	(shares in thousands)		
Amounts attributable to NovaMed, Inc.:			
Income from continuing operations	$ 7,511	$ 6,966	$ 4,802
Income (loss) from discontinued operations	—	252	(11,526)
Net income (loss) attributable to NovaMed, Inc.	$ 7,511	$ 7,218	$ (6,724)
Basic weighted average number of common shares outstanding	22,679	24,295	24,117
Effect of dilutive securities—stock options and restricted stock	638	601	1,034
Diluted weighted average number of shares outstanding	23,317	24,896	25,151
Basic earnings (loss) per common share:			
Continuing operations	$ 0.33	$ 0.29	$ 0.20
Discontinued operations	—	0.01	(0.48)
Basic earnings (loss) per share	$ 0.33	$ 0.30	$ (0.28)
Diluted earnings (loss) per common share:			
Continuing operations	$ 0.32	$ 0.28	$ 0.19
Discontinued operations	—	0.01	(0.46)
Diluted earnings (loss) per share	$ 0.32	$ 0.29	$ (0.27)

Stock options to purchase approximately 2,426,000 2,474,000 and 2,048,000 shares of common stock as of December 31, 2009, 2008 and 2007, respectively, were outstanding but not included in the computation of diluted earnings per common share because the effect on diluted earnings per share would be anti-dilutive. The Company also excluded the potential shares underlying its Convertible Notes and related warrants because the Company's stock price was lower than the conversion price (See Note 11).

(Dollars in thousands, except per share data)

4. STATEMENT OF CASH FLOWS—SUPPLEMENTAL INFORMATION

	Years ended December 31,		
	2009	2008	2007
Supplemental cash flow information:			
Interest paid	$3,837	$3,188	$4,904
Income taxes paid	774	385	633
Income tax refunds received	—	126	—

Non-cash investing and financing activities:

During the first quarter of 2007, a former senior executive exercised stock options to acquire 287,199 shares of common stock. Per the terms of the stock option agreements and the Company's stock incentive plans, the former executive tendered to the Company 82,006 shares of the Company's common stock to fund the $626 aggregate exercise price. The Company added these tendered shares into treasury resulting in an increase in treasury stock of $626. These shares are available for future issuance under the Company's stock incentive plans.

During 2009, 2008 and 2007, the Company received 39,063, 34,079 and 47,416 shares of its common stock from certain executives to fund $152, $103 and $153 of tax withholding, respectively, due on restricted stock granted to them, which vested during the year. These were recorded as treasury shares and certain of these shares are available for future issuance under the Company's stock incentive plans.

In 2008 and 2007, the Company obtained medical equipment by entering into capital leases for $1,070 and $294, respectively.

5. ACQUISITIONS AND SALES OF NONCONTROLLING INTERESTS

The Company accounts for acquisitions of majority equity interests in ASCs using the purchase method of accounting. The results of operations of the acquired ASC are included in the consolidated financial statements of the Company from the date of acquisition.

The Company did not make any acquisitions during 2009. The Company acquired a majority interest in three ASCs in 2008. The Company also acquired a 100% interest in a call center and marketing solutions business in 2008. The Company acquired a majority interest in two ASCs in 2007. The Company also acquired a 100% interest in an optical products purchasing organization in 2007. Total cash acquisition cost in 2008 for these ASCs and call center and marketing solutions business was $49,427 of which the Company allocated $48,017 to goodwill and $1,191 to amortizable intangible assets. Total cash acquisition cost in 2007 for these ASCs and optical products purchasing organization was $39,600 of which the Company allocated $35,942 to goodwill and $2,860 to amortizable intangible assets. The goodwill is not amortized in accordance with ASC 350 and is expected to be fully deductible for tax purposes.

On June 1, 2007, the Company acquired a 62.5% interest in the Surgery Center of Kalamazoo ("Kalamazoo"), a multi-specialty ASC located in Portage, Michigan, for $24,600, of which the Company allocated $24,662 to goodwill. In addition to the purchase price, the Company paid $86 of direct acquisition costs. The acquisition was funded from the Company's credit facility. The purchase price for the 62.5% ownership interest in Kalamazoo was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The excess of the

(Dollars in thousands, except per share data)

5. ACQUISITIONS AND SALES OF NONCONTROLLING INTERESTS (Continued)

purchase price over the estimated fair value of the identifiable net assets acquired was recorded as goodwill. The following table summarizes the purchase price allocation:

Fair value of current assets	$ 1,084
Fair value of long-term assets	1,067
Fair value of current liabilities	(614)
Fair value of long-term liabilities	(1,489)
Minority partner share of net assets	(24)
Goodwill	24,662
Total purchase price	$24,686

The following unaudited pro forma results of operations assume that the business acquisitions in 2008 and 2007 occurred as of January 1, 2007. There were no business acquisitions during 2009. The unaudited pro forma results below are based on historical results of operations and do not necessarily reflect actual results that would have occurred:

	Year ended December 31,	
Pro forma results	**2008**	**2007**
Net revenue	$159,854	$156,350
Operating income	44,391	43,899
Income from continuing operations attributable to NovaMed, Inc.	8,474	7,160
Net income (loss) attributable to NovaMed, Inc.	8,726	(4,366)
Earnings per common share from continuing operations attributable to NovaMed, Inc.:		
Basic	0.35	0.30
Diluted	0.34	0.28
Earnings (loss) per common share attributable to NovaMed, Inc.:		
Basic	0.36	(0.18)
Diluted	0.35	(0.17)

The Company sold noncontrolling equity interests in two of its existing ASCs during 2009 and two of its existing ASCs during 2007 to various physicians. From the sale of noncontrolling interests, the Company received in the aggregate approximately $335 and $273 in cash proceeds in 2009 and 2007, respectively. One of the 2009 transactions above involved the simultaneous purchase and sale of noncontrolling equity interests that resulted in net cash proceeds of $45. During 2009, the Company purchased noncontrolling equity interests in three of its existing ASCs for $268.

(Dollars in thousands, except per share data)

6. PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31, 2009 and 2008:

	2009	2008
Equipment	$ 25,504	$ 25,090
Information technology	3,857	3,698
Furniture and fixtures	1,437	1,375
Land and buildings	286	286
Leasehold improvements	15,987	15,703
	47,071	46,152
Less—Accumulated depreciation and amortization	(28,357)	(25,626)
	$ 18,714	$ 20,526

Depreciation and amortization expense in 2009, 2008 and 2007 was $5,885, $4,311 and $3,635, respectively.

7. GOODWILL AND OTHER INTANGIBLE ASSETS

The Company accounts for intangible assets in accordance with ASC 350. The carrying value of these assets is assessed at least annually and an impairment charge is recorded if appropriate.

Goodwill balances by reportable segment are summarized in the table below:

	Unamortized Goodwill				
	Surgical Facilities	Product Sales	Other	Total	Amortized Intangibles
Balance January 1, 2007	$113,364	$ 5,475	$941	$119,780	$ 48
Acquisitions	32,019	4,682	—	36,701	1,750
Purchase price adjustments	(154)	—	—	(154)	—
Impairments	(10,537)	—	—	(10,537)	—
Amortization	—	—	—	—	(30)
Balance December 31, 2007	134,692	10,157	941	145,790	1,768
Acquisitions	47,329	688	—	48,017	1,266
Purchase price adjustments	1,650	351	—	2,001	—
Amortization	—	—	—	—	(293)
Other	(135)	(1,110)	—	(1,245)	1,110
Balance December 31, 2008	183,536	10,086	941	194,563	3,851
Purchase price adjustments	(606)	—	—	(606)	—
Amortization	—	—	—	—	(352)
Balance December 31, 2009	$182,930	$10,086	$941	$193,957	$3,499

Estimated amortization of intangible assets for the five years and thereafter subsequent to December 31, 2009 is $358, $322, $298, $278, $245 and $1,998.

(Dollars in thousands, except per share data)

8. ACCRUED EXPENSES

Accrued expenses consist of the following as of December 31, 2009 and 2008:

	2009	2008
Accrued payroll and related benefits	$1,377	$2,307
Accrued incentive compensation	2,048	1,355
Accrued interest	140	417
Deferred revenue	519	567
Deferred rent	615	509
Accrued professional fees	421	410
Accrued business taxes	239	331
ASC purchase price contingency	—	743
Other	129	67
	$5,488	$6,706

9. DISCONTINUED OPERATIONS

As of January 1, 2002, the Company reports as discontinued operations certain entities that have been disposed of or are classified as held for sale. An entity held for sale that qualifies as a discontinued operation is measured at the lower of its carrying amount or fair value less cost to sell. A loss is recognized for any initial or subsequent write-down to fair value less cost to sell and is reported within discontinued operations. The results of operations of current and prior periods of an entity disposed of or classified as held for sale is reported in discontinued operations.

On December 12, 2007, the Board of Directors of the Company approved a plan to close or sell three majority owned ASCs located in Columbus, Georgia; Laredo, Texas and Thibodaux, Louisiana. Prior to reporting these ASCs as discontinued operations, they represented approximately 2% of the Company's consolidated net revenue and a net loss of approximately $0.01 per diluted share in 2007. The Board determined to close or sell the Columbus, Georgia and Laredo, Texas ASCs due to their continued unprofitability. The Thibodaux, Louisiana ASC only had one surgeon who was planning to retire shortly. The decision to close or sell this ASC was based on the ASC's competitive position in the market, limited growth potential, and the lack of a succession plan for the surgeon in this rural area.

Subsequent to the decision to sell or close the ASCs above, the Company completed the sale of the Columbus, Georgia ASC. The Company received net sale proceeds of $141 and recorded a net loss on sale of the ASC of $1,648 during the fourth quarter of 2007.

During the fourth quarter of 2007, the Company recorded a net loss on the pending divestiture of the Laredo, Texas ASC of $8,092. The net loss primarily related to the write down of the carrying value of net assets to the Company's estimate of fair market value less costs to sell the ASC. In August 2008, the ASC, of which the Company owned a 96% interest, sold substantially all of it assets for $156. As a result, the Company adjusted its previously recorded loss on the sale of the ASC and recorded a pre-tax gain of $243 in the third quarter of 2008.

During the fourth quarter of 2007, the Company recorded a net loss on the pending divestiture of the Thibodaux, Louisiana ASC of $1,480. The net loss primarily related to the write down of the carrying value

(Dollars in thousands, except per share data)

9. DISCONTINUED OPERATIONS (Continued)

of net assets to the Company's estimate of fair market value less costs to sell the ASC. In February 2008, the Company completed the sale of its 70% interest in the ASC and received proceeds of $226. As a result, the Company adjusted its previously recorded loss on the sale of the ASC and recorded a pre-tax gain of $61 in the first quarter of 2008.

In addition to recording the net loss on disposal of the ASCs described above, the Company reported the results of operations of these ASCs within discontinued operations for all periods presented within the Consolidated Statements of Operations and has excluded amounts related to these ASCs from amounts reflected in footnotes that disclose information about continuing operations.

The operating results of all discontinued operations are summarized as follows:

	Year ended December 31,		
	2009	2008	2007
Net revenue	$—	$ 148	$ 2,456
Operating expense	—	290	3,289
Interest and other (income) expense, net	—	7	(331)
Loss from operations before income taxes	—	(149)	(502)
Income tax benefit	—	(58)	(196)
Net loss	$—	$ (91)	$ (306)
Gain (loss) on disposal of discontinued operations	$—	$ 343	$(11,042)
Income tax expense	—	—	178
Net gain (loss) on disposal of discontinued operations	$—	$ 343	$(11,220)

10. INCOME TAXES

The Company and some of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for years before 2006.

In 2007, the Company recognized a liability for unrecognized tax benefits of approximately $416. No adjustment was made to the beginning retained earnings balance, as the ultimate deductibility of all these tax positions was judged to be highly certain but there is uncertainty about the timing of such deductibility. No interest or penalties have been accrued relative to these positions due to the Company having either a tax loss or having utilized a net operating loss carryforward to offset any taxable income in all subject years. Deferred tax assets have been recorded to recognize the future benefits of the positions reserved for in the liability. Because of the impact of deferred income tax accounting, the temporary differences would not affect the annual effective tax rate.

Should the Company need to accrue interest or penalties on unrecognized tax positions, it would recognize the interest in interest expense and penalties in operating expenses.

(Dollars in thousands, except per share data)

10. INCOME TAXES (Continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2009	2008	2007
Unrecognized tax benefits—Beginning Balance	$365	$435	$416
Gross increases—tax positions in prior period	—	—	—
Gross decreases—tax positions in prior period	—	—	—
Gross increases—current period tax positions	—	—	99
Settlements	(45)	(70)	(80)
Lapse of statute of limitations	—	—	—
Unrecognized tax benefits—Ending Balance	$320	$365	$435

The income tax provision from continuing operations consists of the following for the years ended December 31, 2009, 2008 and 2007:

	2009	2008 (1)	2007 (1)
Current			
Federal	$ (58)	$ 74	$ —
State	411	366	323
	353	440	323
Deferred			
Federal	3,566	3,625	(5,125)
State	420	209	335
Deferred tax provision (benefit)	3,986	3,834	(4,790)
Less: discontinued operations tax benefit	—	59	18
	3,986	3,893	(4,772)
Other			
Tax benefit of convertible note hedge payment and stock-based compensation recorded as additional paid-in-capital	463	121	8,353
	$4,802	$4,454	$ 3,904

A reconciliation of income tax expense from continuing operations and the amount calculated using the U.S. statutory rate of 34% is presented as follows:

	2009	2008	2007
Tax expense attributable to NovaMed, Inc. at U.S. statutory rate	34.0%	34.0%	34.0%
State taxes attributable to NovaMed, Inc., net	4.7	3.8	4.4
Valuation allowance	—	—	3.9
Other	0.3	1.2	1.5
Provision for income taxes attributable to NovaMed, Inc.	39.0%	39.0%	43.8%

(Dollars in thousands, except per share data)

10. INCOME TAXES (Continued)

At December 31, 2009, the Company had federal net operating loss carryforwards of approximately $5,674 and $707 of federal alternative minimum tax credit carryforwards. The federal net operating loss carryforwards expire in 2026 and 2027 and the federal alternative minimum tax credits carry forward indefinitely. The Company also has capital loss carryforwards of approximately $11,521, net of a $11,121 valuation reserve, that expire starting in 2013. Due to the reporting requirements of ASC 718, the asset related to the net operating loss carryforward is not recorded on the Company's balance sheet because the loss was created by the tax benefits of stock option exercises and under the new accounting rules cannot be recognized for book purposes until the benefit has been realized by actually reducing taxes payable.

Deferred tax assets (liabilities) are comprised of the following at December 31, 2009 and 2008:

	2009	2008 (1)
Deferred tax assets		
Discontinued operations and restructuring	$ 6,039	$ 6,039
Goodwill impairment charges	1,613	1,613
Capital loss carryforward	4,378	2,682
Loss on investment on nonconsolidated affiliate	396	396
Deferred revenue	197	215
Convertible note hedge payment	4,080	5,712
AMT credit	269	327
Discount on conversion of notes	83	107
Compensation expense related to stock options	2,454	1,946
Receivable and inventory reserves	387	420
Compensation expense	146	104
Other	442	545
	20,484	20,106
Valuation allowance	(10,079)	(8,383)
Total deferred tax assets	10,405	11,723
Deferred tax liabilities		
Depreciation and amortization	(16,666)	(11,690)
Prepaid expenses	(403)	(379)
ASC 470-20 convertible debt discount amortization	(4,729)	(6,376)
Total deferred tax liabilities	(21,798)	(18,445)
Net deferred tax assets (liabilities)	$(11,393)	$ (6,722)

(1) Previously reported amounts adjusted for the adoption of ASC 470-20.

The Company recorded a valuation allowance on a portion of the losses on the sale of discontinued operations which are capital in nature, and on a portion of the stock options not expected to be exercised.

(Dollars in thousands, except per share data)

11. LONG-TERM DEBT AND CONVERTIBLE SENIOR SUBORDINATED NOTES

Long-term debt consists of the following as of December 31, 2009 and 2008:

	2009	2008
Credit facility	$40,200	$57,100
Capital lease obligations (see Note 12)	925	1,265
Notes payable	9,805	12,664
Less—Current maturities	(8,217)	(3,282)
Total long-term debt	$42,713	$67,747
Convertible subordinated debt, net of discount (1)	$61,569	$56,819

(1) 2008 reflects previously reported amounts adjusted for the adoption of ASC 470-20 as described in Note 2.

Cash payments required on debt in the five years subsequent to December 31, 2009 and thereafter are reflected in the table below:

2010	$ 8,801
2011	39,493
2012	76,620
2013	1,144
2014	608
Thereafter	570
Total cash payments	$127,236
Less: interest on capital leases and notes payable	(1,306)
Less: unamortized convertible debt discount/remaining imputed interest	(13,431)
Total debt	$112,499

Credit Facility

Effective August 31, 2009, the Company amended its credit facility, decreasing the maximum commitment available under the facility from $125,000 to $80,000, consisting of a $50,000 revolving credit facility and a $30,000 term loan facility. The expiration date of the credit facility was extended to December 15, 2011, however, if the Company has repaid or refinanced its Convertible Notes prior to this date, the expiration date will be extended to August 31, 2012. The maximum commitment available under the revolving credit facility is $50,000 or the maximum allowed under the calculated ratio limitations. The $30,000 term loan facility requires quarterly repayments of $1,000 commencing December 31, 2009, increasing to $1,250 and $1,500 commencing December 31, 2010 and December 31, 2011, respectively. The amended credit agreement also includes an option allowing the Company to increase the maximum commitment available under the revolving credit facility to $95,000 under certain conditions. At December 31, 2009, the Company had approximately $38,000 of potential borrowing availability under its revolving credit facility. Interest on borrowings under the facility is payable at an annual rate equal to the Company's lender's published base rate plus the applicable borrowing margin ranging from 0.75% to 3.00% or LIBOR plus a range from 2.75% to 5.00%, varying depending upon the calculated ratios and the

(Dollars in thousands, except per share data)

11. LONG-TERM DEBT AND CONVERTIBLE SENIOR SUBORDINATED NOTES (Continued)

Company's ability to meet other financial covenants. In addition, a fee ranging from 0.25% to 0.50% is charged on the unused portion of the revolver commitment. The maximum borrowing availability and applicable interest rates under the credit facility are calculated based on a ratio of total indebtedness to earnings before interest, taxes, depreciation and amortization, all as more fully defined in the Company's credit agreement. The credit agreement continues to contain customary covenants that include limitations on indebtedness, liens, capital expenditures, acquisitions, investments and share repurchases, as well as restrictions on the payment of dividends; however, many of these limitations were changed by the amendment. Under the terms of the credit agreement, the Company was subject to a maximum total leverage ratio of 5.00 times initially, which decreased to 4.75 times for the quarter ending December 31, 2009 and will further decrease to 4.25 times for the quarter ending December 31, 2010 and 4.00 times for the quarter ending December 31, 2011 and thereafter. The Company was also subject to a maximum senior leverage ratio of 2.50 times initially, which decreased to 2.25 times for the quarter ending December 31, 2010 and thereafter. The Company is required to obtain the consent of its lenders for any acquisition exceeding $25,000 individually and $40,000 for all acquisitions consummated during the term of the credit agreement. The credit facility is collateralized by certain assets of the Company.

At December 31, 2009, the Company had $11,200 of borrowings outstanding under its revolving credit facility and $29,000 of borrowings under its term loan facility with a weighted average interest rate of 4.8%, and was in compliance with all of its credit agreement covenants. The weighted average interest rate on credit line borrowings during 2009 and 2008 was 3.7% and 7.1%, respectively. In addition, the Company paid a fee ranging from 0.25% to 0.50% on the unused portion of the commitment.

During 2006, the Company entered into two interest rate swap agreements related to its revolving credit facility. The interest rate swaps protected the Company against certain interest rate fluctuations of the LIBOR rate on $24,000 of the Company's variable rate debt under the credit facility. The date of the first interest rate swap was April 12, 2006 and it expired on April 19, 2009. This interest rate swap effectively fixed the Company's LIBOR rate on $12,000 of variable rate debt at a rate of 5.34%. The date of the second interest rate swap was June 28, 2006 and it expired on September 30, 2008. The Company has recognized the fair value of these interest rate swaps as a liability of approximately $127 at December 31, 2008 (both swaps expired prior to December 31, 2009).

During 2008, the Company's Orlando (formerly Altamonte Springs), Florida ASC, of which it owns a 70% interest, entered into a $3,300 installment note which matures on December 31, 2015. Interest is payable on the outstanding principal balance at the lender's one month LIBOR rate, designated or published on the first day of each month, plus 2.5%. This note financed the cost of relocating this ASC from Altamonte Springs, Florida to Orlando, Florida, which was completed in January 2009. As of December 31, 2009, there was $2,829 outstanding under this note.

Effective August 1, 2006, NovaMed Eye Surgery Center of New Albany, LLC ("New Albany ASC"), of which the Company owns a 67.5% majority interest, entered into a $4,000 installment note which matures on August 1, 2013. Interest is payable at the lender's one month LIBOR rate, designated or published on the first of each month, plus 2.0%. The New Albany ASC entered into a five-year interest rate swap agreement that effectively fixes the LIBOR rate on this debt at 5.51%. The New Albany ASC has recognized the fair value of this interest rate swap as a long-term liability of approximately $59 and $136 at December 31, 2009 and 2008, respectively. Annual principal payments of the note for the five years commencing with 2010 are $562, $606, $653, $458, and $0.

(Dollars in thousands, except per share data)

11. LONG-TERM DEBT AND CONVERTIBLE SENIOR SUBORDINATED NOTES (Continued)

The fair value of the interest rate swaps is determined based on market interest rates for similar maturity periods. Payments or receipts of cash under the interest rate swaps are shown as a part of operating cash flow, consistent with the interest expense incurred pursuant to the credit facility and the installment note.

The remaining long-term debt consists of various capital lease and note obligations with interest rate ranges from 2.3% to 8.6%, due through 2015.

At December 31, 2009, the Company had outstanding letters of credit issued to two of its optical products buying group vendors in the amounts of $630 and $203 that expire on March 31, 2010 and September 30, 2010, respectively. The outstanding letters of credit reduce the amount available under the credit facility.

Convertible Senior Subordinated Notes

In June 2007, the Company issued $75,000 aggregate principal amount of 1.0% convertible senior subordinated notes due June 15, 2012 (the Convertible Notes). Proceeds from the Convertible Notes were used to pay down $62,375 of outstanding indebtedness on the Company's revolving credit facility and to fund the $10,000 net cost of the convertible note hedge and warrant transactions described below. Interest on the Convertible Notes is payable semi-annually in arrears on June 15 and December 15 of each year, commencing December 15, 2007. The Convertible Notes rank subordinate to the Company's senior debt and rank pari passu or senior to all of the Company's other subordinated indebtedness. The Convertible Notes are convertible into shares of the Company's common stock at an initial conversion price of $6.371 per share, or approximately 156.9612 shares per $1,000 principal amount of Convertible Notes. At December 31, 2009, the Company had $61,569 in convertible subordinated debt outstanding, net of debt discount. As of December 31, 2009, the fair value of the $75,000 Convertible Notes was approximately $59,813, based on the level 2 valuation hierarchy under ASC 820 (formerly SFAS No. 157). The Convertible Notes include a net-share settlement feature that requires the Company to settle conversion of the notes in cash up to the notes' principal amount and settle any excess of the Convertible Notes' conversion value above their principal amount by delivering shares of the Company's stock, cash, or a combination of cash and common stock, at the Company's option. The conversion value of the Convertible Notes is equal to the market price of the Company's common stock times the conversion rate of approximately 156.9612 shares per $1,000 principal amount of Convertible Notes. A market price that exceeds the conversion price of $6.371 at the time of settlement results in excess conversion value above the original principal amount of $1,000. As a result of the net-share settlement feature, the Company will be able to substantially reduce the number of shares of common stock issuable in the event of the conversion of the Convertible Notes by repaying principal in cash instead of issuing shares of common stock for that amount. Additionally, the Company is not required to include the underlying shares of common stock in the calculation of the Company's diluted weighted average shares outstanding for earnings per share until the Company's common stock price exceeds $6.371. Effective January 1, 2009, the Company adopted a new accounting standard included in ASC 470-20 (formerly FSP APB 14-1). ASC 470-20 applies to convertible debt instruments that may be settled in cash upon conversion, including partial cash settlement, when the conversion option does not need to be bifurcated and accounted for separately as a derivative instrument in accordance with ASC 815 (formerly FAS 133). ASC 470-20 requires that issuers of convertible debt instruments that, upon conversion, may be settled fully or partially in cash,

(Dollars in thousands, except per share data)

11. LONG-TERM DEBT AND CONVERTIBLE SENIOR SUBORDINATED NOTES (Continued)

must separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. Additionally, debt issuance costs are required to be allocated in proportion to the allocation of the liability and equity components and accounted for as debt issuance costs and equity issuance costs, respectively. ASC 470-20 requires retrospective application and, accordingly, the prior periods' financial statements included herein have been adjusted. In accordance with the provisions of ASC 470-20, the Company determined that the fair value of its Convertible Notes at issuance in 2007 was approximately $52,131, and the Company designated the residual value of approximately $22,869 as the equity component. Additionally, the Company allocated approximately $1,825 of the $2,625 original Convertible Notes issuance cost as debt issuance cost and the remaining $800 as equity issuance cost. The adoption of ASC 470-20 added approximately $4,225, $3,867 and $1,852 of non-cash interest expense to its 2009, 2008 and 2007 results of operations, respectively. This resulted in a reduction to net income of approximately $2,577 ($0.11 per diluted share), $2,359 ($0.10 per diluted share) and $1,130 ($0.04 per diluted share) in 2009, 2008 and 2007, respectively. The adoption of ASC 470-20 will add approximately $4,614 of non-cash interest expense to the Company's 2010 results of operations and will reduce net income by approximately $2,815 ($0.12 per diluted share). The adoption of ASC 470-20 does not have an impact on the Company's cash flows.

The aggregate underwriting discount with respect to the issuance of the Convertible Notes was $2,625, of which $1,825 has been recorded as debt discount on the Company's consolidated balance sheet and is being amortized using the effective interest rate method over the term of the Convertible Notes.

The Convertible Notes also contain a restricted convertibility feature that does not affect the conversion price of the Convertible Notes but, instead, places restrictions on a holder's ability to convert their Convertible Notes into shares of the Company's common stock. A holder may convert the Convertible Notes prior to December 15, 2011 only if one or more of the following conditions are satisfied:

- during any calendar quarter commencing after the date of original issuance of the Convertible Notes, if the closing sale price of the Company's common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter preceding the quarter in which the conversion occurs is more than 120% of the conversion price of the Convertible Notes in effect on the last trading day;
- during the ten consecutive trading-day period following any five consecutive trading-day period in which the trading price for the Convertible Notes for each such trading day was less than 97% of the closing sale price of the Company's common stock on such date multiplied by the then current conversion rate;
- the Company makes certain significant distributions to holders of the Company's common stock;
- the Company enters into specified corporate transactions; or
- the Company's common stock ceases to be approved for listing on the NASDAQ Global Select Market and is not listed for trading on another U.S. national securities exchange.

Holders may also surrender their Convertible Notes for conversion after December 15, 2011 at any time prior to the close of business on the business day immediately prior to the stated maturity date regardless of whether any of the foregoing conditions have been satisfied. Upon the satisfaction of any of the foregoing conditions as of the last day of a reporting period, or during the twelve months prior to the

(Dollars in thousands, except per share data)

11. LONG-TERM DEBT AND CONVERTIBLE SENIOR SUBORDINATED NOTES (Continued)

stated maturity date, the Company would write off to expense all remaining unamortized debt issuance costs and discount in that period.

If the Convertible Notes are converted in connection with certain fundamental changes that occur prior to December 15, 2011, the Company may be obligated to issue additional shares upon conversion as a make-whole premium with respect to the Convertible Notes. The terms of the Convertible Notes require the Company to purchase the Convertible Notes for cash in the event of a fundamental change, such as a change in control of the Company.

Concurrent with the sale of the Convertible Notes, the Company entered into a convertible note hedge transaction with respect to the Company's common stock (the "purchased call option") with Deutsche Bank AG London (the "counterparty"), an affiliate of the underwriter. The purchased call options cover an aggregate of approximately 11,772,000 shares of the Company's common stock at a strike price of $6.371 per share. The cost of the call options totaled $24,000. The Company also sold warrants to the counterparty to purchase from the Company an aggregate of approximately 11,772,000 shares of the Company's common stock at an exercise price of $8.31 per share. The Company received proceeds from the sale of these warrants of $14,000. Taken together, the call option and warrant agreements have the effect of increasing the effective conversion price of the Convertible Notes to $8.31 per share. The call options and warrants must be settled in net shares, except in connection with certain termination events, in which case they would be settled in cash based on the fair market value of the instruments. On the date of settlement, if the market price per share of the Company's common stock is above $8.31 per share, the Company will be required to deliver shares of its common stock representing the value of the warrants in excess of $8.31 per share.

The warrants have a strike price of $8.31 and are generally exercisable at anytime. The Company issued and sold the warrants in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, because the offer and sale did not involve a public offering. There were no underwriting commissions or discounts in connection with the sale of the warrants.

In accordance with the provisions of ASC 480, *Distinguishing Liabilities from Equity,* the Company recorded the call options as a reduction and the warrants as an increase in additional paid in capital, and will not recognize subsequent changes in fair value of the call options and warrants in its consolidated financial statements. For income tax purposes, the Company has elected to apply the Integration Regulations under Treas. Reg. 1.275-6 to treat the Convertible Notes and the associated call options as synthetic debt instruments and is accordingly deducting the option premium paid for the call options as original issue discount over the five-year term. A deferred tax asset of $8,160 was initially recorded to reflect the future cash benefit of the deduction over the term of the Convertible Notes. Also, pursuant to Internal Revenue Code Section 1032, the Company will not recognize any gain or loss for tax purposes with respect to the exercise or lapse of the warrants.

12. OPERATING AND CAPITAL LEASES

The Company has commitments under long-term, non-terminable operating leases, principally for facility and office space. Lease terms generally cover one to ten years. Certain leases contain consecutive renewal options and escalation clauses.

(Dollars in thousands, except per share data)

12. OPERATING AND CAPITAL LEASES (Continued)

The Company did not enter into any new capital leases for medical and manufacturing equipment during 2009. The Company had seven and thirteen capital leases for medical equipment that existed as of December 31, 2009 and 2008, respectively. The net book value of assets under capital leases was $925 and $1,594 at December 31, 2009 and 2008, respectively. The annual interest rates on capital leases range from 5.3% to 8.6%.

At December 31, 2009, minimum annual rental commitments are as follows:

	Operating Leases	Capital Leases
2010	$ 6,240	$ 321
2011	5,726	292
2012	5,008	164
2013	4,497	91
2014	3,675	91
2015 and thereafter	6,425	83
Minimum lease payments	31,571	1,042
Less: sublease receipts	(84)	—
Total minimum lease payments	$31,487	1,042
Less: amount representing interest		(117)
Total obligation under capital leases		$ 925

Included in the table above are operating lease annual rent commitments with related parties for the five years commencing with 2010 of approximately $3,107, $2,767, $2,273, $2,118, $1,810 and $4,591 thereafter. Rent expense of continuing operations related to operating leases amounted to $8,895, $7,587 and $6,529 during 2009, 2008 and 2007, respectively.

13. COMMITMENTS AND CONTINGENCIES

Litigation

The Company is subject to various claims and legal actions that arise in the ordinary course of business. In the opinion of management, the ultimate resolution of such matters will not have a material adverse effect on the Company's financial position or results of operations.

Professional Liability Risk

The Company maintains third party professional liability insurance for its ASCs and business activities. Although the Company believes that this insurance is adequate as to the amounts at risk, there can be no assurance that any claim asserted against the Company will not exceed the coverage limits of such insurance.

(Dollars in thousands, except per share data)

Insurance

The Company is insured with respect to professional liability risks on a claims-made basis. Management is not aware of any claims against the Company that might have a material impact on the Company's financial position or results of operations.

Purchase Commitments

The Company has entered into various Product Usage and Volume Lease Purchase agreements with some of its surgical suppliers, under which the Company is required to purchase a minimum quantity of products at a predetermined price. At December 31, 2009, the Company had remaining product purchase commitments of $165.

Pursuant to the sale of a 29% interest in its Richmond, VA ASC to two physicians, the Company granted the physicians an option to sell back their interests to the Company for the original price paid at any time which is $319.

Employment Agreements

The Company has employment agreements with certain of its executives that specify that if the executive is terminated by the Company for other than cause following a change in control of the Company, the executive shall receive severance pay ranging from twelve to twenty-four months salary plus bonus and certain other benefits.

14. STOCKHOLDERS' EQUITY

Common Stock

On July 23, 2008, the Company's Board of Directors adopted a program to repurchase from time to time at management's discretion up to $8,000 of the Company's common stock at prevailing market prices in the open market or in private transactions during the 12-month period ended July 31, 2009. During the six months ended December 31, 2008, the Company purchased 1,908,962 shares of the Company's common stock for $6,871 at an average price of $3.60 per share. During the first quarter of 2009, the Company purchased 361,300 shares of the Company's common stock for $1,126 at an average price of $3.12 per share which completed the repurchase program.

Other Comprehensive Income

The Company reports other comprehensive income as a measure of changes in stockholders' equity that resulted from recognized transactions and other economic events of the period from non-owner sources. Other comprehensive income of the Company results from adjustments due to the fluctuation of the value of the Company's interest rate swaps accounted for under the provisions of ASC 815. The Company entered into two interest rate swaps during the second quarter of 2006 and one of its 67.5% owned subsidiaries entered into an interest rate swap during the third quarter of 2006. The Company's share of the negative value of the interest rate swaps was $40 at December 31, 2009 and is recorded as accumulated other comprehensive loss in the accompanying consolidated balance sheet. The total comprehensive income attributable to NovaMed, Inc. for the years ended December 31, 2009 and 2008 was $7,689 and $7,450, respectively. The total comprehensive loss attributable to NovaMed, Inc. for the year ended December 31, 2007 was $6,920. See Note 11 for further discussion of the interest rate swaps.

(Dollars in thousands, except per share data)

15. EMPLOYEE BENEFIT PLANS

Employee Benefits and Compensation

The Company maintains a voluntary savings plan (the Savings Plan) for eligible employees under section 401(k) of the Internal Revenue Code whereby participants may contribute a percentage (up to 100%) of their compensation not to exceed IRS limits. During 2009, the Savings Plan provided for the Company to match 50% of the employee's contributions on the first 4% of salary contributed by each employee. The Company's matching contributions approximated $369, $298 and $307 for 2009, 2008 and 2007, respectively.

Employee Stock Purchase Plan

The Company has an employee stock purchase plan for all eligible employees. Under the plan, shares of the Company's common stock may be purchased at six-month intervals at 85% of the lower of the fair market value on the first or the last day of each six-month period. Employees may purchase shares having a value not exceeding 10% of their gross compensation during an offering period; however, the amount of an employee's purchase may not exceed $20 in any offering period or $25 in any calendar year. Under this plan 50,891 shares, 35,570 shares and 36,771 shares were purchased during 2009, 2008 and 2007, respectively. Under the provisions of ASC 718, the Company recognized compensation expense of $27, $30 and $46 during 2009, 2008 and 2007, respectively. At December 31, 2009, 165,471 shares were reserved for future issuance.

Stock Plans

The Company is authorized to issue up to 11,101,800 shares of its common stock, par value $.01 per share, under various stock plans. Of this amount, 1,197,700 shares remain available for issuance as of December 31, 2009. Authorized options for common stock under the various plans generally become exercisable over a four-year period with 1/8th of the total options granted becoming exercisable six months from the date of each grant and 1/48th of the total options granted becoming exercisable each month thereafter. The option period for common stock options is generally 10 years from the date each option is granted. All current outstanding options are nonqualified stock options.

The Company accounts for stock-based compensation applying the provisions of ASC 718, *Compensation—Stock Compensation*. ASC 718 applies to new awards and to awards that were outstanding as of December 31, 2005 that are subsequently vested, modified, repurchased or cancelled. Compensation expense recognized during 2009, 2008 and 2007 includes the portion vesting during the period for (1) all share-based payments granted prior to, but not yet vested as of December 31, 2005, based on the grant-date fair value estimated in accordance with the original provisions of the standard and (2) all share-based payments granted subsequent to December 31, 2005, based on the grant-date fair value estimated using the Black-Scholes option-pricing model. The Company calculated its available APIC pool of net excess benefits using the transition method as defined in ASC 718. During 2009, the Company granted options to purchase 646,364 shares with a weighted average exercise price of $2.76 per share. Stock compensation expense of $1,338, $1,601 and $1,955 was recognized on existing stock options during the twelve months ended December 31, 2009, 2008 and 2007, respectively.

(Dollars in thousands, except per share data)

15. EMPLOYEE BENEFIT PLANS (Continued)

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for stock options granted during 2009, 2008 and 2007.

	2009	2008	2007
Weighted average fair value of options at the date of grant	$1.29	$1.60	$3.74
Expected option life in years	6	6	6
Risk-free interest rate	3.53%	3.06%	4.76%
Dividend yield	—	—	—
Expected volatility	43.26%	44.44%	47.92%

The expected option life used for 2009, 2008 and 2007 grants was based on historical stock option exercise activity. The risk free interest rate is based on the yield curve for U.S. Treasury zero-coupon issues with an equivalent remaining term. The dividend yield is based on the Company's current dividend yield as the best estimate of projected dividend yield for periods within the expected life of the options. The expected volatility is based on the historical volatility of the Company's stock price.

A summary of stock option activity for the three years ended December 31, 2009 is summarized as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)
Outstanding at January 1, 2007	4,604,068	$4.15	6.0
Options granted	662,500	$7.18	
Options exercised with total intrinsic value of $1,476	(761,332)	$2.31	
Options terminated	(296,412)	$7.47	
Outstanding at December 31, 2007	4,208,824	$4.71	5.9
Options granted	10,000	$3.42	
Options exercised with total intrinsic value of $558	(304,000)	$1.62	
Options terminated	(330,352)	$7.33	
Outstanding at December 31, 2008	3,584,472	$4.72	5.1
Options granted	646,364	$2.76	
Options exercised with total intrinsic value of $569	(218,095)	$1.38	
Options terminated	(134,291)	$7.43	
Outstanding at December 31, 2009 with aggregate intrinsic value of $3,493	3,878,450	$4.49	5.2
Exercisable at December 31, 2009 with aggregate intrinsic value of $2,891	3,134,436	$4.59	4.4

(Dollars in thousands, except per share data)

15. EMPLOYEE BENEFIT PLANS (Continued)

During the years ended December 31, 2009, 2008 and 2007, cash received from stock options exercised was $302, $494 and $1,134, respectively. Tax benefits recognized as a result of these stock options exercised in 2009, 2008 and 2007 were $527, $1,666 and $940, respectively.

At December 31, 2009, there was $1,473 of total unrecognized compensation cost related to nonvested stock options. This cost will be recognized over a weighted average period of approximately 1.9 years.

On January 25, 2007, a former senior executive exercised stock options to acquire 287,199 shares of common stock. Per the terms of the stock option agreements and the Company's stock incentive plans, the former executive tendered to the Company 82,006 shares of the Company's common stock to fund the $626 aggregate exercise price. The Company added these tendered shares into treasury resulting in an increase in treasury stock of $626. These shares are available for future issuance under the Company's stock incentive plans.

The Company also grants restricted stock awards to certain employees. Restricted stock awards are valued at the closing market value of the Company's common stock on the day prior to the grant, and the total value of the award is recognized as expense ratably over the vesting period of the employees receiving the grants. The Company granted 318,183 restricted shares at a market value of $2.75 per share from its 2005 Stock Incentive Plan to various executives on February 18, 2009. The Company granted 75,000 restricted shares at a market value of $7.35 per share from its 2005 Stock Incentive Plan to various executives on February 21, 2007. As of December 31, 2009, the total amount of unrecognized compensation expense related to nonvested restricted stock awards was approximately $829, which is expected to be recognized over a weighted-average period of approximately 2.8 years. The Company recognized compensation expense of $701, $588 and $600 on existing restricted stock awards during the years ended December 31, 2009, 2008 and 2007, respectively.

The following is a summary of nonvested restricted share activity:

	Number of Shares	Weighted Average Grant-Date Fair Value
Nonvested at January 1, 2007	226,769	$6.56
Granted	74,999	$7.35
Vested	(87,448)	$6.67
Forfeited	(17,187)	$7.18
Nonvested at December 31, 2007	197,133	$6.76
Granted	—	$ —
Vested	(88,227)	$6.69
Forfeited	(7,398)	$7.11
Nonvested at December 31, 2008	101,508	$6.80
Granted	318,183	$2.75
Vested	(139,451)	$5.00
Forfeited	—	$ —
Nonvested at December 31, 2009	280,240	$3.10

(Dollars in thousands, except per share data)

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

On January 1, 2008, the Company adopted the provisions included in ASC 820 which establishes a framework for reporting fair value and expands disclosures required for fair value measurements for measuring the fair value of its financial assets and liabilities. Although the adoption of ASC 820 did not materially impact its financial condition, results of operations or cash flow, the Company is now required to provide additional disclosures as part of its financial statements.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

As of December 31, 2009 and 2008, the Company had interest rate swap agreements that are required to be measured at fair value on a recurring basis. The Company's interest rate swap agreements attributable to NovaMed, Inc. had a fair value of $40 and $218 based on Level 2 inputs as of December 31, 2009 and 2008, respectively.

17. OPERATING SEGMENTS

The Company manages its business segments by types of service provided. The Company's reportable segments are as follows:

Surgical facilities. Surgical facilities reportable segment aggregates the results of operations from owning and/or operating ASCs and fixed site laser services agreements. Earnings before taxes in 2007 includes $79 of gains from the sale of noncontrolling interests in the Company's ASCs.

Product sales. Product sales segment aggregates the Company's optical products purchasing organization, optical laboratories, marketing products and services businesses and an optometric practice with a retail optical store.

Other. Other segment aggregates management services provided to a physician practice with multiple locations in Atlanta, Georgia and an administrative services agreement.

Corporate. Corporate consists of corporate expenses for salaries, wages and benefits, general and administrative costs not allocated to the operating segments and interest on debt.

The accounting policies of the various segments are the same as those described in the "Summary of Significant Accounting Policies" in Note 2. The Company evaluates the performance of its segments based on earnings before taxes (EBT). Segment EBT includes all revenue and expenses directly attributable to the segment, certain corporate expenses for salaries, wages and benefits directly attributable to the management of the reportable segment and allocated management, billing and collection fees.

(Dollars in thousands, except per share data)

17. OPERATING SEGMENTS (Continued)

Segment identifiable assets include accounts receivable, inventory, other current assets and long-lived assets, including goodwill, of the segment. Corporate identifiable assets represent all other assets of the Company including cash and cash equivalents, corporate other current assets, and corporate long-lived assets, which include property and equipment, notes receivable and other long-term assets and assets of discontinued operations. The Company has no revenues attributed to customers outside of the United States and no assets located in foreign countries.

	Surgical Facilities	Product Sales	Other	Corporate	Total
2009					
Net revenue	$131,192	$17,151	$8,101	$ —	$156,444
Earnings (loss) before taxes	36,889	2,488	819	(10,166)	30,030
Depreciation and amortization	4,727	731	118	309	5,885
Interest income	3	—	—	1	4
Interest expense	695	26	—	8,057	8,778
Capital expenditures	2,599	456	21	622	3,698
Accounts receivable	11,773	6,837	484	83	19,177
Identifiable assets	213,318	22,727	2,094	9,828	247,967
2008					
Net revenue	$116,447	$17,428	$7,345	$ —	$141,220
Earnings (loss) before taxes(a)	34,133	4,649	618	(11,600)	27,800
Depreciation and amortization	3,389	531	123	268	4,311
Interest income	40	—	—	28	68
Interest expense(a)	512	5	—	7,621	8,138
Capital expenditures	4,491	266	54	85	4,896
Accounts receivable	12,584	7,263	435	47	20,329
Identifiable assets	216,606	23,562	2,139	9,114	251,421
2007					
Net revenue	$105,752	$15,334	$7,509	$ 26	$128,621
Earnings (loss) before taxes(a)	30,741	3,966	807	(11,553)	23,961
Depreciation and amortization	3,017	232	137	249	3,635
Interest income	98	—	—	97	195
Interest expense(a)	378	—	—	6,422	6,800
Capital expenditures	1,529	246	123	563	2,461
Accounts receivable	11,864	6,720	628	86	19,298
Identifiable assets	160,387	20,149	2,394	12,774	195,704

Notes:

(a) On January 1, 2009, we adopted ASC 470-20 and ASC 810. As required by ASC 470-20 and ASC 810, prior period results have been recast to conform with the new pronouncements.

18. RELATED-PARTY TRANSACTIONS

Facility Rent

The Company leases facility space from various related parties, which include partners, at rates the Company believes approximate fair market value. Amounts paid to related parties for rent, taxes and other

(Dollars in thousands, except per share data)

18. RELATED-PARTY TRANSACTIONS (Continued)

facility costs amounted to approximately $3,573, $3,407 and $2,620 during 2009, 2008 and 2007, respectively. The Company's minimum annual rental commitments include total commitments of $16,666 that relate to facilities leased from related parties. Annual rent commitments for the five years commencing with 2010 are $3,107, $2,767, $2,273, $2,118, $1,810 and $4,591 thereafter. (See Note 12).

Notes Receivable

The Company holds a note receivable of $1,190, less reserves of $744, from physicians affiliated with the Company. This note represents a $1,190 non-interest bearing tax loan issued in connection with the IPO.

Other

The Company received professional services from firms that employed a director of the Company. Total payments for services received during 2009, 2008 and 2007 were approximately $122, $161 and $633, respectively.

19. QUARTERLY FINANCIAL DATA (Unaudited)

Summarized quarterly financial data for 2009 and 2008 is as follows:

	Quarter			
2009	**First**	**Second**	**Third**	**Fourth**
Net revenue	$38,294	$39,572	$38,768	$39,810
Operating income	9,333	10,096	9,486	9,904
Amounts attributable to NovaMed, Inc.:				
Income from continuing operations	1,729	2,122	1,862	1,798
Income from discontinued operations	—	—	—	—
Net income attributable to NovaMed, Inc	1,729	2,122	1,862	1,798
Basic earnings per share	0.08	0.09	0.08	0.08
Diluted earnings per share	0.08	0.09	0.08	0.08

	Quarter			
2008	**First**	**Second**	**Third**	**Fourth**
Net revenue	$33,813	$35,180	$36,050	$36,177
Operating income	8,288	9,187	9,185	9,223
Amounts attributable to NovaMed, Inc.:				
Income from continuing operations	1,574	1,806	1,798	1,788
Income (loss) from discontinued operations	43	(37)	246	—
Net income attributable to NovaMed, Inc	1,617	1,769	2,044	1,788
Basic earnings per share	0.06	0.07	0.08	0.08
Diluted earnings per share	0.06	0.07	0.08	0.07

NOVAMED, INC. AND SUBSIDIARIES
RULE 12-09 VALUATION RESERVES
(Dollars in thousands)

Allowance for contractual adjustments and bad debts	Balance at beginning of period	Charged to costs and expenses	Deductions	Balance at end of period
2007	$24,169	211,401	(207,872)	$27,698
2008	$27,698	296,829	(280,743)	$43,784
2009	$43,784	388,449	(405,636)	$26,597

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVAMED, INC.

By: /s/ THOMAS S. HALL

Thomas S. Hall
President, Chief Executive Officer and Chairman of the Board

Date: March 16, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities indicated.

Name	Title	Date
/s/ THOMAS S. HALL Thomas S. Hall	President, Chief Executive Officer (Principal Executive Officer), Chairman of the Board and a Director	March 16, 2010
/s/ SCOTT T. MACOMBER Scott T. Macomber	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	March 16, 2010
/s/ JOHN P. HART John P. Hart	Vice President, Corporate Controller (Principal Accounting Officer)	March 16, 2010
/s/ ROBERT J. KELLY Robert J. Kelly	Lead Director and a Director	March 16, 2010
/s/ R. JUDD JESSUP R. Judd Jessup	Director	March 16, 2010
/s/ SCOTT H. KIRK, M.D. Scott H. Kirk, M.D.	Director	March 16, 2010
/s/ STEVEN V. NAPOLITANO Steven V. Napolitano	Director	March 16, 2010
/s/ C.A. LANCE PICCOLO C.A. Lance Piccolo	Director	March 16, 2010

Exhibit 21

NOVAMED, INC. SUBSIDIARIES

1. NovaMed Management of Kansas City, Inc., a Missouri corporation
2. Blue Ridge NovaMed, Inc., a Missouri corporation
3. NovaMed Eye Surgery Center (Plaza) L.L.C., a Delaware limited liability company
4. NovaMed Eye Surgery Center of Overland Park, L.L.C., a Delaware limited liability company
5. NovaMed Management Services, LLC, a Delaware limited liability company
6. NovaMed Eye Surgery Center of Maryville, L.L.C., a Delaware limited liability company
7. NovaMed Eye Surgery Center of North County, LLC, a Delaware limited liability company
8. NovaMed Eye Surgery Center of New Albany, L.L.C., a Delaware limited liability company
9. NovaMed of Louisville, Inc., a Kentucky corporation
10. Midwest Uncuts, Inc., an Iowa corporation
11. NovaMed Eyecare Research, Inc., a Delaware corporation
12. NovaMed Eye Surgery and Laser Center of St. Joseph, Inc., a Missouri corporation
13. NMGK, Inc., an Illinois corporation
14. NMLO, Inc., a Kansas corporation
15. NovaMed Eye Surgery Center of Cincinnati, LLC, a Delaware limited liability company
16. Patient Education Concepts, Inc., a Delaware corporation
17. NMI, Inc., a Georgia corporation
18. NovaMed Acquisition Company, Inc., a Delaware corporation
19. NovaMed Surgery Center of Richmond, LLC, a Delaware limited liability company
20. NovaMed Surgery Center of River Forest, LLC, a Delaware limited liability company
21. NovaMed Surgery Center of Colorado Springs, LLC, a Delaware limited liability company
22. NovaMed of Texas, Inc., a Delaware corporation
23. NovaMed Surgery Center of Tyler, L.P., a Delaware limited partnership
24. NovaMed Alliance, Inc., a Delaware corporation
25. NovaMed Surgery Center of Merrillville, LLC, a Delaware limited liability company
26. NovaMed Surgery Center of Chicago—Northshore, LLC, a Delaware limited liability company
27. Blue Ridge Surgical Center, LLC, a Delaware limited liability company
28. NovaMed Surgery Center of Chattanooga, LLC, a Delaware limited liability company
29. NovaMed Surgery Center of Nashua, LLC, a Delaware limited liability company
30. NovaMed Surgery Center of Bedford, LLC, a Delaware limited liability company
31. NovaMed Surgery Center of Orlando, LLC, a Delaware limited liability company
32. NovaMed Surgery Center of Oak Lawn, LLC, a Delaware limited liability company
33. NovaMed Surgery Center of Palm Beach, LLC, a Delaware limited liability company

34. NovaMed Surgery Center of Madison, Limited Partnership, a Wisconsin limited partnership
35. NovaMed of Wisconsin, Inc., a Delaware corporation
36. NovaMed Pain Management Center of New Albany, LLC, a Delaware limited liability company
37. The Cataract Specialty Surgical Center, L.L.C., a Michigan limited liability company
38. NovaMed Surgery Center of Denver, LLC, a Delaware limited liability company
39. NovaMed Surgery Center of Whittier, LLC, a Delaware limited liability company
40. Surgery Center of Fremont, LLC, a Delaware limited liability company
41. NovaMed of Dallas, Inc., a Delaware corporation
42. NovaMed Surgery Center of Dallas, LP, a Delaware limited partnership
43. NovaMed of San Antonio, Inc., a Delaware corporation
44. NovaMed Surgery Center of San Antonio, LP, a Delaware limited partnership
45. NovaMed Surgery Center of Jonesboro, LLC, a Delaware limited liability company
46. NovaMed Surgery Center of Laredo, LP, a Delaware limited partnership
47. NovaMed of Laredo, Inc., a Delaware corporation
48. NovaMed Surgery Center of Sandusky, LLC, a Delaware limited liability company
49. Laser and Outpatient Surgery Center, LLC, a Delaware limited liability company
50. NovaMed Surgery Center of Cleveland, LLC, a Delaware limited liability company
51. NovaMed Surgery Center of Warrensburg, LLC, a Delaware limited liability company
52. NovaMed Surgery Center of Sebring, LLC, a Delaware limited liability company
53. NovaMed Surgery Center of St. Peters, LLC, a Delaware limited liability company
54. Surgery Center of Kalamazoo, LLC, a Michigan limited liability company
55. MDnetSolutions, Inc., a Delaware corporation
56. NovaMed Surgery Center of Baton Rouge, LLC, a Delaware limited liability company
57. NovaMed of Lebanon, Inc., a Delaware corporation
58. NovaMed of Bethlehem, Inc., a Delaware corporation
59. The Center for Specialized Surgery, L.P., a Pennsylvania limited partnership
60. Surgery Center of Lebanon, L.P., a Pennsylvania limited partnership

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
NovaMed, Inc.
Chicago, Illinois

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-142530) and Form S-8 (Nos. 333-87647, 333-67214, 333-129259, 333-155148 and 333-161204) of NovaMed, Inc. of our reports dated March 16, 2010 relating to the consolidated financial statements, financial statement schedule, and the effectiveness of NovaMed, Inc.'s internal control over financial reporting included in this Annual Report on Form 10-K.

/s/ BDO SEIDMAN, LLP

Chicago, Illinois
March 16, 2010

Exhibit 31.1

Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Thomas S. Hall, certify that:

1. I have reviewed this Annual Report on Form 10-K of NovaMed, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2010

/s/ THOMAS S. HALL

Thomas S. Hall
Chief Executive Officer

Exhibit 31.2

Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Scott T. Macomber, certify that:

1. I have reviewed this Annual Report on Form 10-K of NovaMed, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2010

/s/ SCOTT T. MACOMBER

Scott T. Macomber
Chief Financial Officer

Exhibit 32

CERTIFICATIONS PURSUANT to 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of NovaMed, Inc. (the "Company") for the fiscal year ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Thomas S. Hall, Chief Executive Officer of the Company, certify, pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ THOMAS S. HALL

Thomas S. Hall
Chief Executive Officer
March 16, 2010

In connection with the Annual Report on Form 10-K of NovaMed, Inc. (the "Company") for the fiscal year ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Scott T. Macomber, Chief Financial Officer of the Company, certify, pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ SCOTT T. MACOMBER

Scott T. Macomber
Chief Financial Officer
March 16, 2010

This certification accompanies this Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

PERFORMANCE GRAPH

The following graph shows a comparison of cumulative total returns of NovaMed, Inc., the Nasdaq Stock Market (US & Foreign) and the Nasdaq Health Services Index, during the period commencing December 31, 2004 and ending on December 31, 2009. The comparison assumes $100 was invested on December 31, 2004, in the common stock of NovaMed, Inc., the Nasdaq Stock Market (US & Foreign) and the Nasdaq Health Services Index and assumes the reinvestment of all dividends, if any.



$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/31/2004
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
NOVAMED, INC.
NASDAQ Stock Market (US & Foreign)
NASDAQ Health Services Index

Legend

	12/31/2004	12/31/2005	12/31/2006	12/31/2007	12/31/2008	12/31/2009
NOVAMED, INC.	100.0	99.23	115.04	64.59	52.58	58.96
Nasdaq Stock Market (US & Foreign)	100.0	102.27	112.80	124.68	59.76	86.83
Nasdaq Health Services Index	100.0	137.50	137.31	179.46	130.97	173.13

The stock price performance shown on the graph is not necessarily indicative of future price performance.

Investor Information

Principal Officers

Thomas S. Hall
Chairman, President and
Chief Executive Officer

Scott T. Macomber
Executive Vice President and
Chief Financial Officer

Graham B. Cherrington
Executive Vice President of Operations

Board of Directors

Thomas S. Hall
Chairman of the Board

Robert J. Kelly
Lead Director
Consultant

R. Judd Jessup
Healthcare Executive
Director of CorVel Corporation and three private health care companies

Scott H. Kirk, M.D.
Practicing ophthalmologist since 1982

Steven V. Napolitano
Partner of the law firm of DLA Piper

C.A. Lance Piccolo
Healthcare Executive
Director of CVS/Caremark Corporation, Chemtura Corporation and MedAssets, Inc.

Annual Meeting

The Annual Meeting of Stockholders will be held on May 19, 2010, at 10 a.m. CDT, in Chicago, Illinois. Stockholders of record as of April 5, 2010 will be entitled to vote at the meeting.

Corporate Offices

333 West Wacker Drive
Suite 1010
Chicago, Illinois 60606

100 Mansell Court East
Suite 650
Roswell, Georgia 30076

Stockholder Information

Stock Information
NovaMed, Inc. common stock is traded on the NASDAQ Global Select Market under the symbol NOVA. A full range of corporate and investor information, including earnings and other news releases, SEC filings, management and board biographies, and stock-performance information is available on the company's web site, www.novamed.com.

Transfer Agent
American Stock Transfer and Trust Company
59 Maiden Lane
Plaza Level
New York, New York 10038
800-937-5449
212-936-5100

Dividends
The company has never paid dividends and currently intends to retain earnings to finance business growth.

Form 10-K
The company's Annual Report on Form 10-K for the year ended December 31, 2009, is included with this Annual Report to Stockholders and is also available upon request to www.novamed.com or 312-664-4100.

Stockholder Inquiries
Copies of quarterly earnings releases are available on the Internet at www.novamed.com, or may be obtained by mail by calling Investor Relations at the Corporate Headquarters. Specific financial questions should be directed to Scott Macomber, Executive Vice President and Chief Financial Officer, at the Corporate Headquarters, 312-664-4100.

Independent Public Accountants
BDO Seidman, LLP
233 N. Michigan Ave., Suite 2500
Chicago, Illinois 60601

Outside Legal Counsel
DLA Piper US LLP
203 North LaSalle Street
Suite 1900
Chicago, Illinois 60601



Atlanta Office:

100 Mansell Court East, Suite 650
Roswell, GA 30076

Chicago Office:

333 West Wacker Drive, Suite 1010
Chicago, IL 60606

1-888-NOVAMED
www.NovaMed.com